                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                       ---------------------------------
                       RULE 13e-3 TRANSACTION STATEMENT
          UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)

                          Interfoods of America, Inc.
                             (NAME OF THE ISSUER)

                          Interfoods of America, Inc.
                         Interfoods Acquisition Corp.
                                Robert S. Berg
                               Steven M. Wemple
                      (NAME OF PERSONS FILING STATEMENT)

                    Common Stock, $.001 Par Value Per Share
                        (TITLE OF CLASS OF SECURITIES)

                                  458973-10-4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                      ----------------------------------
                                Robert S. Berg
                            Chief Executive Officer
                          Interfoods of America, Inc.
                   9400 South Dadeland Boulevard, Suite 720
                             Miami, Florida  33156
                                (305) 670-0746
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                         OF PERSONS FILING STATEMENT)
                   ----------------------------------------
                                  COPIES TO:

                             Mark A. Fullmer, Esq.
                             Phelps Dunbar, L.L.P.
                         365 Canal Street, Suite 2000
                         New Orleans, Louisiana  70130
                                (504) 584-9324

This statement is filed in connection with (check the appropriate box):

     (a) [X] The filing of solicitation materials or an information statement subject to Regulation 14A ((S)(S)240.14a-1 through 240.14b-2). Regulation 14C ((S)(S)240.14c-1 through 240.14c-101), or Rule 13e-3(c) ((S)240.13e-
     3(c)) under the Securities Exchange Act of 1934.

     (b) [_] The filing of a registration statement under the Securities Act of 1933.

     (c) [_] A tender offer.

     (d) [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                                             --------------------------
TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**

     $3,846,166                                       $770.00
                                             --------------------------

                          CALCULATION OF FILING FEE:


* For purposes of calculating the fee only. The amount assumes the conversion of 2,652,528 shares of common stock of Interfoods of America, Inc., in the proposed merger, at $1.45 per share.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Exchange Act equals 1/50/th/ of 1% of the value of the shares to be converted in the merger.

[X] Check the box if any part of the fee is offset as provided by (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $770.00               Filing Party:  Interfoods of America, Inc.

Form or Registration No.: Schedule 14A,        Date Filed:  January 15, 2002
                          preliminary proxy statement

--------------------------------------------------------------------------------

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13e-3 (the "Schedule 13e-3" or the "Statement") relates to an Agreement and Plan of Merger, dated as of December 21, 2001 (as amended from time to time, the "Merger Agreement"), between Interfoods of America, Inc., a Nevada corporation (the "Company"), and Interfoods Acquisition Corp., a Nevada corporation (the "Acquisition Company"), pursuant to which the Acquisition Company will merge (the "Merger") with and into the Company, with the Company continuing as the surviving corporation. In the Merger, stockholders of the Company (other than the Acquisition Company and stockholders validly exercising their dissenters' rights) will receive for each share of Company common stock $1.45 principal amount of the Company's unsecured, subordinated debentures. A copy of the Merger Agreement is filed as Annex A to the Preliminary Proxy Statement on Schedule 14A (the "Proxy Statement") filed concurrently by the Company with the Securities and Exchange Commission (the "Commission") pursuant to which the board of directors of the Company is soliciting proxies from the stockholders of the Company in connection with the Merger. This Schedule 13e-3 is being filed by the Company, the Acquisition Company and Robert S. Berg and Steven M. Wemple, the sole stockholders, directors and officers of the Acquisition Company, who are also directors and officers of the Company.

     The following responses and cross-references are being supplied pursuant to General Instructions F and G to Schedule 13e-3 and show the locations in the Preliminary Proxy Statement (including all annexes thereto) of the information required to be included in response to the items of this Schedule 13e-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13e-3 are qualified in their entirety by reference to the information contained in the Preliminary Proxy Statement and the annexes thereto.

     ITEM 1.  SUMMARY TERM SHEET.

     REGULATION M-A
     Item 1001

     The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SUMMARY" is incorporated herein by reference.

     ITEM 2.  SUBJECT COMPANY INFORMATION.

     REGULATION M-A
     ITEM 1002

     (a) Interfoods of America, Inc. is the issuer of the securities subject to the transaction described in this Schedule 13e-3. The information set forth in the Proxy Statement under the caption "SUMMARY" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING - Record Date; Stock Entitled To Vote; Quorum" is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Price Range Of Shares; Dividends And Stock Repurchases" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Price Range Of Shares; Dividends And Stock Repurchases" is incorporated herein by reference.

     (e)       Not applicable.

     (f) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Price Range Of Shares; Dividends And Stock Repurchases" is incorporated herein by reference.

     ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

     REGULATION M-A
     ITEM 1003

     (a)-(c) The information set forth in the Proxy Statement under the caption "SUMMARY" is incorporated herein by reference. The Company and the Acquisition Company are affiliates of Robert S. Berg and Steven M. Wemple by virtue of their beneficial ownership through the Acquisition Company of an aggregate of 2,359,571 shares of common stock of the Company, approximately 47% of the outstanding shares of common stock, and all of the outstanding shares of common stock of the Acquisition Company.

     Name, business address and telephone number of each filing person.
     -----------------------------------------------------------------

     The name, business address and telephone number of the Company and the Acquisition Company are incorporated herein by reference as set forth in the immediately preceding paragraph. This Schedule 13e-3 is also filed by Robert S. Berg and Steven M. Wemple, the sole stockholders, directors and officers of the Acquisition Company, who are also directors and officers of the Company, whose business address and telephone number are provided below.

            Robert S. Berg
            9400 South Dadeland Boulevard
            Suite 720
            Miami, Florida  33156
            (305) 670-0746

            Steven M. Wemple
            9400 South Dadeland Boulevard
            Suite 720
            Miami, Florida  33156
            (305) 670-0746

          The other director of the Company is Marshal E. Rosenberg, Ph.D. and his business address and telephone number are provided below.

            Marshal E. Rosenberg, Ph.D.
            9350 South Dixie Highway
            Financial Centre, Suite 1530
            Miami, Florida  33156
            (305) 670-2555

     The present principal occupation or employment and material positions held during the past five years for each of Mr. Berg and Mr. Wemple is set forth below in this Item 3. Mr. Berg and Mr. Wemple are the sole shareholders of the Acquisition Company which beneficially owns

2,359,571 shares of common stock of the Company or approximately 47% of the outstanding shares of common stock of the Company.

     Mr. Berg and Mr. Wemple are the sole shareholders, officers and directors of the Company.

     Directors and Executive Officers of the Company
     -----------------------------------------------

     Set forth below are the name, address and the present principal occupations or employment and the name of any corporation or other organization in which such employment is conducted, and the five-year employment history, of each director and executive officer of Interfoods of America, Inc. Each person identified below is a United States citizen. Except as set forth below, each person's address is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

                                  Present principal occupation or employment
                                  and material positions held during the past
     Name                         five years
     ----                         ----------------------------------------------

     Robert S. Berg               Since April 1996, Mr. Berg has served as
                                  Chairman of the Board and Chief Executive
                                  Officer of the Company.

     Steven M. Wemple             Since April 1996, Mr. Wemple has served as
                                  President, Chief Operating Officer and a director of the Company.

     Francis X. Maloney           Since August 1998, Mr. Maloney has served as
                                  Chief Financial Officer of the Company.  From
                                  January 1994 to August 1998, he served as Vice
                                  President and Controller for Tecmo Consult
                                  International S.A., a company engaged in the construction, real estate and hotel management business in the Caribbean.

     Marshal E. Rosenberg, Ph.D.  Since 1961, Dr. Rosenberg has been the
                                  President, Chairman of the Board of Directors and sole shareholder of the Marshal E. Rosenberg Organization, Inc., a Florida corporation, engaged in the sale of life, health and disability insurance. Mr. Rosenberg became a director of the Company in June 2001. Since October 2001, Dr. Rosenberg has served as the sole member and Chairman of the independent committee of the Board of Directors of the Company. Mr. Rosenberg's address is 9350 South Dixie Highway,

                                  Financial Centre, Suite 1530, Miami, Florida
                                  33156.

     During the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     Directors and Executive Officers of the Acquisition Company
     -----------------------------------------------------------

     Set forth below are the name, address and present principal occupations or employment and the name of any corporation or other organization in which such employment is conducted, and the five-year employment history, of each director and executive officer of the Acquisition Company. Each person identified below is a United States citizen. Each person's address is 9400 South Dadeland Boulevard, Suite 720, Miami, Florida 33156.

                                  Present principal occupation or employment
                                  and material positions held during the past
     Name                         five years
     ----                         ---------------------------------------------

     Robert S. Berg               Since December 2001, Mr. Berg has served as
                                  President and director of the Acquisition
                                  Company. Since April 1996, Mr. Berg has served as Chairman of the Board and Chief
                                  Executive Officer of the Company.


     Steven M. Wemple             Since December 2001, Mr. Wemple has served as
                                  Treasurer, Secretary and a director of the Acquisition Company. Since April 1996, Mr.
                                  Wemple has served as President, Chief
                                  Operating Officer and a director of the
                                  Company.

     During the past five years, none of the foregoing directors or executive officers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     Information Concerning the Company and the Acquisition Company
     --------------------------------------------------------------

     During the past five years, neither the Company nor the Acquisition Company has been convicted in a criminal proceeding (excluding traffic fines or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

     ITEM 4.        TERMS OF THE TRANSACTION.

     Regulation M-A
     Item 1004

     (a)(1)         Not applicable.

     (a)(2)(i) The information set forth in the Proxy Statement under the captions "SUMMARY" and "THE MERGER AGREEMENT - The Merger" are incorporated herein by reference.

     (a)(2)(ii) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "THE MERGER AGREEMENT - The Merger" and "THE MERGER AGREEMENT -Conversion Of Common Stock" is incorporated herein by reference.

     (a)(2)(iii) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (a)(2)(iv) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE SPECIAL MEETING - Required Votes" is incorporated herein by reference.

     (a)(2)(v) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals," "THE MERGER AGREEMENT - Conversion Of Common Stock," "THE DEBENTURES" and "COMPARISON OF RIGHTS OF COMMON STOCK AND THE DEBENTURES" is incorporated herein by reference.

     (a)(2)(vi)     Not applicable.

     (a)(2)(vii) The information set forth in the Proxy Statement under the caption "MATERIAL FEDERAL INCOME TAXES OF THE MERGER" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

     (a) The information set forth in the Proxy Statement under the caption "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' RIGHTS" is incorporated herein by reference.

     (e)            None.

     (f) The information set forth in the Proxy Statement under the heading "THE DEBENTURES" is incorporated herein by reference.

     ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Regulation M-A
     Item 1005

     (a)(1) The information set forth in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY -Recent Developments" and "CERTAIN INFORMATION CONCERNING THE COMPANY -Certain Transactions" is incorporated herein by reference.

     (a)(2) The information set forth in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY -Recent Developments," "CERTAIN INFORMATION CONCERNING THE COMPANY - Certain Transactions" and "CERTAIN INFORMATION CONCERNING THE COMPANY - Interests Of Certain Persons In The Merger" is incorporated herein by reference.

     (b), (c), (d)  The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background Of The Merger" and "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the captions "THE SPECIAL MEETING - Required Votes" and "CERTAIN BENEFICIAL OWNERSHIP OF SHARES" is incorporated herein by reference.

     ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Regulation M-A
     Item 1006

     (b) The information set forth in the Proxy Statement under the caption "THE MERGER AGREEMENT - Conversion Of Common Stock" is incorporated herein by reference.

     (c)(1)-(8) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals," "THE MERGER AGREEMENT - The Merger" and "THE MERGER AGREEMENT - Conversion Of Common Stock" is incorporated herein by reference.

     ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     Regulation M-A
     Item 1013

     (a) The information in the Proxy Statement under the caption "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (b) The information in the Proxy Statement under the captions "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference.

     (c) The information in the Proxy Statement under the captions "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Purpose Of The Merger And Plans Or Proposals" is incorporated herein by reference.

     (d) The information in the Proxy Statement under the captions "SUMMARY - Effect Of The Merger," "SPECIAL FACTORS - Purposes Of The Merger And Plans Or Proposals," "CERTAIN INFORMATION REGARDING THE COMPANY - Summary Unaudited Pro Forma Condensed Financial Information," "THE MERGER AGREEMENT - Conversion Of Common Stock," and "MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER" is incorporated herein by reference.

     ITEM 8.   FAIRNESS OF THE TRANSACTION.

     Regulation M-A
     Item 1014

     (a) The information set forth in the Proxy Statement under the captions "SUMMARY - Overview," "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS - Recommendations Of The Independent Committee And Board Of Directors," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "SPECIAL FACTORS - Opinion Of Capitalink, L.C." and "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference. For the reasons set forth in the above sections of the Proxy Statement, the Acquisition Company, Robert S. Berg and Steven M. Wemple each reasonably believes that the Rule 13e-3 transaction is fair to the unaffiliated stockholders. Because of the role of the independent committee of the board of directors of the Company in representing the interests of the unaffiliated stockholders, the Acquisition Company, Mr. Berg and Mr. Wemple each believes that the transaction provides procedural fairness to the unaffiliated stockholders.

     (b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference.

     (c) The information set forth in the Proxy Statement under the captions "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "THE SPECIAL MEETING - Required Votes" is incorporated herein by reference.

     (d) The information set forth in the Proxy Statement under the captions "SUMMARY - Overview," "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference.

     (e) The information set forth in the Proxy Statement under the captions "SUMMARY - Overview," "SPECIAL FACTORS - Recommendations Of The Independent Committee And The Board Of Directors," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "THE SPECIAL MEETING - Matters To Be Considered" and "THE MERGER AGREEMENT - The Merger" is incorporated herein by reference.

     (f)       Not applicable.

     ITEM 9.   REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     Regulation M-A
     Item 1015

     (a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger" and "SPECIAL FACTORS - Opinion Of Capitalink, L.C." is incorporated herein by reference. The full text of the written opinion of Capitalink, L.C. dated December 21, 2001 is set forth as Exhibit (c) hereto and is incorporated herein by reference. The written materials presented by Capitalink, L.C. to the independent committee and the Board of Directors on December 21, 2001 are set forth as Exhibit (c) hereto and are incorporated herein by reference.

     ITEM 10.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Regulation M-A
     Item 1007

     (a) The information in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY - Calculation Of Cost To Repurchase," "THE MERGER AGREEMENT - The Merger," "THE DEBENTURES" and "MERGER FINANCING" is incorporated herein by reference.

     (b)       Not applicable.

     (c) The information in the Proxy Statement under the captions "CERTAIN INFORMATION CONCERNING THE COMPANY - Calculation of Cost to Repurchase" and "THE MERGER AGREEMENT - Fees and Expenses" is incorporated herein by reference.

     (d) The information in the Proxy Statement under the captions "THE DEBENTURES" and "MERGER FINANCING" is incorporated herein by reference.

     ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Regulation M-A
     Item 1008

     (a) The information in the Proxy Statement under the captions "THE SPECIAL MEETING - Required Votes," "CERTAIN INFORMATION

                 CONCERNING THE COMPANY - Interests Of Certain Persons In The Merger" and "CERTAIN BENEFICIAL OWNERSHIP OF SHARES" is incorporated herein by reference.

     (b)(1)-(5) The information in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY- Interests Of Certain Persons In The Merger" is incorporated herein by reference.

     ITEM 12.    THE SOLICITATION OR RECOMMENDATION

     Regulation M-A
     Item 1012

     (d) The information in the Proxy Statement under the caption "THE SPECIAL MEETING - Required Votes" is incorporated herein by reference.

     (e) The information in the Proxy Statement under the captions "SPECIAL FACTORS - Background Of The Merger," "SPECIAL FACTORS
                 - Recommendations Of The Independent Committee and Board of Directors," "SPECIAL FACTORS - Reasons For The Merger And Fairness Of The Merger," "THE SPECIAL MEETING - Matters To Be Considered," "THE MERGER AGREEMENT - The Merger" and "CERTAIN INFORMATION CONCERNING THE COMPANY - Recent Developments" is incorporated herein by reference.

     ITEM 13.    FINANCIAL STATEMENTS.

     Regulation M-A
     Item 1010

     (a) The information set forth in the Proxy Statement under the caption "SUMMARY - Selected Historical Financial Data" is incorporated herein by reference.

     (b) The information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION CONCERNING THE COMPANY - Summary Unaudited Pro Forma Condensed Financial Information" is incorporated herein by reference.

     ITEM 14.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Regulation M-A
     Item 1009

     (a)-(b) The information set forth in the Proxy Statement under the captions "SUMMARY - Opinion Of Financial Advisor," "SPECIAL FACTORS - Opinion Of Capitalink, L.C.," "THE SPECIAL MEETING - Solicitation Of Proxies" and "THE MERGER AGREEMENT - Fees And Expenses" is incorporated herein by reference.

     ITEM 15.  ADDITIONAL INFORMATION.

     Regulation M-A
     Item 1011

     (a)   Not applicable.

     (b) The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

     ITEM 16.  EXHIBITS.

     Regulation M-A
     Item 1016

     (a) Preliminary Proxy Statement of the Company dated January 15, 2002 is incorporated herein by reference.

     (b)       Not applicable.

     (c) Opinion of Capitalink, L.C. and written materials presented by Capitalink, L.C. to the Independent Committee and the Board of Directors.

     (d) Addendum to Midnuptial Agreement dated May 10, 1996 between Robert S. Berg and Lourdes T. Berg.

     (e)       Not applicable.

     (f) Nevada Revised Statutes 92A.300 to 92A.500 included as Annex C to the Preliminary Proxy Statement.

     (g)       Not applicable.

     (h)       Not applicable.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 2002
                                   INTERFOODS OF AMERICA, INC.


                                   By: /s/ Robert S. Berg
                                      ------------------------------------------
                                      Robert S. Berg, Chief Executive Officer

                                   INTERFOODS ACQUISITION CORP.


                                   By: /s/ Robert S. Berg
                                      ------------------------------------------
                                      Robert S. Berg, President


                                   /s/ Robert S. Berg
                                   ---------------------------------------------
                                   Robert S. Berg


                                   /s/ Steven M. Wemple
                                   ---------------------------------------------
                                   Steven M. Wemple

                                  Exhibit (c)


                          [LETTERHEAD OF CAPITALINK]

[LOGO] CAPITALINK

Smart Investment Banking(SM)

December 21, 2001


Special Committee of the Board of Directors
Interfoods of America, Inc.
9400 South Dadeland Blvd.
Suite 720
Miami, FL  33156


Gentlemen:

We have been advised that, pursuant to an Agreement and Plan of Merger between Interfoods Acquisition Corp. ("IAC") and Interfoods of America, Inc. (the "Company" or "Interfoods"), the most recent draft of which is dated December 18, 2001 (the "Agreement"), IAC proposes to purchase all of the Company's outstanding common stock that is not beneficially owned by IAC, Robert S. Berg or Steven M. Wemple. Each shareholder (other than IAC and Messrs. Berg and Wemple) will receive three-year, 10% promissory debentures in the principal amount of $1.45 per share acquired (the "Debentures"). The Debentures, as fully described in the Agreement and the form of Debenture, are unsecured and subordinated. IAC is owned by Messrs. Berg and Wemple, who are also the Company's Chairman and President respectively, and members of the Board of Directors. For purposes of this opinion, IAC, Messrs. Berg and Wemple and their respective affiliates are collectively referred to as the "IAC Group". The Special Committee has retained Capitalink, L.C. as financial advisor to render an opinion as to the fairness to the Company's shareholders, other than the IAC Group, from a financial point of view, of such consideration.

The transaction described above is referred to as the "Proposed Transaction." We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision of the Company to proceed with or effect the Proposed Transaction. In addition, we have not been requested to explore any alternatives to the Proposed Transaction.

In arriving at our opinion, we took into account its assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuations generally and, among other things, (i) reviewed documents relating to the Proposed Transaction, including the Agreement, and a draft form of the Debentures; (ii)

Special Committee of the Board of Directors                    December 21, 2001
Interfoods of America, Inc.                                               Page 2

reviewed publicly available financial information and other data with respect to the Company, including the Annual Report on Form 10-K for the Year ended September 30, 2000, the Quarterly Reports on Form 10-Q for the Quarterly Periods ended December 31, 2000, March 31, 2001, and June 30, 2001, the Current Reports on Form 8-K/A dated May 17, 1999, January 24, 2000 and September 28, 2000, the Current Reports on Form 8-K dated October 23, 2001 and November 21, 2001, the amended Schedule 13Ds dated October 24, 2001, November 28, 2001 and December 14, 2001 filed jointly by Messrs. Berg and Wemple, and certain other relevant financial and operating data relating to the Company made available to us; (iii) reviewed and discussed with representatives of management of the Company a draft Annual Report on Form 10-K for the Fiscal Year ended September 30, 2001; (iv) reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of the Company; (v) reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to the Company; (vi) reviewed and analyzed the premiums paid in certain other transactions; (vii) reviewed and discussed with representatives of the management of the Company certain financial and operating information furnished by them, including financial analyses and projections and related assumptions with respect to the business, operations and prospects of the Company; (viii) considered the historical financial results and present financial condition of the Company; (ix) reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of the Company; (x) reviewed and analyzed certain financial terms and characteristics of obligations that were deemed to be comparable to the Debentures; (xi) inquired about and discussed the merger and other matters related thereto with Company management, the special committee and its legal counsel; and (xii) performed such other analyses and examinations as were deemed appropriate.

In arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was used without assuming any responsibility for any independent verification of any such information and further relied upon the assurances of Interfoods management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such projections provide a reasonable basis upon which we could form an opinion. In arriving at our opinion, we did not make a physical inspection of the properties and facilities of the Company, and did not make or obtain any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company. We have assumed that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, it is assumed that the Proposed Transaction will be a taxable event to the Interfoods shareholders. Our opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, December 14, 2001. Accordingly, although subsequent developments may affect our opinion, we do not assume any obligation to update, review or reaffirm our opinion. However, pursuant to our engagement letter, the Company may request that we update our opinion prior to the closing of the Proposed Transaction.

Special Committee of the Board of Directors                    December 21, 2001
Interfoods of America, Inc.                                               Page 3

We have also assumed, with your consent, that the Proposed Transaction will be consummated in accordance with the terms described in the Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to any obligations thereunder.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the per share consideration in the Proposed Transaction in connection with the purchase all of the Company's outstanding common stock that is not beneficially owned by the IAC Group, is fair to the Company's shareholders, other than the IAC Group, from a financial point of view.

In connection with our services, we have previously received a retainer and will receive the balance of our fee upon the rendering of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering this opinion. This opinion is not intended to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote, if required to, with respect to the Proposed Transaction.

Our opinion is for the use and benefit of the Special Committee of the Board of Directors of Interfoods and is rendered to the Special Committee of the Board of Directors in connection with its consideration of the Proposed Transaction and may not be used by the Company for any other purpose or reproduced, disseminated, quoted or referred to by the Company at any time, in any manner or for any purpose, without the prior written consent of Capitalink, except that this opinion may be reproduced in full in, and references to the opinion and to Capitalink and its relationship with the Company may be included in, any proxy materials relating to the Proposed Transaction that the Company files with the U.S. Securities and Exchange Commission.


Very truly yours,



CAPITALINK, L.C.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
12.19.01

        PRESENTATION TO THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS

This presentation and its analyses are only for the use of the Special Committee of the Board of Directors and are not intended to, nor should they be, relied upon by any other party, including shareholders of Interfoods of America, Inc. The consent of Capitalink is required prior to the disclosure to any third party of this presentation, its analyses, or of the assessments made by Capitalink. These materials are based solely on information contained in publicly available documents and certain other information provided to Capitalink by management and the Special Committee. Capitalink has not attempted to investigate or verify the accuracy or completeness of such publicly available information or other information provided to Capitalink. Capitalink has relied upon the accuracy and completeness of such publicly available information and other information supplied to Capitalink. These materials are being furnished, and should be considered only in connection with, the oral presentation being provided by Capitalink in connection herewith. The preparation of these materials was completed on December 14, 2001 based on information publicly available or supplied to Capitalink through such date (except that Capitalink reviewed a draft Agreement and Plan of Merger dated December 18, 2001). Capitalink is not obligated to update this presentation or its analyses to reflect any information that becomes publicly available or that is provided to Capitalink after such date. However, pursuant to the engagement letter, the Company may request that Capitalink update its opinion prior to closing.

[LOGO] Popeyes                                      [LOGO] CAPITALINK
       CHICKEN & BISCUITS                           Smart Investment Banking(SM)

Interfoods of America, Inc.                                         CONFIDENTIAL
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TABLE OF CONTENTS

          TRANSACTION OVERVIEW..............................   3

          OVERVIEW OF COMPANY...............................  14

          VALUATION ANALYSIS................................  34

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Interfoods of America, Inc.                                         CONFIDENTIAL
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                            TRANSACTION OVERVIEW


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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
INTRODUCTION

     . The Special Committee of the Board of Directors of Interfoods of America, Inc. ("Interfoods" or the "Company") has retained Capitalink, L.C. ("Capitalink") as financial advisor and to render an opinion as to the fairness, from a financial point of view, of a proposal by Interfoods Acquisition Corp. ("IAC") to purchase all of the Company's outstanding common stock that are not beneficially owned by IAC, Robert
        S. Berg or Steven M. Wemple, or their respective affiliates (collectively, the "IAC Group") (the "Proposed Transaction").

     . The Company's common stock is publicly traded on the over-the-counter market under the symbol "IFDA", and as of October 22, 2001, there were 5,012,099 shares of the Company's common stock outstanding.

     . The closing price of the Company's stock on December 14, 2001 (date presentation materials were completed) and October 22, 2001 (one day prior to first public announcement of proposed offer) was $0.57 and $0.56, respectively.

     . Pursuant to the proposal by IAC, the Company's shareholders (other than the IAC Group) will receive three-year, unsecured, subordinated, 10% promissory debentures of IAC in the principal amount of $1.45 per share of the Company's common stock (the "Debentures").

     . At closing, IAC will be merged with and into the Company and the separate existence of IAC shall thereupon cease. Therefore, the Debentures will become obligations of the Company.

     . IAC is owned by Messrs. Berg and Wemple. Messrs. Berg and Wemple are also officers and directors of the Company.

     . As reported in the Schedule 13D/Amendment No. 3 filed by Messrs Berg and Wemple on December 14, 2001, Mr. Berg beneficially owns 1,673,219 shares of common stock or 33.4% of the issued and outstanding common stock, and Mr. Wemple beneficially owns 882,352 shares of common stock or 17.6% of the issued and outstanding common stock.

Page 4
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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
INTRODUCTION

     . The aggregate market value of the Company's common stock held by non-affiliates (affiliates were assumed to be all directors and officers of the Company) as of October 22, 2001 was approximately $1,485,000.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
SUMMARY OF PROPOSED TRANSACTION TERMS

Proposed Consideration:  Three-year, unsecured, subordinated, 10% promissory debentures. Shareholders (other than the IAC Group) will receive Debentures in the principal amount of $1.45 per share acquired.

Form of Consideration:   The Debentures will bear interest at the rate of 10%
                         per annum. Interest will be paid semi-annually on June
                         30 and December 31 of each year to each Debenture holder of record on such date through and including the date of the maturity of the Debentures. Interest on the Debentures will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from date of original issuance. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

                         The principal amount of the Debentures will be paid in two payments, 20% and 80%, respectively, on the second and third anniversary of the date of their issuance to each Debenture holder of record on that date.

                         The Debentures will be issued in registered form, without coupons, and in minimum principal amounts of $100 and thereafter in multiples of $25. Debentures will not be issued in principal amounts of less than $100 or in multiples of less than $25. Holders of common stock who would receive a Debenture in original principal amount of less than $100 or in multiples of less than $25 will receive cash in lieu of Debentures.

Transaction Structure:   The IAC Group will acquire the outstanding common stock
                         of the Company that it does not own through a merger of a wholly owned subsidiary of IAC with the Company.

Shareholder Approval:    As a condition of closing, the Proposed Transaction
                         must be approved by the affirmative vote of the holders of a majority of the shares of Company's common

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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
SUMMARY OF PROPOSED TRANSACTION TERMS

                         stock (other than the IAC Group) present in person or by proxy at the meeting of shareholders called to approve the Proposed Transaction.

SEC Registration:        The Company will terminate the registration of its
                         common stock under the Securities Exchange Act of 1934 and will no longer be required to file periodic reports with the SEC. As a result, no current information about the Company will be publicly available from the SEC.

                         The Company and the IAC Group do not intend to register the Debentures with the United States Securities and Exchange Commission (the "SEC"). Additionally, the Company and the IAC Group do not intend to list the Debentures for trading on an exchange or qualify the Debentures for trading on an automated quotation system operated by a national securities association.

Tax Implications:        The receipt of Debentures will be a taxable transaction
                         for United States federal income tax purposes under the Internal Revenue Code of 1986, as amended. In addition it may be a taxable transaction under applicable state, local, foreign and other tax laws.

Estimated Timetable:     The Agreement (as defined hereinafter) is terminable by
                         either party if the Proposed Transaction is not consummated by April 15, 2002.

Appraisal Rights:        The consummation of the Proposed Transaction is
                         conditioned, among other things, on holders of no more than 50,000 issued and outstanding shares of Company common stock exercising dissenters rights in accordance with the requirements and procedures set forth in Chapter 92A of the Nevada Revised Statutes (the "Nevada
                         Merger Statutes"). Each share of the Company's common stock that is issued and outstanding and that is held by a shareholder that has properly exercised and perfected appraisal rights under the Nevada Merger
                         Statutes will not receive consideration in the Proposed
                         Transaction, but will be

Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
SUMMARY OF PROPOSED TRANSACTION TERMS

                         entitled to receive such consideration as determined pursuant to the Nevada Merger Statutes. Such holders will not be entitled to vote on the Proposed Transaction.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
BACKGROUND OF AND EVENTS LEADING TO PROPOSED TRANSACTION

     . October 22, 2001: Messrs. Berg and Wemple provide the Company with a letter proposal setting forth their intention to acquire the Company (the "Proposal"). The consideration set forth in the Proposal was, on a per share basis, a three-year unsecured subordinated debenture in the principal amount of $1.20, with an interest rate of 5%, payable semi-annually. The principal amount would be payable in a single payment on the third anniversary of the date of issuance of such debentures. The Proposal was non-binding, and sets forth several condition, including
        (i) negotiation and execution of a definitive agreement; (ii) approval by the Company's Board of Directors and shareholders; and (iii) delivery of a fairness opinion indicating that the transaction is fair, from a financial point of view, to the Company's shareholders.

     . October 23, 2001: The Company issued a press release announcing that it has received the Proposal and setting forth the proposed terms. The Company also states that the Board has appointed Marshal E. Rosenberg, Ph.D., the sole director other than Messrs. Berg and Wemple, as a Special Committee of the Board to review the Proposal.

     . October 24, 2001: Messrs. Berg and Wemple file a joint amended Form 13D disclosing the Proposal.

     .  November 1, 2001:  Draft Agreement and Plan of Merger circulated.

     . November 3, 2001: On behalf of the Company, the Special Committee retains Capitalink to render an opinion relating to the fairness, from a financial point of view, of the Proposed Transaction to the Company's shareholders. Capitalink provides Special Committee with a document request list.

     . November 21, 2001: Capitalink meets with the Special Committee and its counsel to discuss its preliminary analysis of the Proposal. The Special Committee negotiates with the IAC Group and receives a verbal revised proposal increasing the per share consideration of the subordinated debentures to $1.25 and increases the interest rate to 6% per annum.

     . November 26, 2001: The Special Committee negotiates with the IAC Group and receives an additional verbal revised proposal increasing the per share consideration of the subordinated debentures to $1.30.

Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
BACKGROUND OF AND EVENTS LEADING TO PROPOSED TRANSACTION

     . December 4, 2001: The Company, the Special Committee, their respective counsel and Capitalink meet twice telephonically to discuss the various proposals and the transaction status. Additionally, the Special Committee and Capitalink telephonically discuss expanding Capitalink's role to a financial advisor.

     . December 5, 2001: Capitalink is engaged by the Special Committee to provide financial advisory services in connection with the transaction. Capitalink telephonically discusses alternative valuation ranges of proposed consideration with the Special Committee. The Special Committee negotiates with the IAC Group and receives an additional verbal revised proposal increasing the per share consideration of the subordinated debentures to $1.35 and increases the interest rate to 9% per annum. Capitalink has several telephonic meetings with the Special Committee to discuss the various proposals and valuation issues.

     . December 6, 2001: The Special Committee proposes increasing the per share consideration of the subordinated debentures to $1.40, increasing the interest rate to 10% per annum and three equal annual principal payments. The Special Committee and the IAC Group discuss the latest proposal terms.

     . December 7, 2001: The Special Committee continues its negotiations with the IAC Group and receives an additional revised verbal offer increasing the per share consideration of the subordinated debentures to $1.45, increasing the interest rate to 10% per annum and providing for a 20% principal payment at the end of the second year with the principal balance paid at maturity. The Special Committee and the IAC Group agree to move forward based upon the most recent verbal offer.

     . December 18, 2001: Revised Draft Agreement and Plan of Merger is circulated.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
SCOPE OF ENGAGEMENT

     . The Special Committee has retained Capitalink to render an opinion as to the fairness, from a financial point of view, of a proposal by IAC to purchase, by means of a merger to be voted on by the Company's stockholders, all of the Company's outstanding common stock not beneficially owned by the IAC Group.

     . In arriving at its opinion, Capitalink took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuations generally and, among other things:

        . Reviewed documents relating to the Proposed Transaction, including a draft Agreement and Plan of Merger between IAC Group and the Company dated December 18, 2001 (the "Agreement"), and a draft form of the Debentures. Capitalink assumes that the Proposed Transaction will be consummated in accordance with the terms described in the Agreement, and that any revisions thereto will not be detrimental to the Company or to the holders of its common stock, other than the IAC Group.
        .  Reviewed publicly available financial information and other data with respect to the Company, including the Annual Report on Form 10-K for the Fiscal Year ended September 30, 2000; the Quarterly Reports on Form 10-Q for the Quarterly Periods ended December 31, 2000, March 31, 2001, and June 30, 2001; the Current Reports on Form 8-K/A dated May 17, 1999, January 24, 2000 and September 28, 2000; the Current Reports on Form 8-K dated October 23, 2001 and November 21, 2001; the amended Schedule 13Ds dated October 24, 2001, November 28, 2001 and December 14, 2001 filed jointly by Messrs. Berg and Wemple; and certain other relevant financial and operating data relating to the Company made available to Capitalink.
        . Reviewed and discussed with representatives of management of the Company a draft Annual Report on Form 10-K for the Fiscal Year ended September 30, 2001.
        . Reviewed and analyzed certain financial characteristics of companies that were deemed to have characteristics comparable to those of the Company.
        . Reviewed and analyzed certain financial terms of transactions involving target companies deemed to have characteristics comparable to the Company.
        . Reviewed and analyzed the premiums paid in certain other transactions.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
SCOPE OF ENGAGEMENT

        . Reviewed and discussed with representatives of the management of the Company certain financial and operating information furnished by them, including financial analyses and projections and related assumptions with respect to the business, operations and prospects of the Company.
        . Considered the historical financial results and present financial condition of the Company.
        . Reviewed certain publicly available information concerning the trading of, and the trading market for, the common stock of the Company.
        . Reviewed and analyzed certain financial terms and characteristics of obligations that were deemed to be comparable to the Debentures.
        . Inquired about and discussed the Proposed Transaction and other matters related thereto with Company management, the Special Committee and its legal counsel.
        . Performed such other analyses and examinations as were deemed appropriate

     . The Capitalink opinion is necessarily based upon market, economic and other conditions, as they exist on, and could be evaluated as of, December 14, 2001. Accordingly, although subsequent developments may affect its opinion, Capitalink does not assume any obligation to update, review or reaffirm its opinion. However, pursuant to the engagement letter, the Company may request that Capitalink update its opinion prior to closing.

     . Capitalink has relied upon and assumed the accuracy and completeness of all of the financial and other information that was used by it without assuming any responsibility for any independent verification of any such information and has further relied upon the assurances of Company management that it is not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial projections utilized, Capitalink assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such projections provide a reasonable basis upon which it could form an opinion.

     . Capitalink has not made a physical inspection of the properties and facilities of the Company, and has not made or obtained any evaluations or appraisals of the assets and liabilities (contingent or otherwise) of the Company.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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TRANSACTION OVERVIEW
SCOPE OF ENGAGEMENT

     . Capitalink assumed that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statues, rules and regulations. In addition, based upon discussions with the Company, it is assumed that the Proposed Transaction will be a taxable event to the Company shareholders.

     . Capitalink has not been requested to opine as to, and the opinion does not in any manner address, the underlying business decision of the Company to proceed with or affect the Proposed Transaction.

     . Capitalink was not asked to consider, and its opinion does not address, the relative merits of the Proposed Transaction as compared to any alternative business strategy that might exist for the Company.

     . The opinion does not intend to be and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Proposed Transaction if such matter is put before the shareholders.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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                            OVERVIEW OF COMPANY

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Interfoods of America, Inc.                                         CONFIDENTIAL
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OVERVIEW OF COMPANY
SUMMARY

     . The Company is the largest Popeyes Chicken & Biscuits franchisee in the U.S. As of September 30, 2001, the Company operates 167 restaurants in the following states:

                               Owned          Leased        Total
             Florida             33             50           83
             Georgia              2              9           11
             Mississippi         30              3           33
             Louisiana            6             17           23
             Missouri             0              9            9
             Alabama              0              6            6
             Illinois             2              0            2
             Total               73             94          167

     . Currently there are 1,540 Popeyes' restaurants in operations worldwide, of which 1,248 are located in the United States.

     . The Popeyes' menu features unique spicy fried chicken, which each restaurant prepares daily on premises along with biscuits, which are served with the chicken entrees.

     . The Company is required to pay the franchisor a royalty fee equal to 5% of the gross sales of each franchise restaurant. The franchise agreements require the Company to construct and operate its Popeyes' restaurants in accordance with the detailed requirements of the Popeyes' system. In addition, all Popeyes' restaurants are required to contribute 3% of their weekly net sales to the Popeyes' Chicken & Biscuit Advertising Fund for regional and local advertising conducted by the franchisor.

     . As of September 30, 2001, the Company employed approximately 3,576 people, on a full-time and part-time basis. Of these employees, 690 were employed as field management personnel and 38 were in corporate management and administration.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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OVERVIEW OF COMPANY
SUMMARY

     .  The Company has grown significantly through acquisitions:

        . In March 1999, the Company acquired in two separate transactions, 19 Popeyes' restaurants in the St Louis, Missouri area and the Baton Rouge, Louisiana area, for approximately $11.9 million in cash and $8.0 million of debt.
        . In January 2000, the Company acquired 37 Popeyes' restaurants located in Mississippi and Louisiana for approximately $34 million in cash, which was financed with $35.7 million in debt.
        . In July 2000, the Company acquired the assets of 4 Popeyes' restaurants in Illinois and the West Coast of Florida for approximately $3.9 million cash. The Company financed the acquisition with $3.4 million of additional debt.
        . In September 2000, the Company acquired 71 additional Popeyes' restaurants and two Church's Chicken restaurants located in Central and Northern Florida and the balance in Southern Georgia for approximately $46.2 million. The Company financed the acquisition with $45.5 million of debt.

     . The Company faces intense competition from quick-and full-service restaurants and, in particular, from chains with operating concepts similar to those of the Company. The Company believes that its primary competitors are other national fried chicken chains, including KFC, Church's Fried Chicken and Pollo Tropical. The franchisor of Popeyes' Chicken, AFC Enterprises Inc., is also the franchisor of Church's Chicken, a direct competitor of the Company's restaurants. In general, the restaurant industry is highly competitive and can be significantly affected by many factors, including changes in local, regional or national economic conditions, changes in consumer tastes, consumer concerns about the nutritional quality of food and increases in the number of, and particular locations of, competing restaurants. Factors such as inflation, increases in food, labor and energy costs and the availability of an adequate number of hourly-paid employees also affect the restaurant industry. Major chains, which have substantial financial resources and longer operating histories, dominate the restaurant industry.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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OVERVIEW OF COMPANY
SUMMARY

     . Capitalink noted several general factors to be considered in connection with the status of the Company as a publicly traded company:

        .  The Company's common stock is traded on the OTC Bulletin Board.
        . Because its common stock does not trade on a national exchange, and for other reasons, the Company does not have any analyst coverage.
        . The Company's common stock historically has a very limited trading volume and therefore a lack of liquidity for the Company's shareholders.
        . The Company is not part of a high-growth industry that attracts investor interest and a high trading multiple.
        . The Company has not realized the benefits of public company status (i.e., ability to raise capital, use of stock as currency in acquisitions), but incurs the increased expenses necessary to comply with reporting requirements and other public company obligations.

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Interfoods of America, Inc.                                         CONFIDENTIAL
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OVERVIEW OF COMPANY
FINANCIAL REVIEW

     . Capitalink reviewed the Company's historical financial data for the five fiscal years ended September 30, 2001 and the Company's projections for the three fiscal years ending September 30, 2004. In addition, Capitalink reviewed certain historical store sales data and prior acquisitions completed by the Company.

     . Through acquisitions, the Company has grown exponentially from having 32 stores generating sales of $18 million in fiscal 1998, to 167 stores generating sales of $152 million in fiscal 2001. For the same period, earnings before interest, taxes, depreciation and amortization ("EBITDA") increased from $435,000 to $16.5 million.

     . The Company has incurred significant amounts of debt as a result of its store acquisitions over the last several years. All of these acquisitions were financed almost entirely through debt or sale-leaseback.

     . Store acquisitions conducted over the last two years have been completed at revenue multiples of approximately 0.5x, and EBITDA multiples of approximately 5.1x.

     . The Company's interest bearing debt to total capitalization is 96.2% compared to the average of the Comparable Companies (as defined hereinafter) of 72.8%. The Company's net interest bearing debt to total capitalization is 90.4%. The average for the Comparable Companies is 68.2%.

     . The interest coverage ratio for the Company is 1.7x, which is well below the average of 3.3x for the Comparable Companies. The Company's debt covenants require a minimum interest coverage ratio of 1.25x.

     . It is unlikely the Company will be able to sustain significant further increases in debt. Consequently, unless the Company is able to restructure or refinance it existing debt, future growth in revenue and earnings will be internal rather than through further acquisitions.

     . In fiscal 2001, approximately 56% of the Company's revenue was derived from stores located in Florida.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

     . In fiscal 2001, the Company's restaurants average annual sales were approximately $921,000 per unit. This compares with a nationwide estimated average of $832,979 per unit for all Popeyes' restaurants in the United States.

     . During fiscal 2001, despite a higher EBITDA margin of 10.9% (compared with 9.1% the previous year), same store sales have slowed:

        . A 3.9% increase in average same store sales (compared with increases of 10.4% and 13.0% in fiscal 2000 and 1999, respectively).
        . A 3.0% increase in system wide same store sales (compared with increases of 9.6% and 10.0% in fiscal 2000 and 1999, respectively).

     . As of September 30, 2001 and 2000, the Company had net working capital of ($10.1) million and ($11.9) million, respectively. Working capital requirements for the Company vary throughout the year, as sales are highest in the spring and summer, and lowest in the fall.

     . As of September 30, 2001, the Company had a book value and tangible book value per share of $0.77 and ($4.57), respectively.

     . During the last two fiscal years, the Company has purchased treasury stock on the open market:

        . 572,066 shares at an average cost of $1.19 during fiscal 2000. . 133,333 shares at an average cost of $0.75 in August 2001.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Comparative Summary Income Statements
($ in thousands except per share)

                                                                                    for years ended September 30,
                                                                      ------------------------------------------------------------
                                                                           1997        1998        1999        2000      2001 (1)
                                                                      ------------------------------------------------------------
Revenue                                                               $  14,092   $  18,345   $  37,796   $  77,589   $  152,089
Cost of Sales                                                            12,185      15,443      31,739      62,512      123,304
                                                                      ------------------------------------------------------------
                                                 Gross Profit             1,907       2,902       6,057      15,077       28,785
     General & Administrative                                             1,762       2,924       4,770       9,381       17,298
     Other                                                                    -           -           -           -            -
                                                                      ------------------------------------------------------------
                                     Total Operating Expenses             1,762       2,924       4,770       9,381       17,298
                                                                      ------------------------------------------------------------
                                      Operating Income (Loss)               145         (22)      1,287       5,696       11,487

Net Interest Income (Expense)                                               (54)       (199)       (869)     (4,270)      (9,849)
Other Income (Expense)                                                       63         179        (434)       (829)         172
                                                                      ------------------------------------------------------------
                                        Pre-tax Income (Loss)               154         (42)        (16)        597        1,810
Income Tax (Benefit)                                                       (165)        114         130         216          808
                                                                      ------------------------------------------------------------
                                            Net Income (Loss)         $     319   $    (156)  $    (146)  $     381   $    1,002
                                                                      ============================================================
Property & Equipment Depreciation & Amortization                      $     102   $     214   $     613   $   1,671   $    3,938
                                                                      ============================================================
Total Depreciation & Amortization                                     $     188   $     278   $     778   $   2,188   $    4,878
                                                                      ============================================================
Capital Expenditures, net of Disposals (CAPEX, net)                   $     964   $   1,881   $   5,022   $   3,547   $    1,803
                                                                      ============================================================
Basic Earnings Per Share:
     Net Income (Loss)                                                $    0.05   $   (0.03)  $   (0.03)  $    0.07   $     0.20
                                                                      ============================================================
Weighted Average Shares Outstanding (thousands)                           6,586       5,597       5,714       5,468        5,133
                                                                      ============================================================
Diluted Earnings Per Share:
     Net Income (Loss)                                                $    0.05   $   (0.03)  $   (0.03)  $    0.07   $     0.20
                                                                      ============================================================
Weighted Average Shares Outstanding (thousands)                           6,586       5,597       5,714       5,468        5,133
                                                                      ============================================================

--------------------------------------------------------------------------------
(1) Fiscal 2001 amounts were sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: Company Financial Statements and Management

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Common Sized Summary Income Statements

                                                                                    for years ended September 30,
                                                                      -------------------------------------------------------
                                                                      1997          1998         1999      2000       2001(1)
                                                                      -------------------------------------------------------
 Revenue                                                              100.0%        100.0%       100.0%    100.0%     100.0%
 Cost of Sales                                                         86.5%         84.2%        84.0%     80.6%      81.1%
                                                                      -------------------------------------------------------
                                                 Gross Profit          13.5%         15.8%        16.0%     19.4%      18.9%

     General & Administrative                                          12.5%         15.9%        12.6%     12.1%      11.4%
     Other                                                              0.0%          0.0%         0.0%      0.0%       0.0%
                                                                      -------------------------------------------------------
                                     Total Operating Expenses          12.5%         15.9%        12.6%     12.1%      11.4%
                                                                      -------------------------------------------------------
                                      Operating Income (Loss)           1.0%         -0.1%         3.4%      7.3%       7.6%

 Net Interest Income (Expense)                                         -0.4%         -1.1%        -2.3%     -5.5%      -6.5%
 Other Income (Expense)                                                 0.4%          1.0%        -1.1%     -1.1%       0.1%
                                                                      -------------------------------------------------------
                                        Pre-tax Income (Loss)           1.1%         -0.2%         0.0%      0.8%       1.2%
 Income Tax (Benefit)                                                  -1.2%          0.6%         0.3%      0.3%       0.5%
                                                                      -------------------------------------------------------
                                            Net Income (Loss)           2.3%         -0.9%        -0.4%      0.5%       0.7%
                                                                      =======================================================
 Property & Equipment Depreciation & Amortization                       0.7%          1.2%         1.6%      2.2%       2.6%
                                                                      =======================================================
 Total Depreciation & Amortization                                      1.3%          1.5%         2.1%      2.8%       3.2%
                                                                      =======================================================
 Capital Expenditures, net of Disposals (CAPEX, net)                    6.8%         10.3%        13.3%      4.6%       1.2%
                                                                      =======================================================

--------------------------------------------------------------------------------
(1) Fiscal 2001 amounts were sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: Company Financial Statements and Management

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Comparative Summary Balance Sheets
($ in thousands, except per share)

                                                                                   as of September 30,
                                                               --------------------------------------------------------------
                                                                   1997        1998        1999         2000         2001(1)
                                                               --------------------------------------------------------------
Assets
Current Assets
  Cash & Equivalents                                           $      -   $   1,524   $     368   $    5,899   $    5,898
  Accounts Receivable                                               116          42          17          279          276
  Inventory                                                          66         120         278          747          793
  Deferred Income Taxes                                             165          51           -            -            -
  Prepaid & Other                                                   112          49          70            4          411
                                                               ------------------------------------------------------------
                                     Total Current Assets           459       1,786         733        6,929        7,378

Property & Equipment                                              3,988       6,623      12,463       80,894       86,650
Less Accumulated Depreciation                                      (289)       (546)     (1,160)      (2,816)      (6,723)
                                                               ------------------------------------------------------------
                                Property & Equipment, net         3,699       6,077      11,303       78,078       79,927
Intangible Assets, net                                            2,624       2,614       7,426       27,770       26,742
Other Assets                                                        357         881         926        2,876        2,981
                                                               ------------------------------------------------------------
                                                               $  7,139   $  11,358   $  20,388   $  115,653   $  117,028
                                                               ============================================================
Liabilities & Stockholders' Equity
Current Liabilities
  Accounts Payable & Accrued Expenses                          $  1,182   $   2,666   $   3,150   $    9,342   $   10,428
  Current Portion of Long Term Debt                                 204         390         795        8,008        6,081
  Current Portion of Capital Lease Obligations                        -           -           -          502          169
  Other                                                              20          42          45        1,002          765
                                                               ------------------------------------------------------------
                                Total Current Liabilities         1,406       3,098       3,990       18,854       17,443

Long Term Interest Bearing Debt                                   1,299       3,713      12,044       90,511       91,724
Capital Lease Obligations, Net of Current Portion                     -           -           -          169            -
Deferred Income Taxes                                                 -           -           -          296        1,104
Other Long Term                                                     377         796         833        2,662        2,919
                                                               ------------------------------------------------------------
                                        Total Liabilities         3,082       7,607      16,867      112,492      113,190
Stockholders' Equity
  Preferred Stock                                                   659         395         285          225            -
  Common Stock                                                        8           8           8            8            5
  Paid in Capital                                                 4,197       4,322       4,349        4,349        2,843
  Accumulated Earnings (Deficit)                                    (79)       (246)       (393)         (12)         990
  Treasury Stock                                                   (728)       (728)       (728)      (1,409)           -
                                                               ------------------------------------------------------------
                               Total Stockholders' Equity         4,057       3,751       3,521        3,161        3,838
                                                               ------------------------------------------------------------
                                                               $  7,139   $  11,358   $  20,388   $  115,653   $  117,028
                                                               ============================================================
Net Working Capital                                            $   (947)  $  (1,312)  $  (3,257)  $  (11,925)  $  (10,065)
                                                               ============================================================
Book Value per Share                                           $   0.73   $    0.66   $    0.62   $     0.63   $     0.77
                                                               ============================================================

--------------------------------------------------------------------------------
(1) Fiscal 2001 amounts were sourced from audited company financials, unfiled with the SEC as of December 14, 2001

Sources of information: Company Financial Statements and Management

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Common Sized Summary Balance Sheets


                                                                                as of September 30,
                                                               --------------------------------------------------
Assets                                                          1997        1998       1999    2000       2001(1)
                                                               --------------------------------------------------
Current Assets
 Cash & Equivalents                                               0.0%       13.4%       1.8%    5.1%      5.0%
 Accounts Receivable                                              1.6%        0.4%       0.1%    0.2%      0.2%
 Inventory                                                        0.9%        1.1%       1.4%    0.6%      0.7%
 Deferred Income Taxes                                            2.3%        0.4%       0.0%    0.0%      0.0%
 Prepaid & Other                                                  1.6%        0.4%       0.3%    0.0%      0.4%
                                                               --------------------------------------------------
                                  Total Current Assets            6.4%       15.7%       3.6%    6.0%      6.3%
Property & Equipment                                             55.9%       58.3%      61.1%   69.9%     74.0%
Less Accumulated Depreciation                                    -4.0%       -4.8%      -5.7%   -2.4%     -5.7%
                                                               --------------------------------------------------
                             Property & Equipment, net           51.8%       53.5%      55.4%   67.5%     68.3%
Intangible Assets, net                                           36.8%       23.0%      36.4%   24.0%     22.9%
Other Assets                                                      5.0%        7.8%       4.5%    2.5%      2.5%
                                                               --------------------------------------------------
                                                                100.0%      100.0%     100.0%  100.0%    100.0%
                                                               ==================================================
Liabilities & Stockholders' Equity
Current Liabilities
 Accounts Payable & Accrued Expenses                             16.6%       23.5%      15.5%    8.1%      8.9%
 Current Portion of Long Term Debt                                2.9%        3.4%       3.9%    6.9%      5.2%
 Current Portion of Capital Lease Obligations                     0.0%        0.0%       0.0%    0.4%      0.1%
 Other                                                            0.3%        0.4%       0.2%    0.9%      0.7%
                                                               --------------------------------------------------
                             Total Current Liabilities           19.7%       27.3%      19.6%   16.3%     14.9%

Long Term Interest Bearing Debt                                  18.2%       32.7%      59.1%   78.3%     78.4%
Capital Lease Obligations, Net of Current Portion                 0.0%        0.0%       0.0%    0.1%      0.0%
Deferred Income Taxes                                             0.0%        0.0%       0.0%    0.3%      0.9%
Other Long Term                                                   5.3%        7.0%       4.1%    2.3%      2.5%
                                                               --------------------------------------------------
                                     Total Liabilities           43.2%       67.0%      82.7%   97.3%     96.7%

Stockholders' Equity
 Preferred Stock                                                  9.2%        3.5%       1.4%    0.2%      0.0%
 Common Stock                                                     0.1%        0.1%       0.0%    0.0%      0.0%
 Paid in Capital                                                 58.8%       38.1%      21.3%    3.8%      2.4%
 Accumulated Earnings (Deficit)                                  -1.1%       -2.2%      -1.9%    0.0%      0.8%
 Treasury Stock                                                 -10.2%       -6.4%      -3.6%   -1.2%      0.0%
                                                               --------------------------------------------------
                            Total Stockholders' Equity           56.8%       33.0%      17.3%    2.7%      3.3%
                                                               --------------------------------------------------
                                                                100.0%      100.0%     100.0%  100.0%    100.0%
                                                               ==================================================
Net Working Capital                                             -13.3%      -11.6%     -16.0%  -10.3%     -8.6%
                                                               ==================================================

--------------------------------------------------------------------------------
(1) Fiscal 2001 amounts were sourced from audited company financials, unfiled with the SEC as of December 14, 2001

Sources of information: Company Financial Statements and Management

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Comparative Financial Analysis
($ in thousands, except per share)

                                                                              as of & for years ended September 30,
                                                                 --------------------------------------------------------------
                                                                      1997        1998         1999         2000      2001(1)
                                                                 --------------------------------------------------------------
Financial Review
  Revenue                                                        $  14,092   $  18,345   $   37,796   $   77,589   $  152,089
  Operating Income                                               $     145   $     (22)  $    1,287   $    5,696   $   11,487
  Pre-tax Income (Loss)                                          $     154   $     (42)  $      (16)  $      597   $    1,810
  Profit (Loss) from Continuing Operations                       $     319   $    (156)  $     (146)  $      381   $    1,002
  Net Income (Loss)                                              $     319   $    (156)  $     (146)  $      381   $    1,002
  Earnings before Interest & Taxes (EBIT)                        $     208   $     157   $      853   $    4,867   $   11,659
  Earnings before Interest, Tax, Deprec & Amort (EBITDA)         $     396   $     435   $    1,631   $    7,055   $   16,537
  Basic Earnings Per Share                                       $    0.05   $   (0.03)  $    (0.03)  $     0.07   $     0.20
  Diluted Earnings Per Share                                     $    0.05   $   (0.03)  $    (0.03)  $     0.07   $     0.20
  Total Assets                                                   $   7,139   $  11,358   $   20,388   $  115,653   $  117,028
  Net Worth                                                      $   4,057   $   3,751   $    3,521   $    3,161   $    3,838
  Tangible Net Worth                                             $   1,433   $   1,137   $   (3,905)  $  (24,609)  $  (22,904)
  Total Interest Bearing Debt                                    $   1,503   $   4,103   $   12,839   $   99,190   $   97,974
  Net Interest Bearing Debt                                      $   1,503   $   2,579   $   12,471   $   93,291   $   92,076
  Total Capitalization                                           $   5,560   $   7,854   $   16,360   $  102,351   $  101,812
  Common Shares Outstanding (thousands)                              5,527       5,709        5,718        5,145        5,012
  Book Value per Share                                           $    0.73   $    0.66   $     0.62   $     0.63   $     0.77
  Tangible Book Value per Share                                  $    0.26   $    0.20   $    (0.68)  $    (4.78)  $    (4.57)

Financial Strength
  Quick Ratio                                                          0.3         0.5          0.1          0.3          0.4
  Current Ratio                                                        0.3         0.6          0.2          0.4          0.4
  Total Liabilities to Net Worth                                      76.0%      202.8%       479.0%      3558.7%      2949.2%
  Total Interest Bearing Debt to Net Worth                            37.0%      109.4%       364.6%      3137.9%      2552.7%
  Total Interest Bearing Debt to Total Capitalization                 27.0%       52.2%        78.5%        96.9%        96.2%
  Net Interest Bearing Debt to Total Capitalization                   27.0%       32.8%        76.2%        91.1%        90.4%
  Interest Expense to Interest Bearing Debt                            3.6%        4.9%         6.8%         4.3%        10.1%
  Total Interest Bearing Debt to EBITDA                                3.8         9.4          7.9         14.1          5.9
  EBITDA to Interest Expense                                           7.3         2.2          1.9          1.7          1.7
  EBITDA less CAPEX, net to Interest Expense                         (10.5)       (7.3)        (3.9)         0.8          1.5

Effectiveness And Efficiency
  Accounts Receivable Turnover                                          na       232.2      1,281.2        524.3        548.1
  Inventory Turnover                                                    na       166.1        159.5        122.0        160.1
  Asset Turnover                                                        na         2.0          2.4          1.1          1.3
  Days Sales Outstanding                                                na         1.6          0.3          0.7          0.7
  Days Inventory Outstanding                                            na         2.2          2.3          3.0          2.3
  Days Payable Outstanding                                              na        57.8         76.4         50.2         13.5
  EBIT to Average Assets                                                na         1.7%         5.4%         7.2%        10.0%
  EBIT to Average Net Worth                                             na         4.0%        23.5%       145.7%       333.2%
  EBITDA to Average Assets                                              na         4.7%        10.3%        10.4%        14.2%
  EBITDA to Average Net Worth                                           na        11.1%        44.9%       211.2%       472.6%
  Net Income to Average Assets                                          na        -1.7%        -0.9%         0.6%         0.9%
  Net Income to Average Net Worth                                       na        -4.0%        -4.0%        11.4%        28.6%

--------------------------------------------------------------------------------
(1) Fiscal 2001 amounts were sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: Company Financial Statements and Management

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Comparative Financial Analysis Continued
($ in thousands, except per share)

                                                                          as of & for years ended September 30,
                                                                -------------------------------------------------------
                                                                   1997        1998       1999      2000       2001(1)
                                                                -------------------------------------------------------
Profitability Ratios (as % of Revenue)
  Gross Profit Margin                                              13.5%       15.8%      16.0%     19.4%     18.9%
  SG&A                                                             12.5%       15.9%      12.6%     12.1%     11.4%
  Operating Income                                                  1.0%       -0.1%       3.4%      7.3%      7.6%
  Pre-tax Income (Loss)                                             1.1%       -0.2%       0.0%      0.8%      1.2%
  Profit (Loss) from Continuing Operations                          2.3%       -0.9%      -0.4%      0.5%      0.7%
  Net Income (Loss)                                                 2.3%       -0.9%      -0.4%      0.5%      0.7%
  EBIT                                                              1.5%        0.9%       2.3%      6.3%      7.7%
  EBITDA                                                            2.8%        2.4%       4.3%      9.1%     10.9%

Growth Rates
  Revenue                                                            na        30.2%     106.0%    105.3%     96.0%
  Operating Income                                                   na      -115.2%        na     342.6%    101.7%
  Pre-tax Income (Loss)                                              na      -127.3%        na        na     203.2%
  Profit (Loss) from Continuing Operations                           na      -148.9%        na        na     163.0%
  Net Income (Loss)                                                  na      -148.9%        na        na     163.0%
  EBIT                                                               na       -24.5%     443.3%    470.6%    139.6%
  EBITDA                                                             na         9.8%     274.9%    332.6%    134.4%
  Basic Earnings Per Share                                           na      -160.0%        na        na     185.7%
  Diluted Earnings Per Share                                         na      -160.0%        na        na     185.7%
  Total Assets                                                       na        59.1%      79.5%    467.3%      1.2%
  Net Worth                                                          na        -7.5%      -6.1%    -10.2%     21.4%
  Tangible Net Worth                                                 na       -20.7%    -443.4%       na        na
  CAPEX, net                                                         na        95.1%     167.0%    -29.4%    -49.2%

Cumulative Average Growth Rate (CAGR) Statistics
  Revenue                                                            na        30.2%      63.8%     76.6%     81.3%
  Operating Income                                                   na          na      197.9%    239.9%    198.3%
  Pre-tax Income (Loss)                                              na          na         na      57.1%     85.2%
  Profit (Loss) from Continuing Operations                           na          na         na       6.1%     33.1%
  Net Income (Loss)                                                  na          na         na       6.1%     33.1%
  EBIT                                                               na       -24.5%     102.5%    186.0%    173.6%
  EBITDA                                                             na         9.8%     102.9%    161.2%    154.2%
  Basic Earnings Per Share                                           na          na         na      11.9%     41.4%
  Diluted Earnings Per Share                                         na          na         na      11.9%     41.4%
  Total Assets                                                       na        59.1%      69.0%    153.0%    101.2%
  Net Worth                                                          na        -7.5%      -6.8%     -8.0%     -1.4%
  Tangible Net Worth                                                 na       -20.7%        na        na        na
  CAPEX, net                                                         na        95.1%     128.2%     54.4%     16.9%

Depreciation & Capital Spending
  Depreciation to CAPEX, net                                       10.6%       11.4%      12.2%     47.1%    218.4%
  CAPEX, net to Revenue                                             6.8%       10.3%      13.3%      4.6%      1.2%

--------------------------------------------------------------------------------
(1) Fiscal 2001 amounts were sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: Company Financial Statements and Management

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Prior Acquisitions by Interfoods of America
($ in millions)

                                                                                           Price Paid(1)
                                                            ---------------------------------------------------------------
                # of                 Location                 Estimated         Estimated              Less Sale
  Date         Stores         Transaction Description        Real Estate        Operations    Total    Leasebacks      Net
--------    ------------     -------------------------      -------------      ------------  -------  ------------   ------
14-Sep-00      73            From RMS Family Restaurants     $  20.51           $  27.89      $ 48.40  $     -        $  48.40
                             Also acquired real estate of
                             32 locations

11-Jan-00      37            Mississippi and Louisiana          20.00              15.74        35.74        -           35.74
                             Also acquired real estate of
                             34 locations

22-Mar-99       9            St. Louis, Missouri                 6.10               4.50        10.60     6.10            4.50
                             Also acquired real estate of
                             all locations

8-Mar-99       10            Baton Rouge, Louisiana              6.05               3.50         9.55     6.05            3.50
                             Also acquired real estate of
                             8 locations

                                                       Estimated Price
                                                          Paid for           Net Price
                                                         Operations           Paid as
                            Proforma(1)                 as Multiple           Mutliple
                    ---------------------------         of Proforma          of Proforma
  Date               Revenue            Ebitda            Revenue              Ebitda
-------             ---------          --------        ---------------      ------------
14-Sep-00            $  61.50           $ 8.49                  0.5x                5.7x

11-Jan-00               32.39             6.18                  0.5                 5.8

22-Mar-99                9.36             1.27                  0.5                 3.5

8-Mar-99                 8.60             0.63                  0.4                 5.6

                              ----------------------------------------------------------
                                High                            0.5x                5.8x
                                Mean                            0.5                 5.1
                                Median                          0.5                 5.6
                                Low                             0.4                 3.5
                              ----------------------------------------------------------

--------------------------------------------------------------------------------
(1) As disclosed in Company 8-K/A filings, and as provided by Company Management for St. Louis acquisition. May include transaction and other costs.

Sources of information: SEC Edgar Filings, Company Management & Company Press Releases

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
FINANCIAL REVIEW

Company Sales & Store Analysis
($ in thousands)

                                                                            System Wide
                               -----------------------------------------------------------------------------------------------------
                                                     Sales                                               Sales Growth
                               -------------------------------------------------- --------------------------------------------------
                                         for years ended September 30,                        for years ended September 30,
                               -------------------------------------------------- --------------------------------------------------
         Region                   1998       1999         2000         2001       1998         1999         2000          2001
-------------------------      -------------------------------------------------- --------------------------------------------------
 Dade & Broward                $  10,191  $  13,622   $    16,051  $    18,156        na       33.7%        17.8%          13.1%
 Ft. Pierce, C. & N. FL.           1,101      1,607         4,824       63,888        na       45.9%       200.2%        1224.4%
 Georgia                               -          -           236        5,426        na         na           na         2199.1%
 Birmingham                        1,713      2,758         3,942        4,156        na       61.0%        42.9%           5.4%
 Baton Rouge                       4,527     10,685        14,390       13,758        na      136.0%        34.7%          -4.4%
 Pensacola                           770      3,359         3,518        3,582        na      336.1%         4.7%           1.8%
 St. Louis                             -      5,765        11,239       11,456        na         na         95.0%           1.9%
 Mississippi                           -          -        23,166       31,467        na         na           na           35.8%
                               -----------------------------------------------
 Total                         $  18,303  $  37,796   $    77,367  $    51,890        na      106.5%       104.7%          96.3%
                               ===============================================

 Same Store                    $  17,986  $  20,136   $    41,423  $    79,687        na       10.0%         9.6%           3.0%
                               ===============================================

                                                                   Monthly Average Store
                            ---------------------------------------------------------------------------------------------------
                                                  Sales                                          Sales Growth
                            ---------------------------------------------------- ----------------------------------------------
                                      for years ended September 30,                      for years ended September 30,
                            ---------------------------------------------------- ----------------------------------------------
         Region               1998        1999           2000           2001     1998         1999          2000          2001
-------------------------   ---------------------------------------------------- ----------------------------------------------
 Dade & Broward             $     71     $    83       $     96       $    101       na            na       15.7%          6.2%
 Ft. Pierce, C. & N. FL.          92     $    95       $     55       $     84       na            na      -41.3%         51.2%
 Georgia                           -     $     -       $     24       $     45       na            na         na          91.6%
 Birmingham                       36     $    48       $     55       $     58       na            na       15.2%          5.4%
 Baton Rouge                      57     $    64       $     68       $     67       na            na        5.9%         -1.1%
 Pensacola                        51     $    56       $     59       $     60       na            na        4.7%          1.8%
 St. Louis                         -     $    92       $    100       $     87       na            na        9.7%        -13.5%
 Mississippi                       -     $     -       $     70       $     70       na            na         na           0.5%

 Total                      $     61     $    71       $     73       $     77       na          16.7%       2.8%          4.5%


 Same Store                 $     62     $    69       $     79       $     76       na          13.0%      10.4%          3.9%

--------------------------------------------------------------------------------
Source of information: Company Financial Statements, Schedules and Management.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
STOCK REVIEW

     . Capitalink reviewed the daily closing market price and trading volume of the Interfoods common stock over the period commencing October 23, 2000 through October 22, 2001.

     . Capitalink compared the daily closing market price performance of the Interfoods common stock for such period to both the Comparable Companies (as defined hereinafter) and the Russell 3000 Index.

     . Capitalink calculated total trading volumes at various closing price ranges of Interfoods common stock. In addition, the number of trading days, and the respective percentages, at certain trading volumes, was set forth.

     . Capitalink noted that during the period under review there was a significant lack of liquidity for the Company's common stock:

        . The average and median daily number of shares traded was 3,168 and zero shares, respectively.
        . There was a total of 176 trading days, or 71% of available trading days, where the daily trading volume was less than 1,000 shares or the stock did not trade
        . The largest daily trading volume was 80,200 shares and daily volume exceeded 25,001 shares on only 7 trading days, or 2.8% of available trading days.

     . Capitalink noted that it would take in excess of three years to liquidate the approximately 2,650,000 shares held by shareholders, other than the IAC Group, based solely on the 3,168 average daily number of shares traded.

     . Capitalink noted that during the period under review the Company's common stock declined 36.0% while the Comparable Companies index increased 41.0% and the Russell 3000 Index declined 22.5%.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
STOCK REVIEW



               Interfoods Closing Price & Trading Volume History
                      October 23, 2000 - October 22, 2001


                                    [Graph]

       Start                  End                  High          Average    Median            Low        Avg. Volume   Median Volume
-------------------   -------------------  -------------------  ---------  ---------  ------------------ -----------   -------------
23-Oct-00 $  0.8750   22-Oct-01 $  0.5600  30-Jan-01 $  1.0625  $  0.8197  $  0.7900  2-Jan-01 $  0.4688  $  3,168                0

--------------------------------------------------------------------------------
Sources of information: Commodity Systems, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
STOCK REVIEW

       Interfoods vs Comparable Company Index (1) and Russell 3000 Index
                      October 23, 2000 - October 22, 2001

                                    [Graph]


    ------------------------------------------------------------------------
         % Change                   IFDA    Comparables     Russell 3000
         First Half of Period       14.3%      11.5%           -11.0%
         Second Half of Period     -44.0%      27.1%           -13.0%
         Full Period               -36.0%      41.0%           -22.5%
    ------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Reflects the market cap weighted prices of the comparable companies utilized in the Comparable Company Analysis.

Sources of information: Commodity Systems, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
STOCK REVIEW

      Interfoods Closing Price Ranges as Percentage of Total Trading Days
                      October 23, 2000 - October 22, 2001


                                    [Graph]

Price Range       $0.000 - $0.500    $0.501 - $0.575    $0.576 - $0.650    $0.651 - $0.725   $0.726 - $0.800    $0.801 - $0.875
------------------------------------------------------------------------------------------------------------------------------------
Days in Range            3                  17                 25                 23                60                 29
Percentage              1.2%               6.9%               10.1%              9.3%              24.2%              11.7%

Price Range            $0.876 - $0.950     $0.951 - $1.025      $1.026+
-----------------------------------------------------------------------
Days in Range                11                   69             11
Percentage                  4.4%                27.8%           4.4%

--------------------------------------------------------------------------------
Sources of information: Commodity Systems, Inc.

Interfoods of America, Inc.                                       CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
STOCK REVIEW

    Interfoods Trading Volume per Price Range as Percentage of Total Volume
                      October 23, 2000 - October 22, 2001


                                    [GRAPH]

Price Range   $0.000 - $0.500     $0.501 - $0.575     $0.576 - $0.650     $0.651 - $0.725      $0.726 - $0.800      $0.801 - $0.875
------------------------------------------------------------------------------------------------------------------------------------
Volume             9,100                69,800               99,000             60,600               93,100              195,100
Percentage           1.2%                  8.9%                12.6%               7.7%                11.9%                24.8%

Price Range     $0.876 - $0.950      $0.951 - $1.025     $1.026+
------------------------------------------------------------------
Volume                51,700              128,000        79,200
Percentage               6.6%                16.3%         10.1%

--------------------------------------------------------------------------------
Sources of information: Commodity Systems, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
OVERVIEW OF COMPANY
STOCK REVIEW

       Interfoods Trading Volume Ranges as a Percentage of Total Volume
                      October 23, 2000 - October 22, 2001

                                    [Graph]

                        No volume    ** 0 * 500    ** 501 * 1,000    ** 1,001 * 2,500    ** 2,501 * 5,000    ** 5,001 * 10,000
                        ------------------------------------------------------------------------------------------------------
Days in Range              143           21              12                  19                 12                   17
Percentage                57.7%         8.5%            4.8%                7.7%               4.8%                 6.9%

                   ** 10,001 * 25,000     **25,001
                   -------------------------------
Days in Range              17                7
Percentage                6.9%             2.8%

*  means less than
** means more than

--------------------------------------------------------------------------------
Sources of information: Commodity Systems, Inc.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------



                              VALUATION ANALYSIS

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
METHODOLOGIES

   . Based upon a review of the Company's historical financial data, projections, and certain other qualitative data, Capitalink utilized several methodologies to determine a range of value of the Company's outstanding common stock that is not beneficially owned by the IAC Group.

   . Capitalink did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness, from a financial point of view, of the Proposed Transaction to the Interfoods shareholders other than the IAC Group.

   . Capitalink did not place any particular reliance or weight on any individual analysis, but instead concluded that the analyses, taken as a whole, supported its determination. Accordingly, the analyses must be considered as a whole and selecting portions of analyses or the factors considered, without considering all analyses and factors collectively, could create an incomplete and incorrect view of the process underlying the analyses in connection with the preparation of the opinion.

   .  The methodologies utilized by Capitalink included:

      . A review of the Debentures and a range of net present value estimates based on sensitivity analysis utilizing varying discount rate assumptions.
      . A review of the historical and projected financial information of the Company as filed publicly (with respect to the historical data through June 30, 2001) and prepared by Company management.
      . A review and comparison of trading multiples for comparable publicly-traded companies.
      . A review and comparison of multiples in transactions involving targets that are comparable to the Company.
      . Performing a discounted cash flow analysis of the Company with sensitivity analyses based on a range of assumptions.
      . A review of the acquisition premiums paid relative to recent public market trading prices (i) for acquisitions where the seller is comparable to the Company, (ii) for acquisitions where the seller is comparable to the Company, and a minority interest is being acquired, and (iii) for acquisitions of minority interests where the enterprise value of the transaction was less than $100 million.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
METHODOLOGIES

      . A review of the premium of the consideration in the Proposed Transaction as compared to the closing prices of the Company's common stock over varying time frames.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS

Valuation Summary
($ in thousands except per share)

                                          Company             Implied Price Per Share (1)
                                                      -------------------------------------------
Methodology                             Statistic (1)   High        Mean      Median        Low
--------------------------------------- ------------- -------------------------------------------
Comparable Company Analysis
  LTM Earnings                          $     1,002  $   4.75   $    3.57   $    3.71   $    2.11
  Common Equity                         $     3,838  $   2.40   $    0.93   $    0.72   $    0.20
  LTM Revenue                           $   152,089  $  11.90   $    0.53   $   (0.75)  $   (2.67)
  LTM EBITDA                            $    16,537  $  23.20   $    4.53   $    2.29   $   (2.30)
  Total Assets                          $   117,028  $   8.93   $    1.87   $    0.35   $   (2.90)

Comparable Transaction Analysis
 All Comparable Transactions
  LTM Revenue                           $   152,089  $  37.27        4.33        2.43      (14.59)
  LTM EBITDA                            $    16,537  $  17.72        3.45        2.97      (13.69)
  LTM Net Income                        $     1,002  $   7.15        3.02        2.68        0.53
 Comparable Minority Interest
  Transactions
  LTM Revenue                           $   152,089  $   7.02        1.22        2.65       (9.17)
  LTM EBITDA                            $    16,537  $   6.56       (0.82)      (0.54)      (5.77)
  LTM Net Income                        $     1,002  $   7.15        3.84        2.95        2.30

Discounted Cash Flow Analysis
  Revenue Multiple                               na  $   2.30   $    1.17          na   $    0.07
  EBITDA Multiple                                na  $   1.88   $    1.05          na   $    0.24
  Perpetual Growth                               na  $   3.37   $    0.88          na   $   (1.50)

Acquisitions Premiums Analysis
 Comparable Transaction Acquisitions:
  Stock Price One Day Prior                      na  $   1.22   $    0.74   $    0.69   $    0.56
  Stock Price Five Days Prior                    na  $   1.17   $    0.75   $    0.72   $    0.57
  Stock Price One Month Prior                    na  $   1.20   $    0.76   $    0.73   $    0.58
  Stock Price Two Months Prior                   na  $   1.21   $    0.87   $    0.85   $    0.62
 Comparable Transaction Minority
  Acquisitions
  Stock Price One Day Prior                      na  $   0.80   $    0.67   $    0.62   $    0.57
  Stock Price Five Days Prior                    na  $   0.85   $    0.66   $    0.60   $    0.57
  Stock Price One Month Prior                    na  $   0.77   $    0.68   $    0.65   $    0.60
  Stock Price Two Months Prior                   na  $   0.89   $    0.77   $    0.72   $    0.67
 Minority Acquisitions ** $100 million
  Stock Price One Day Prior                      na  $   2.17   $    0.81   $    0.73   $    0.56
  Stock Price Five Days Prior                    na  $   2.40   $    0.82   $    0.75   $    0.56
  Stock Price One Month Prior                    na  $   2.06   $    0.87   $    0.78   $    0.60

Premiums Paid Analysis                                          Range of estimated present value of Debentures per share (1)
                                                     -------------------------------------------------------------------------------
                                                     $  1.064   $   1.043   $   1.023   $   1.014   $  1.004   $  0.985   $  0.967
                                                     -------------------------------------------------------------------------------
  As of October 22, 2001                                 89.9%       86.3%       82.7%       81.0%      79.3%      76.0%      72.7%
  One Day Prior                                          89.9%       86.3%       82.7%       81.0%      79.3%      76.0%      72.7%
  Average 5 Days Prior                                   89.9%       86.3%       82.7%       81.0%      79.3%      76.0%      72.7%
  Average 10 Days Prior                                  74.9%       71.6%       68.3%       66.7%      65.2%      62.1%      59.1%
  Average 20 Days Prior                                  53.2%       50.3%       47.5%       46.1%      44.7%      42.0%      39.4%
  Average 30 Days Prior                                  49.4%       46.6%       43.8%       42.4%      41.1%      38.5%      35.9%
  Average 60 Days Prior                                  46.8%       44.0%       41.3%       39.9%      38.6%      36.0%      33.5%
  Average 90 Days Prior                                  41.8%       39.1%       36.5%       35.2%      33.9%      31.4%      29.0%
  Average Six Months Prior                               36.3%       33.7%       31.1%       29.9%      28.7%      26.3%      23.9%
  Average One Year Prior                                 29.8%       27.3%       24.8%       23.7%      22.5%      20.2%      18.0%

** = Less than

--------------------------------------------------------------------------------
(1) Please reference the appropriate Analysis for further discussion and sources of information.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DEBENTURE ANALYSIS

     . In order to effectively compare the consideration in the Proposed Transaction to implied ranges of value derived in certain of its financial analyses, Capitalink determined a range of net present values of the Debentures.

     . In determining a range of net present values of the Debentures, an appropriate discount rate should reflect current general economic and market risks in addition to specific risks associated with the investment.

     . Capitalink noted that the Debentures would be unsecured and subordinate to all of the Company's existing debt to banks and other lenders and to all other future debt that the Company designates as debt senior to the Debentures. In addition, Capitalink noted that the Company and the IAC Group do not intend to register the Debentures with the SEC nor list the Debentures for trading on an exchange or qualify the Debentures for trading on an automated quotation system operated by a national securities association. Therefore, Capitalink assumed that a trading market was not expected to develop for the Debentures.

     . Capitalink noted that as of September 30, 2001, the Company had senior debt of approximately $97.8 million.

     . In order to determine an appropriate range of discount rates to utilize in the present value calculation, Capitalink undertook a search for other obligations with similar risk characteristics consistent with the Debentures. In this regard, Capitalink utilized corporate obligations rated BB or lower in its analysis:

        . Based on the Standard and Poors Speculative Grade Credit Index on December 14, 2001, the yield of a speculative three-year corporate bond is 1464.9 basis points over an estimated three-year current treasury yield of 3.6%. This results in a yield of 18.3%.
        . An examination of speculative grade corporate bonds in the restaurant/food services industry resulted in an average yield of 16.9%, and a median yield of 15.0%.
        . An examination of all substantial risk corporate bonds [B+ to CCC-grade] maturing in 3 - 5 years resulted in an average yield of 30.9%, and a median yield of 20.5%.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DEBENTURE ANALYSIS

     . It was noted that the average of the three reviews was a yield of 22.0%. It was further noted that all of the obligations in the review were, or had at one time been, publicly traded and that there was no trading market expected to develop for the Debentures. This lack of liquidity should be reflected in a higher yield for the Debentures.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DEBENTURE ANALYSIS

Debentures Expected Cash Flows and Present Value Analysis
($ per share)

Debenture Information
--------------------------------------------------------------------------------
        Principal amount of
          Debenture issued per share (1)            $ 1.45
        Interest Rate                                 10.0%
        Interest paid                        Semi-annually
        Principal payments:
             End of year 1                             0.0%
             End of year 2                            20.0%
             End of year 3                            80.0%
        Security Interest                    Subordinate to all of the Company's
                                             existing debt to banks and other
                                             lenders and to all other future
                                             debt that the Company designates as
                                             debt senior to the Debentures.
--------------------------------------------------------------------------------

Expected Cash Flows
------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Year
                                              ---------------------------------------------------------------------------------
                                                  0.5            1.0            1.5         2.0         2.5           3.0
                                              ---------------------------------------------------------------------------------
   Interest                                   $        0.07  $       0.07  $       0.07  $      0.07  $      0.06   $      0.06
   Principal                                              -            -              -         0.29            -          1.16
                                              ---------------------------------------------------------------------------------
   Total                                      $        0.07  $       0.07  $       0.07  $      0.36  $      0.06   $      1.22
                                              ---------------------------------------------------------------------------------
   Principal balance at period end            $        1.45  $       1.45  $       1.45  $      1.16  $      1.16   $         -
                                              =================================================================================
------------------------------------------------------------------------------------------------------------------------------------

Range of Estimated Present Values
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Assumed Discount Rate
                                ---------------------------------------------------------------------------------------------
                                        25.0%      26.0%         27.0%         27.5%         28.0%        29.0%         30.0%
                                ---------------------------------------------------------------------------------------------
   Estimated per share          $       1.064  $   1.043     $   1.023    $    1.014    $    1.004    $   0.985    $    0.967
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) See Agreement for details regarding among other things, minimum principal amounts upon issuance.

Sources of information: Agreement.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

     . The selected comparable company analysis provides a range of value, at a given point in time, based on the market's perception (as reflected in stock prices) of publicly traded companies deemed similar to Interfoods.

     . Capitalink located seven companies that it deemed comparable to Interfoods based on their status as restaurant franchisees (the "Comparable Companies").

     . Based on its market value of approximately $3.3 million, Interfoods is considerably smaller than four of the Comparable Companies.

     . Capitalink noted that, of the Comparable Companies, only Main Street & Main and Frisch's Restaurants, Inc. had average daily trading volume in excess of 10,000 shares per trading day over the past year. Therefore, there is question whether the respective trading multiples are a reasonable indication of market value.

     . Capitalink focused on the Comparable Companies' respective market values relative to (a) last twelve months ("LTM") earnings per share ("EPS"), and (b) common equity. In addition, the Comparable Companies' respective enterprise values were analyzed with respect to (x) LTM revenue, (y) LTM EBITDA, and (z) total assets.

     . It is noted that three of the Comparable Companies did not have positive LTM EPS.

     . It is noted that the consideration in the Proposed Transaction falls below the range of the implied market values derived from the Comparable Companies' LTM EPS. Further, it falls in the lower end of the range of the implied market values derived from the Comparable Companies' LTM EBITDA. Capitalink noted that the Comparable Company multiples of LTM EPS and LTM EBITDA imply a capital structure with significantly less leverage than the Company and therefore are not directly comparable.

Interfoods of America, Inc,                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

     . The consideration in the Proposed Transaction falls generally within the range of average implied market values derived from multiples of common equity, LTM revenue and total assets with respect to the Comparable Companies.

     . An analysis of publicly-traded comparable companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the Comparable Companies and other factors that could affect the public trading of the Comparable Companies.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

Implied Value
($ in thousands, except per share)

                                              LTM                            LTM           LTM
                                           Earnings     Common Equity      Revenue       EBITDA      Total Assets
                                         ------------   -------------   ------------  ------------   ------------
     Interfoods of America(1)             $    1,002    $    3,838      $   152,089    $    16,537    $   117,028

------------------------------------------------------------------------------------------------------------------

     Comparable Companies Multiples
                    High                       23.8x          3.1x             1.0x          12.6x           1.2x
                    Mean                       17.9           1.2              0.6            6.9            0.9
                    Median                     18.5           0.9              0.6            6.3            0.8
                    Low                        10.5           0.3              0.5            4.9            0.7


     Implied Range of Enterprise Value
                    High                         na            na       $   151,734    $   208,348    $   136,840
                    Mean                         na            na            94,733        114,758        101,441
                    Median                       na            na            88,341        103,573         93,811
                    Low                          na            na            78,710         80,551         77,549


     Implied Range of Market Value(2)
                    High                  $   23,825    $   12,026      $    59,658    $   116,272    $    44,764
                    Mean                      17,886         4,669            2,657         22,682          9,365
                    Median                    18,580         3,593           (3,735)        11,497          1,735
                    Low                       10,560         1,006          (13,366)       (11,525)       (14,527)


     Implied Range of Market Value Per Share(3)
                    High                  $     4.75    $     2.40      $     11.90    $     23.20    $      8.93
                    Mean                        3.57          0.93             0.53           4.53           1.87
                    Median                      3.71          0.72            (0.75)          2.29           0.35
                    Low                         2.11          0.20            (2.67)         (2.30)         (2.90)

------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) LTM numbers are calculated using Fiscal 2001 amounts sourced from audited company financials, unfiled with the SEC as of December 14, 2001.
(2) Assumes Net Debt of $92,076.
(3) Assumes 5,012 shares outstanding.

Sources of information: SEC Edgar filings, Multex, Inc., Bloomberg, LP, Commodity Systems, Inc., and/or Hoovers, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

Valuation Multiples
($ in thousands, except per share data)

                                            % Below/Above                                      Market Value as a Multiple of
                                                                                    ------------------------------------------------
                                Stock Price   52-week         Market   Enterprise             EPS             Common      Net Tang.
                                                                                    -----------------------
     Company                     14-Dec-01   High-Low         Value     Value (1)        LTM     Est CFY(2)    Equity    Common Esq
-------------------------       ----------- -----------     ---------  ----------   ----------  -----------   --------   -----------
Main Street & Main              $    4.780  21.0% - 97.5%   $  67,398  $  109,780        15.4x         na        1.6x         3.7x

Frisch's Restaurants, Inc           13.700   9.4% - 19.7%      68,089     105,803        10.5         9.6        1.2          1.2

Quality Dining                       2.140  30.3% - 18.9%      24,824     130,513        23.8          na        0.7          1.4

Meritage Hospitality Corp            3.800   9.5% -109.6%      20,216      36,751          na          na        3.1         11.3

I.C.H. Corporation                   0.650  89.6% - 22.6%       1,840     110,563        21.7          na        0.5           na

Morgan's Foods, Inc                  0.950  33.6% - 90.0%       2,651      48,773          na          na         na           na

Family Steak Houses of Florida       0.910  42.4% - 21.3%       2,202      21,972          na          na        0.3          0.3


                                                        ----------------------------------------------------------------------------
                                                          High                           23.8x        9.6x       3.1x        11.3x
                                                          Mean                           17.9         9.6        1.2          3.6
                                                          Median                         18.5         9.6        0.9          1.4
                                                          Low                            10.5         9.6        0.3          0.3
                                                        ----------------------------------------------------------------------------


Interfoods of America (3)       $    0.570  52.0% - 39.0%   $   2,857  $   94,933         2.9x         na        0.7x          na

                                      Enterprise Value as a Multiple of          5 Year
                                  ------------------------------------------
                                     LTM         LTM        LTM      Total     EPS Growth
     Company                       Revenue      EBIT      EBITDA     Assets     Proj. (2)
-------------------------         --------    --------   --------   --------   ----------
Main Street & Main                    0.5x     13.5x        6.3x       1.0x          na

Frisch's Restaurants, Inc             0.5       8.5         5.0        0.9         10.0%

Quality Dining                        0.6       9.9         4.9        0.7           na

Meritage Hospitality Corp             1.0      33.7        12.6        1.2           na

I.C.H. Corporation                    0.6      10.7         6.5        0.8           na

Morgan's Foods, Inc                   0.6      11.9         6.0        0.8           na

Family Steak Houses of Florida        0.5      24.9         7.3        0.7           na



            -----------------------------------------------------------------------------
              High                    1.0x     33.7x       12.6x       1.2x        10.0%
              Mean                    0.6      16.2         6.9        0.9         10.0%
              Median                  0.6      11.9         6.3        0.8         10.0%
              Low                     0.5       8.5         4.9        0.7         10.0%
            -----------------------------------------------------------------------------


Interfoods of America (3)             0.6x      8.1x        5.7x       0.8x          na

________________________________________________________________________________
(1) Enterprise Value equals Market Value plus total debt, preferred stock, and minority interests, less cash.
(2) Sources of estimates: Multex Estimates and other various securities analysts' estimates and reports.
(3) LTM numbers are calculated using Fiscal 2001 amounts sourced from audited company financials, unfiled with the SEC as of December 14, 2001.


Sources of information: SEC Edgar filings, Multex, Inc., Bloomberg, LP, Commodity Systems, Inc., and/or Hoovers, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

Margin and Other Analyses
($ in thousands)
                                                                                 LTM (1)
                                        ------------------------------------------------------------------------------------------
                                                                as Percentage of Revenue              Return on
                                                  -----------------------------------------------  ----------------
                                                  Gross           Operating                 Net    Average  Average      EBITDA
           Company              Ticker   Revenue  Margin  S G & A  Margin   EBITDA  EBIT   Income  Assets  Common Eq  to Interest
------------------------------  ------   -------  ------- -------  ------   ------  ----   ------  ------  ---------  -----------
Main Street & Main              MAIN   $ 203,770   42.4%    4.0%    4.0%      8.6%  4.0%    2.1%    3.9%     10.1%         4.7x

Frisch's Restaurants, Inc       FRS      198,879   32.3%    5.3%    6.2%     10.6%  6.2%    3.3%    5.8%     11.6%         8.7

Quality Dining                  QDIN     224,693   17.7%    6.7%    5.4%     11.9%  5.9%    0.5%    0.6%      3.0%         2.5

Meritage Hospitality Corp       MHG       36,837   14.4%    7.0%    2.2%      7.9%  3.0%   -0.9%   -1.2%     -6.3%         2.1

I.C.H. Corporation              IH       189,810   15.9%    6.6%    5.4%      9.0%  5.4%    0.1%    0.1%      2.5%         1.7

Morgan's Foods, Inc             MR        79,838   17.0%    6.6%    4.9%     10.1%  5.1%   -1.2%   -1.6%    245.0%         1.6

Family Steak Houses of Florida  RYFL      42,456   32.4%    6.2%    3.1%      7.1%  2.1%   -2.1%   -2.7%    -11.0%         1.7




                                --------------------------------------------------------------------------------------------------
                                High   $ 224,693   42.4%    7.0%    6.2%     11.9%  6.2%    3.3%    5.8%    245.0%         8.7x
                                Mean     139,469   24.6%    6.1%    4.5%      9.3%  4.5%    0.2%    0.7%     36.4%         3.3
                                Median   189,810   17.7%    6.6%    4.9%      9.0%  5.1%    0.1%    0.1%      3.0%         2.1
                                Low       36,837   14.4%    4.0%    2.2%      7.1%  2.1%   -2.1%   -2.7%    -11.0%         1.6
                                --------------------------------------------------------------------------------------------------

Interfoods of America (2)       IFDA   $ 152,089   18.9%    8.2%    7.6%     10.9%  7.7%    0.7%    0.9%     26.1%         1.7x

                                                                   as of Latest Available Filing
                                       -----------   --------------------------------------------------------------
                                         EBITDA                Total Debt       Net Debt    Total Debt   Latest FY

                                       Less CAPEX    Current    to Total        to Total        to         Revenue
           Company                     to Interest    Ratio  Capitalization  Capitalization   EBITDA       Growth
------------------------------         -----------   ------  --------------  --------------   ------       ------
Main Street & Main                           0.9x      0.9        53.0%           46.0%         2.8x        33.0%

Frisch's Restaurants, Inc                      na      0.4        40.1%           39.7%         1.8         13.7%

Quality Dining                                1.6      0.3        74.6%           73.2%         4.0         -1.2%

Meritage Hospitality Corp                      na      0.5        73.5%           68.0%         6.1         11.3%

I.C.H. Corporation                             na      0.4        96.6%           94.8%         6.5         12.9%

Morgan's Foods, Inc                           1.5      0.8       100.4%           87.7%         6.5         22.9%

Family Steak Houses of Florida                 na      0.4        71.2%           67.7%         6.9          2.8%




                                -----------------------------------------------------------------------------------
                                High          1.6x     0.9x      100.4%           94.8%         6.9x        33.0%
                                Mean          1.3      0.5        72.8%           68.2%         5.0         13.6%
                                Median        1.5      0.4        73.5%           68.0%         6.1         12.9%
                                Low           0.9      0.3        40.1%           39.7%         1.8         -1.2%
                                -----------------------------------------------------------------------------------

Interfoods of America (2)       IFDA          1.5x     0.4        96.2%           90.4%         5.9x        96.0%

________________________________________________________________________________
(1) May exclude special items, such as extraordinary and non-recurring expenses. See individual company overviews for details of exclusions, if any.
(2) LTM numbers are calculated using Fiscal 2001 amounts sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: SEC Edgar filings, Multex, Inc., Bloomberg, LP, Commodity Systems, Inc., and/or Hoovers, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

Income Statement Overview
($ in thousands, except per share data)

                                Revenue         EBITDA (1)       EBIT (1)      Net Income (1)      EPS (1)      Latest     Latest
                           ----------------- --------------- ---------------   --------------  --------------
                                     Latest           Latest         Latest           Latest           Latest  Available  Available
      Company                 LTM     10-K     LTM     10-K    LTM    10-K      LTM    10-K     LTM     10-K     10-Q       10-K
---------------------      -------- -------- ------- ------- ------- -------   -----  -------  ------  ------  ---------  ---------
Main Street & Main         $203,770 $186,542 $17,528 $15,942 $ 8,157 $ 7,456   4,228  $ 3,678  $ 0.31  $ 0.34  30-Sep-01  31-Dec-00

Frisch's Restaurants,
   Inc                      198,879  190,030  21,054  21,198  12,384  12,599   6,574    6,557    1.30    1.28  30-Sep-01  31-May-01

Quality Dining              224,693  228,016  26,794  26,167  13,176  12,619   1,107      289    0.09    0.02  31-Jul-01  31-Oct-00

Meritage Hospitality
   Corp                      36,837   33,105   2,917   1,493   1,092     (90)   (346)  (1,386)  (0.06)  (0.25) 31-Aug-01  30-Nov-00

I.C.H. Corporation          189,810  163,664  17,121  18,587  10,310  12,777     115    4,027    0.03    1.41  30-Sep-01  31-Dec-00

Morgan's Foods, Inc          79,838   78,140   8,077   7,300   4,091   3,338    (986)  (1,693)  (0.33)  (0.58) 31-Aug-01  25-Feb-01

Family Steak Houses
   of Florida                42,456   40,192   3,001   4,106     882   2,044    (890)     291   (0.37)   0.12  30-Sep-01  31-Dec-00

              ------------------------------------------------------------------------------------------------
              High         $224,693 $228,016 $26,794 $26,167 $13,176 $12,777  $6,574  $ 6,557  $ 1.30  $ 1.41
              Mean          139,469  131,384  13,785  13,542   7,156   7,249   1,400    1,680    0.14    0.33
              Median        189,810  163,664  17,121  15,942   8,157   7,456     115      291    0.03    0.12
              Low            36,837   33,105   2,917   1,493     882     (90)   (986)  (1,693)  (0.37)  (0.58)
              ------------------------------------------------------------------------------------------------

Interfoods of America (2)  $152,089 $152,089 $16,537 $16,537 $11,659 $11,659  $1,002  $ 1,002  $ 0.20  $ 0.20  30-Sep-01  30-Sep-01

------------------------------------------------------------------------------------------------------------------------------------

(1) May exclude special items, such as extraordinary and non-recurring expenses. See individual company overviews for details of exclusions, if any.
(2) LTM numbers are calculated using Fiscal 2001 amounts sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: SEC Edgar filings, Multex, Inc., Bloomberg, LP, Commodity Systems, Inc., and/or Hoovers,
 Inc.

Interfoods of America, Inc.                                      CONFIDENTIAL
-----------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

 Balance Sheet Overview
 ($ in thousands)

                                                                                              As of Latest Available Filing
                                   ----------------------------------------------------------------------------------------
                                     Cash, Equivalents    Accounts              Total Current                Intangibles,
   Company                              & Mrkt Sec       Receivables  Inventory   Assets        PPE, net         net
---------------------------------------------------------------------------------------------------------------------------
   Main Street & Main                   $    6,410       $    4,428    $ 2,067    $  13,961    $     64,942    $    25,273

   Frisch's Restaurants, Inc                   401            1,449      3,618        7,617          96,904          1,720

   Quality Dining                            2,046            1,653      1,774        9,375         124,911         18,498

   Meritage Hospitality Corp                 1,321               86        190        1,731          23,323          4,657

   I.C.H. Corporation                        2,068              759      2,527       10,424          65,268         56,302

   Morgan's Foods, Inc                       6,685               38        479        7,528          39,315              -

   Family Steak Houses of Florida            1,037              113        330        1,781          28,260              -

                        ---------------------------------------------------------------------------------------------------
                        High            $    6,685       $    4,428    $ 3,618    $  13,961    $    124,911    $    56,302
                        Mean                 2,853            1,218      1,569        7,488          63,275         15,207
                        Median               2,046              759      1,774        7,617          64,942          4,657
                        Low                    401               38        190        1,731          23,323              -
                       ---------------------------------------------------------------------------------------------------

           Interfoods of America (1)    $    5,898       $      276    $   793    $   7,378    $     79,927    $    26,742

          ----------------------------------------------------------------------------------------------------------------

                                                                                                       Latest
                                   ----------------------------------------------------------------
                                    Total     Total Current   Total         Total      Net Tangible   Available
   Company                          Assets     Liabilities     Debt        Common Eq     Common Eq     Filing
--------------------------------- ----------  ------------- ----------   ------------- ------------  -----------
   Main Street & Main             $ 109,284   $    15,294   $  48,792    $  43,248      $  17,975      30-Sep-01

   Frisch's Restaurants, Inc        117,522        19,638      38,115       56,962         55,242      30-Sep-01

   Quality Dining                   175,613        32,725     107,735       36,673         18,175      31-Jul-01

   Meritage Hospitality Corp         31,430         3,755      17,856        6,452          1,795      31-Aug-01

   I.C.H. Corporation               140,643        23,229     110,791        3,892       (52,410)      30-Sep-01

   Morgan's Foods, Inc               60,843         9,216      52,807         (227)         (227)      31-Aug-01

   Family Steak Houses of Florida    33,158         4,994      20,807        8,403         8,403       30-Sep-01

                        ------------------------------------------------------------------------
                        High      $ 175,613   $    32,725   $ 110,791    $  56,962      $ 55,242
                        Mean         95,499        15,550      56,700       22,200         6,993
                        Median      109,284        15,294      48,792        8,403         8,403
                        Low          31,430         3,755      17,856         (227)      (52,410)
                        ------------------------------------------------------------------------

Interfoods of America (1)         $ 117,028   $    17,443   $  92,076    $   3,838      $(22,904)      30-Sep-01

-----------------------------------------------------------------------------------------------------------------

(1) Fiscal 2001 amounts sourced from audited company financials, unfiled with the SEC as of December 14, 2001.

Sources of information: SEC Edgar filings, Multex, Inc., Bloomberg, LP, Commodity Systems, Inc., and/or Hoovers, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

------------------------------------------------------------------------------------------------------------------------------------
                                                    Main Street & Main Overview
------------------------------------------------------------------------------------------------------------------------------------
                                         Address 5050 N. 40th Stre
            Name  Main Street & Main          City, State Zip                                        Attorneys Greenberg Traurig
          Symbol  MAIN                       Phoenix, AZ 85018                                         Auditors Arthur Andersen
Latest Fiscal YE  31-Dec-00               Telephone 602-852-9000         Officers John Antioco         Transfer Agent American
Latest Rprt Per   30-Sep-01                     Fax 602-852-0001                  Lawrence White         Securities Transfer

Main Street and Main is the world's largest franchisee of T.G.I. operated locations in seven states. Its casual-dining units offer more than 100 menu items. Alcoholic beverages account for almost 25% of sales. In addition, Main
Street owns and operates six Redfish Seafood Grill and Bar Cajun-style locations in 4 states and 2 Bamboo Club restaurants in Arizona.
------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                       Income and Cashflow Statement Data
----------------------------------------------------------------------------------------------------------------
($ in thousands, except per share)
                                                              Nine Months Ended          Fiscal Years Ended
                                                  LTM       ----------------------     -----------------------
                                                 Sep-01       Sep-01      Sep-00         Dec-00       Dec-99
                                               ---------    ----------------------     -----------------------
Revenue                                        $ 203,770    $ 157,156    $ 139,928     $ 186,542     $ 140,294
COGS                                             117,419       91,691       82,323       108,051        82,365
                                               ---------    ----------------------     -----------------------
                           Gross Profit           86,351       65,465       57,605        78,491        57,929
Selling, General & Administrative                  8,231        5,881        5,518         7,868         5,955
Depreciation and Amortization                      9,371        6,980        6,095         8,486         5,654
Other Operating                                   60,581       46,664       40,764        54,681        42,034
                                               ---------    ----------------------     -----------------------
                       Operating Income            8,168        5,940        5,228         7,456         4,286
Interest Income / (Expense), net                  (3,764)      (2,875)      (2,715)       (3,604)       (2,604)
Other Income / (Expense), net                        (11)           -           11             -             -
                                               ---------    ----------------------     -----------------------
                         Pre-tax Income            4,393        3,065        2,524         3,852         1,682
Taxes                                                165            -            9           174           712
                                               ---------    ----------------------     -----------------------
                       After-tax Income            4,228        3,065        2,515         3,678           970
Minority Interest                                      -            -            -             -             -
Equity in Affiliates                                   -            -            -             -             -
                                               ---------    ----------------------     -----------------------
                  Normalized Net Income            4,228        3,065        2,515         3,678           970
Preferred Dividends                                    -            -            -             -             -
                                               ---------    ----------------------     -----------------------
        Normalized Net Income to Common        $   4,228    $   3,065    $   2,515     $   3,678     $     970
                                               =========    ======================     =======================

                                   EBIT        $   8,157    $   5,940    $   5,239     $   7,456     $   4,286
            Depreciation & Amortization        $   9,371    $   6,980    $   6,095     $   8,486     $   5,654
                                 EBITDA        $  17,528    $  12,920    $  11,334     $  15,942     $   9,940
                                  CAPEX        $  13,958    $   9,616    $  13,761     $  18,103     $  31,401
                         EBITDA - CAPEX        $   3,570    $   3,304    $  (2,427)    $  (2,161)    $ (21,461)
               GAAP Operating Cash Flow        $   8,229    $   6,217    $   1,812     $   3,824     $  16,219
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Special Item Reconciliation:
Pre-tax Special Items
   Unusual Items                               $      92    $       -    $       -     $      92     $    (494)
   Accounting Changes                          $       -    $       -    $       -     $       -     $    (168)
   Discontinued Operations                     $       -    $       -    $       -     $       -     $       -
   Extraordinary Items                         $       -    $       -    $     (16)    $     (16)    $       -
   Total                                       $      92    $       -    $     (16)    $      76     $    (662)
Total After-tax Special Items                  $      16    $       -    $     (16)    $       -     $       -
Tax Provision on Special Items                 $      76    $       -    $       -     $      76     $    (662)
Reported Taxes                                 $     241    $       -    $       9     $     250     $      50
Reported Net Income                            $   4,244    $   3,065    $   2,499     $   3,678     $     970
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Basic Reported Weighted Avg Shares Out (000's)                 14,046       10,030        10,944        10,008
Basic Normalized EPS                           $    0.31    $    0.22    $    0.25     $    0.34     $    0.10
Basic Reported EPS                             $    0.31    $    0.22    $    0.25     $    0.34     $    0.10
Diluted Reported Weighted Avg Shares Out (000's)               14,424       10,203        11,117        10,407
Diluted Normalized EPS                         $    0.29    $    0.21    $    0.25     $    0.33     $    0.09
Diluted Reported EPS                           $    0.30    $    0.21    $    0.24     $    0.33     $    0.09
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                    Profitability Ratios (as % of Revenue)
---------------------------------------------------------------------------------------------------------------
Gross Profit                                        42.4%        41.7%        41.2%         42.1%        41.3%
S,G & A                                              4.0%         3.7%        3.9%           4.2%         4.2%
Operating Income                                     4.0%         3.8%        3.7%           4.0%         3.1%
Pre-Tax                                              2.2%         2.0%        1.8%           2.1%         1.2%
EBIT                                                 4.0%         3.8%        3.7%           4.0%         3.1%
EBITDA                                               8.6%         8.2%        8.1%           8.5%         7.1%
Normalized Net Income                                2.1%         2.0%        1.8%           2.0%         0.7%
Reported Net Income                                  2.1%         2.0%        1.8%           2.0%         0.7%
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Balance Sheet Data
--------------------------------------------------------------------------------
($ in thousands, except per share)              As of             As of
                                                         ----------------------
                                              30-Sep-01    Dec-00      Dec-99
                                              ---------  ----------------------
Cash & Equivalents                            $   6,410  $   4,565   $    3,055
Marketable Securities                                 -          -            -
                                              ---------  ----------------------
Total Cash & Mkt                                  6,410      4,565        3,055
Securities
Accounts Receivable                               4,428      6,263        3,434
Inventory                                         2,067      1,624        1,453
Other Current Assets                              1,056        744          621
                                              ---------  ----------------------
            Total Current Assets                 13,961     13,196        8,563
PPE, net                                         64,942     63,857       58,006
Intangibles, net                                 25,273     26,355       15,779
Investments                                           -          -            -
Other Assets                                      5,108      4,853        4,177
                                              ---------  ----------------------
                 Total Assets                 $ 109,284  $ 108,261   $   86,525
                                              =========  ======================

Accounts Payable                              $   3,426  $   9,228   $   14,033
Accrued Expenses                                  9,862      9,654        9,352
Short Term Debt                                   2,006      2,006        1,830
Short Term Capital Leases                             -          -            -
Other Current Liabilities                             -          -            -
                                              ---------  ----------------------
       Total Current Liabilities                 15,294     20,888       25,215
Other LT Liabilities                              3,956      2,479        2,414
Long Term Debt                                   46,786     44,395       31,513
Long Term Capital Leases                              -          -            -
Minority Interests                                    -          -            -
Pref Stock (Liq Value)                                -          -            -
                                              ---------  ----------------------
 Total Liabilities &  Pref Stock                 66,036     67,762       59,142
                                              ---------  ----------------------
Common Equity                                    43,248     40,499       27,383
                                              ---------  ----------------------
      Total Liabilities & Equity              $ 109,284  $ 108,261   $   86,525
                                              =========  ======================

Common Shares Outstanding (000's)                14,052     14,045       10,026
            Cash Value per share              $    0.46  $    0.33   $     0.30
            Book Value per share              $    3.08  $    2.88   $     2.73
   Tangible Book Value per share              $    1.28  $    1.01   $     1.16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         Effectiveness and Efficiency
--------------------------------------------------------------------------------
A/R Turnover                                      38.12x     38.47x      40.85x
Inventory Turnover                                63.62x     70.23x      56.69x
Asset Turnover                                     1.87x      1.92x       1.62x
Days Sales Outstanding                              9.6        9.5         8.9
Days Inventory Outstanding                          5.7        5.2         6.4
Days Payable Outstanding                           11.8       23.7        37.7
Return on Avg Assets                                3.9%       3.8%         na
Return on Avg Common Equity                        10.1%      10.8%         na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Financial Strength
--------------------------------------------------------------------------------
Current Ratio                                      0.91       0.63        0.34
Quick Ratio                                        0.78       0.55        0.28
Total Debt                                    $  48,792  $  46,401   $  33,343
Net Debt                                      $  42,382  $  41,836   $  30,288
Total Capitalization                          $  92,040  $  86,900   $  60,726
Total Debt/Total Capitalization                    53.0%      53.4%       54.9%
Net Debt/Total Capitalization                      46.0%      48.1%       49.9%
Total Debt/EBITDA                                  2.78x      2.91x       3.35x
EBITDA/Interest Expense                            4.66x      4.42x       3.82x
EBITDA-CAPEX/Interest Expense                      0.95x        na          na
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                              Market Information
-------------------------------------------------------------------------------
As of Date                                                           14-Dec-01
Exchange                                                               Nasdaq
Stock Price                                                          $    4.78
52 Week High                                                         $    6.05
52 Week Low                                                          $    2.42
Avg. Daily Volume (000's)                                                   43
Beta                                                                      0.10
Shares Outstanding (000's)                                              14,100
Total Outstanding Warrants & Options (000's)                                 -
Float (000's)                                                            6,200

Market Cap                                                           $  67,398
Enterprise Value (EV)                                                $ 109,780

Institutional
   % Owned                                                                8.00%
   Number of Institutions                                                   19
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Valuation Ratios
--------------------------------------------------------------------------------
                                                               Multiple of
                                                         -----------------------
                                                         Market Cap       EV
                                                         -----------------------
Latest Twelve Months
   Revenue                                                    0.33x       0.54x
   EBIT                                                       8.26x      13.46x
   EBITDA                                                     3.85x       6.26x
   Normalized Net Income                                     15.94x      25.96x
   Basic Normalized EPS                                      15.42x
Projected
   Dec-01 Mean Revenue                                          na          na
   Dec-01 Mean Revenue                                          na          na
   Dec-01 Mean EPS                                              na          na
   Dec-02 Mean EPS                                              na          na
Most Recent Filing
   Assets                                                     0.62x       1.00x
   Common Equity                                              1.56x       2.54x
   Tangible Common Equity                                     3.75x       6.11x
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Mean Consensus Estimates
--------------------------------------------------------------------------------
Year Ending                                         # Ests  Revenue     EPS
--------------------------------------------------------------------------------
December-01                                           -  $       -   $       -
December-02                                           -  $       -   $       -
LT Growth                                             -         na          na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Period Growth Rates
--------------------------------------------------------------------------------
                                        Nine Months Ended    Fiscal Years Ended
                                             Sep-01                Dec-00
                                        -----------------    ------------------
Revenue                                           12.3%                 33.0%
EBIT                                              13.4%                 74.0%
EBITDA                                            14.0%                 60.4%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes
Unusual items = Non-recurring items & loss on extinguishment of debt
Accounting change = Effect of change in acc. Principle
--------------------------------------------------------------------------------
Sources: SEC Edgar, Multex, Yahoo Finance, and Hoovers

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

--------------------------------------------------------------------------------
                      Frisch's Restaurants, Inc Overview
--------------------------------------------------------------------------------

            Name  Frisch's Restaurants, I       Address 2800 Gilbert Ave       Officers Jack Maier       Attorneys Keating Meuthing
          Symbol  FRS                     City, State Zip Cincinnati, OH 45206          Donald Walker            & Klekamp
Latest Fiscal YE  31-May-01                      Telephone 513-961-2660                 Paul McFarland  Auditors Grant Thornton, LLP
 Latest Rprt Per  30-Sep-01                            Fax 513-559-5160                 Kenneth Hull   Transfer Agent Continental
                                                                                                             Stock Transfer
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Frisch's Restaurants operates almost 90 Big Boy family restaurants under a franchise license and sub-licenses 36 more locations in Indiana, Kentucky, and Ohio. It also operates 10 Golden Corral steak houses. Looking to increase shareholder value, the company is expanding its restaurant holdings, opening about 30 new Golden Corrals by the year Fiscal 2007. It also is disposing of two hotels it has owned since the 1960s and using the proceeds to pay do wn debt.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      Income and Cashflow Statement Data
--------------------------------------------------------------------------------
($ in thousands, except per share)

                                    LTM   Three Months Ended Fiscal Years Ended
                                          ------------------ ------------------
                                  Sep-01   Sep-01   Sep-00   May-01    May-00
                                 -------- ------------------ ------------------
Revenue                          $198,879   $63,156  $54,307 $190,030  $167,200
COGS                              134,596    43,350   36,276  127,522   111,908
                                 --------   -------  ------- --------  --------
                    Gross Profit   64,283    19,806   18,031   62,508    55,292
Selling, General & Administrative  10,633     3,243    2,895   10,285     9,225
Depreciation and Amortization           -         -        -        -         -
Other Operating                    41,266    12,853   11,211   39,624    34,231
                                 --------   -------  ------- --------  --------
                Operating Income   12,384     3,710    3,925   12,599    11,836
Interest Income / (Expense), net   (2,412)     (654)    (849)  (2,607)   (2,410)
Other Income / (Expense), net           -         -        -        -         -
                                 --------   -------  ------- --------  --------
                  Pre-tax Income    9,972     3,056    3,076    9,992     9,426
Taxes                               3,398     1,070    1,107    3,435     3,351
                                 --------   -------  ------- --------  --------
                After-tax Income    6,574     1,986    1,969    6,557     6,075

Minority Interest                       -         -        -        -         -
Equity in Affiliates                    -         -        -        -         -
                                 --------   -------  ------- --------  --------
           Normalized Net Income    6,574     1,986    1,969    6,557     6,075
Preferred Dividends                     -         -        -        -         -
                                 --------   -------  ------- --------  --------
 Normalized Net Income to Common $  6,574   $ 1,986  $ 1,969 $  6,557  $  6,075
                                 ========   =======  ======= ========  ========

                            EBIT $ 12,384   $ 3,710  $ 3,925 $ 12,599  $ 11,836
     Depreciation & Amortization $  8,670   $ 2,755  $ 2,684 $  8,599  $  9,621
                          EBITDA $ 21,054   $ 6,465  $ 6,609 $ 21,198  $ 21,457
                           CAPEX $ 29,790   $11,253  $ 6,192 $ 24,729  $ 13,837
                  EBITDA - CAPEX $ (8,736)  $(4,788) $   417 $ (3,531) $  7,620
        GAAP Operating Cash Flow $ 15,970   $ 4,606  $ 4,746 $ 16,110  $ 15,507
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Special Item Reconciliation:

Pre-tax Special Items
         Unusual Items           $      -   $     -  $     - $      -  $      -
         Accounting Changes      $      -   $     -  $     - $      -  $      -
         Discontinued Operations $    743   $     -  $   386 $  1,129  $     70
         Extraordinary Items     $      -   $     -  $     - $      -  $      -
         Total                   $    743   $     -  $   386 $  1,129  $     70
Total After-tax Special Items    $    743   $     -  $   386 $  1,129  $     70
Tax Provision on Special Items   $      -   $     -  $     - $      -  $      -
Reported Taxes                   $  3,398   $ 1,070  $ 1,107 $  3,435  $  3,351
Reported Net Income              $  7,317   $ 1,986  $ 2,355 $  7,686  $  6,145
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Basic Reported Weighted Avg
 Shares Out (000's)                           4,965    5,235    5,120     5,657
Basic Normalized EPS             $   1.30   $  0.40  $  0.38 $   1.28  $   1.07
Basic Reported EPS               $   1.45   $  0.40  $  0.45 $   1.50  $   1.09
Diluted Reported Weighted Avg
 Shares Out (000's)                           5,093    5,235    5,144     5,658
Diluted Normalized EPS           $   1.28   $  0.39  $  0.38 $   1.27  $   1.07
Diluted Reported EPS             $   1.43   $  0.39  $  0.45 $   1.49  $   1.09
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       Profitability Ratios (as % of Revenue)
--------------------------------------------------------------------------------
Gross Profit                         32.3%     31.4%    33.2%    32.9%     33.1%
S,G & A                               5.3%      5.1%     5.3%     5.4%      5.5%
Operating Income                      6.2%      5.9%     7.2%     6.6%      7.1%
Pre-Tax                               5.0%      4.8%     5.7%     5.3%      5.6%
EBIT                                  6.2%      5.9%     7.2%     6.6%      7.1%
EBITDA                               10.6%     10.2%    12.2%    11.2%     12.8%
Normalized Net Income                 3.3%      3.1%     3.6%     3.5%      3.6%
Reported Net Income                   3.7%      3.1%     4.3%     4.0%      3.7%
--------------------------------------------------------------------------------
-----------------------------------------------------------------------
                              Balance Sheet Data
-----------------------------------------------------------------------
($ in thousands, except per share)
                                     As of               As of
                                               ------------------------
                                   30-Sep-01     May-01       May-00
                                   ---------   ---------   ------------
Cash & Equivalents                 $     401   $     280   $      565
Marketable Securities                      -           -            -
                                   ---------   ---------   ------------
Total Cash & Mkt Securities              401         280          565
Accounts Receivable                    1,449       1,465        1,234
Inventory                              3,618       3,602        3,737
Other Current Assets                   2,149       1,618       15,242
                                   ---------   ---------   ------------
            Total Current Assets       7,617       6,965       20,778
PPE, net                              96,904      88,419       73,901
Intangibles, net                       1,720         741          745
Investments                            1,242       1,341        1,269
Other Assets                          10,039      10,844       11,086
                                   ---------   ---------   ------------
                    Total Assets   $ 117,522   $ 108,310   $  107,779
                                   =========   =========   ============

Accounts Payable                   $   9,935   $   8,870   $    7,377
Accrued Expenses                       5,431       5,994        6,278
Short Term Debt                        2,600       1,605        2,424
Short Term Capital Leases                417         414          355
Other Current Liabilities              1,255       1,049        1,288
                                   ---------   ---------   ------------
       Total Current Liabilities      19,638      17,932       17,722
Other LT Liabilities                   5,824       5,749        5,048
Long Term Debt                        30,704      23,679       26,331
Long Term Capital Leases               4,394       4,504        4,511
Minority Interests                         -           -            -
Pref Stock (Liq Value)                     -           -            -
                                   ---------   ---------   ------------
  Total Liabilities & Pref Stock      60,560      51,864       53,612
                                   ---------   ---------   ------------
Common Equity                         56,962      56,446       54,167
                                   ---------   ---------   ------------
      Total Liabilities & Equity   $ 117,522   $ 108,310   $  107,779
                                   =========   =========   ============

Common Shares Outstanding (000's)      7,362       7,362        7,362
            Cash Value per share   $    0.05   $    0.04   $     0.08
            Book Value per share   $    7.74   $    7.67   $     7.36
   Tangible Book Value per share   $    7.50   $    7.57   $     7.26
-----------------------------------------------------------------------
-----------------------------------------------------------------------
                         Effectiveness and Efficiency
-----------------------------------------------------------------------
A/R Turnover                          136.50 x    140.82 x     135.49 x
Inventory Turnover                     37.28 x     34.75 x      29.95 x
Asset Turnover                          1.76 x      1.76 x       1.55 x
Days Sales Outstanding                   2.7         2.6          2.7
Days Inventory Outstanding               9.8        10.5         12.2
Days Payable Outstanding                18.4        16.7         17.3
Return on Avg Assets                     5.8%        6.1%          na
Return on Avg Common Equity             11.6%       11.9%          na
-----------------------------------------------------------------------
-----------------------------------------------------------------------
                              Financial Strength
-----------------------------------------------------------------------
Current Ratio                           0.39        0.39         1.17
Quick Ratio                             0.20        0.19         0.96
Total Debt                         $  38,115   $  30,202   $   33,621
Net Debt                           $  37,714   $  29,922   $   33,056
Total Capitalization               $  95,077   $  86,648   $   87,788
Total Debt/Total Capitalization         40.1%       34.9%        38.3%
Net Debt/Total Capitalization           39.7%       34.5%        37.7%
Total Debt/EBITDA                       1.81 x      1.42 x       1.57 x
EBITDA/Interest Expense                 8.73 x      8.13 x       8.90 x
EBITDA-CAPEX/Interest Expense             na          na         3.16 x
-----------------------------------------------------------------------

---------------------------------------------------------------
                              Market Information
---------------------------------------------------------------
As of Date                                          14-Dec-01
Exchangte                                                AMEX
Stock Price                                      $      13.70
52 Week High                                     $      15.13
52 Week Low                                      $      11.45
Avg. Daily Volume (000's)                                   5
Beta                                                     0.06
Shares Outstanding (000's)                              4,970
Total Outstanding Warrants & Options (000's)                -
Float (000's)                                           2,000
Market Cap                                       $     68,089
Enterprise Value (EV)                            $    105,803

Institutional
   % Owned                                              33.00%
   Number of Institutions                                  39
---------------------------------------------------------------
---------------------------------------------------------------
                               Valuation Ratios
---------------------------------------------------------------
                                             Multiple of
                                     --------------------------
                                     Market Cap       EV
                                     --------------------------
Latest Twelve
Months
   Revenue                                 0.34x         0.53x
   EBIT                                    5.50x         8.54x
   EBITDA                                  3.23x         5.03x
   Normalized Net Income                  10.36x        16.09x
   Basic Normalized EPS                   10.54x

Projected
   May-02 Mean Revenue                       na            na
   May-02 Mean Revenue                       na            na
   May-02 Mean EPS                         9.65x           na
   May-03 Mean EPS                           na            na
Most Recent Filing
   Assets                                  0.58x         0.90x
   Common Equity                           1.20x         1.86x
   Tangible Common Equity                  1.23x         1.92x
---------------------------------------------------------------
---------------------------------------------------------------
                           Mean Consensus Estimates
---------------------------------------------------------------
Year Ending                  # Ests     Revenue       EPS
---------------------------------------------------------------
May-02                               1   $    -   $      1.42
May-03                               -   $    -   $         -
LT Growth                            1       na         10.00%
---------------------------------------------------------------
---------------------------------------------------------------
                              Period Growth Rates
---------------------------------------------------------------
                          Three Months Ended Fiscal Years Ended
                                Sep-01             May-01
                          ------------------ ------------------
Revenue                           16.3%                 13.7%
EBIT                              -5.5%                  6.4%
EBITDA                            -2.2%                 -1.2%
---------------------------------------------------------------
---------------------------------------------------------------
Notes
Discontinued operations =
Income from discontinued operations

---------------------------------------------------------------

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

--------------------------------------------------------------------------------
                            Quality Dining Overview
--------------------------------------------------------------------------------
            Name     Quality Dining            Address 4220 Edison lakes City,
          Symbol     QDIN                       State Zip Mishawaka, IN 46545
Latest Fiscal YE     31-Oct-00                      Telephone 219-271-4600
     Latest Rprt     Per 31-Jul-01                     Fax 219-271-4612

    Officers  Daniel Fitzpatrick               Attorneys  John Mirth
              Christopher Collier               Auditors  PriceWaterhouseCoopers
              Lindley Burns               Transfer Agent  Bank One

Quality Dining owns and operates three full-service restaurant chains: 34 Grady's American Grill, five Papa Vino's Italian Kitchen, and three Spageddies Italian Kitchen. Quality Dining is also a franchisee of 33 Chili's Grill & Bar restaurants and 116 Burger Kings, primarily in Indiana and Michigan.
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                        Income and Cashflow Statement Data
---------------------------------------------------------------------------------------------------------------
($ in thousands, except per share)
                                                   LTM         Nine Months Ended        Fiscal Years Ended
                                                            -----------------------   -----------------------
                                                 Jul-01       Jul-01       Jul-00       Oct-00       Oct-99
                                               ----------   -----------------------   -----------------------
Revenue                                        $  224,693   $  172,620   $  175,943   $  228,016   $  230,751
COGS                                              184,841      142,041      143,421      186,221      190,695
                                               ----------   -----------------------   -----------------------
                         Gross Profit              39,852       30,579       32,522       41,795       40,056
Selling, General & Administrative                  14,978       11,449       13,544       17,073       15,912
Depreciation and Amortization                      12,478        9,582        9,326       12,222       12,034
Other Operating                                       216          216            -            -        2,501
                                               ----------   -----------------------   -----------------------
                     Operating Income              12,180        9,332        9,652       12,500        9,609
Interest Income / (Expense), net                  (10,680)      (8,133)      (8,600)     (11,147)     (10,606)
Other Income / (Expense), net                         996          683         (194)         119         (145)
                                               ----------   -----------------------   -----------------------
                       Pre-tax Income               2,496        1,882          858        1,472       (1,142)
Taxes                                               1,389        1,104          898        1,183          815
                                               ----------   -----------------------   -----------------------
                     After-tax Income               1,107          778          (40)         289       (1,957)
Minority Interest                                       -            -            -            -            -
Equity in Affiliates                                    -            -            -            -            -
                                               ----------   -----------------------   -----------------------
                Normalized Net Income               1,107          778          (40)         289       (1,957)
Preferred Dividends                                     -            -            -            -            -
                                               ----------   -----------------------   -----------------------
      Normalized Net Income to Common          $    1,107   $      778   $      (40)  $      289   $   (1,957)
                                               ==========   =======================   =======================

                                 EBIT          $   13,176   $   10,015   $    9,458   $   12,619   $    9,464
          Depreciation & Amortization          $   13,618   $    8,923   $    8,853   $   13,548   $   13,728
                               EBITDA          $   26,794   $   18,938   $   18,311   $   26,167   $   23,192
                                CAPEX          $    9,727   $    7,815   $    9,143   $   11,055   $    8,262
                       EBITDA - CAPEX          $   17,067   $   11,123   $    9,168   $   15,112   $   14,930
             GAAP Operating Cash Flow          $   16,928   $   10,201   $   13,657   $   20,384   $   13,762
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Special Item Reconciliation:
Pre-tax Special Items
            Unusual Items                      $  (10,000)  $        -   $        -   $  (10,000)  $        -
            Accounting Changes                 $        -   $        -   $        -   $        -   $        -
            Discontinued Operations            $        -   $        -   $        -   $        -   $        -
            Extraordinary Items                $        -   $        -   $        -   $        -   $        -
            Total                              $  (10,000)  $        -   $        -   $  (10,000)  $        -
Total After-tax Special Items                  $  (10,000)  $        -   $        -   $  (10,000)  $        -
Tax Provision on Special Items                 $        -   $        -   $        -   $        -   $        -
Reported Taxes                                 $    1,389   $    1,104   $      898   $    1,183   $      815
Reported Net Income                            $   (8,893)  $      778   $      (40)  $   (9,711)  $   (1,957)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
Basic Reported Weighted Avg Shares Out (000's)                  11,654       12,361       12,329       12,668
Basic Normalized EPS                           $     0.09   $     0.07   $        -   $     0.02   $    (0.15)
Basic Reported EPS                                     na   $     0.07           na   $    (0.79)  $    (0.15)
Diluted Reported Weighted Avg Shares
Out (000's)                                                     11,671       12,361       12,329       12,668
Diluted Normalized EPS                         $     0.09   $     0.07   $        -   $     0.02   $    (0.15)
Diluted Reported EPS                           $    (0.72)  $     0.07   $        -   $    (0.79)  $    (0.15)
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
                                  Profitability Ratios (as % of Revenue)
---------------------------------------------------------------------------------------------------------------
Gross Profit                                         17.7%        17.7%        18.5%        18.3%        17.4%
S,G & A                                               6.7%         6.6%         7.7%         7.5%         6.9%
Operating Income                                      5.4%         5.4%         5.5%         5.5%         4.2%
Pre-Tax                                               1.1%         1.1%         0.5%         0.6%        -0.5%
EBIT                                                  5.9%         5.8%         5.4%         5.5%         4.1%
EBITDA                                               11.9%        11.0%        10.4%        11.5%        10.1%
Normalized Net Income                                 0.5%         0.5%         0.0%         0.1%        -0.8%
Reported Net Income                                  -4.0%         0.5%         0.0%        -4.3%        -0.8%
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------
                          Balance Sheet Data
---------------------------------------------------------------------------
($ in thousands, except per share)          As of            As of
                                                     ----------------------
                                          31-Jul-01    Oct-00     Oct-99
                                          ---------  ----------------------
Cash & Equivalents                        $   2,046  $   2,912  $   1,019
Marketable Securities                             -          -          -
                                          ---------  ----------------------
Total Cash & Mkt Securities                   2,046      2,912      1,019
Accounts Receivable                           1,653      2,216      1,946
Inventory                                     1,774      2,242      1,876
Other Current Assets                          3,902      4,380      4,417
                                          ---------  ----------------------
               Total Current Assets           9,375     11,750      9,258
PPE, net                                    124,911    126,223    128,349
Intangibles, net                             18,498     19,170     20,041
Investments                                       -          -          -
Other Assets                                 22,829     21,718     31,389
                                          ---------  ----------------------
                       Total Assets       $ 175,613  $ 178,861  $ 189,037
                                          =========  ======================
Accounts Payable                          $  13,784  $  11,441  $   8,673
Accrued Expenses                             17,157     20,961     17,076
Short Term Debt                               1,784      1,660      1,471
Short Term Capital Leases                         -          -          -
Other Current Liabilities                         -          -          -
                                          ---------  ----------------------
          Total Current Liabilities          32,725     34,062     27,220
Other LT Liabilities                            264          -          -
Long Term Debt                              101,619    102,115    107,384
Long Term Capital Leases                      4,332      4,700      5,431
Minority Interests                                -          -          -
Pref Stock (Liq Value)                            -          -          -
                                          ---------  ----------------------
     Total Liabilities & Pref Stock         138,940    140,877    140,035
                                          ---------  ----------------------
Common Equity                                36,673     37,984     49,002
                                          ---------  ----------------------
         Total Liabilities & Equity       $ 175,613  $ 178,861  $ 189,037
                                          =========  ======================

Common Shares Outstanding (000's)            12,949     12,856     12,774
               Cash Value per share       $    0.16  $    0.23  $    0.08
               Book Value per share       $    2.83  $    2.95  $    3.84
      Tangible Book Value per share       $    1.40  $    1.46  $    2.27
---------------------------------------------------------------------------
---------------------------------------------------------------------------
               Effectiveness and Efficiency
---------------------------------------------------------------------------
A/R Turnover                                 116.15x    109.57x    118.58x
Inventory Turnover                            92.05x     90.44x    101.65x
Asset Turnover                                 1.27x      1.24x      1.22x
Days Sales Outstanding                          3.1        3.3        3.1
Days Inventory Outstanding                      4.0        4.0        3.6
Days Payable Outstanding                       21.7       17.0       14.3
Return on Avg Assets                            0.6%       0.2%        na
Return on Avg Common Equity                     3.0%       0.7%        na
---------------------------------------------------------------------------
---------------------------------------------------------------------------
                       Financial Strength
---------------------------------------------------------------------------
Current Ratio                                  0.29       0.34       0.34
Quick Ratio                                    0.23       0.28       0.27
Total Debt                                $ 107,735  $ 108,475  $ 114,286
Net Debt                                  $ 105,689  $ 105,563  $ 113,267
Total Capitalization                      $ 144,408  $ 146,459  $ 163,288
Total Debt/Total Capitalization                74.6%      74.1%      70.0%
Net Debt/Total Capitalization                  73.2%      72.1%      69.4%
Total Debt/EBITDA                              4.02x      4.15x      4.93x
EBITDA/Interest Expense                        2.51x      2.35x      2.19x
EBITDA-CAPEX/Interest Expense                  1.60x      1.36x      1.41x
---------------------------------------------------------------------------
-----------------------------------------------------------
                  Market Information
-----------------------------------------------------------
As of Date                                     14-Dec-01
Exchange                                          Nasdaq
Stock Price                                   $     2.14
52 Week High                                  $     3.07
52 Week Low                                   $     1.80
Avg. Daily Volume (000's)                              7
Beta                                               (0.92)
Shares Outstanding (000's)                        11,600
Total Outstanding Warrants & Options (000's)           -
Float (000's)                                      5,700

Market Cap                                    $   24,824
Enterprise Value (EV)                         $  130,513

Institutional
   % Owned                                         14.00%
   Number of Institutions                             22
-----------------------------------------------------------
-----------------------------------------------------------
                   Valuation Ratios
-----------------------------------------------------------
                                         Multiple of
                                  -------------------------
                                   Market Cap        EV
                                  -------------------------
Latest Twelve Months
   Revenue                           0.11x          0.58x
   EBIT                              1.88x          9.91x
   EBITDA                            0.93x          4.87x
   Normalized Net Income            22.42x        117.90x
   Basic Normalized EPS             23.78x
Projected
   Dec-01 Mean Revenue                 na             na
   Dec-01 Mean Revenue                 na             na
   Dec-01 Mean EPS                     na             na
   Dec-02 Mean EPS                     na             na
Most Recent Filing
   Assets                            0.14x          0.74x
   Common Equity                     0.68x          3.56x
   Tangible Common Equity            1.37x          7.18x
-----------------------------------------------------------
-----------------------------------------------------------
              Mean Consensus Estimates
-----------------------------------------------------------
Year Ending         # Ests        Revenue        EPS
-----------------------------------------------------------
December-01             -        $      -     $        -
December-02             -        $      -     $        -
LT Growth               -              na             na
-----------------------------------------------------------
-----------------------------------------------------------
                  Period Growth Rates
-----------------------------------------------------------
                   Nine Months Ended   Fiscal Years Ended
                         Jul-01              Oct-00
                   -----------------   --------------------
Revenue                     -1.9%               -1.2%
EBIT                         5.9%               33.3%
EBITDA                       3.4%               12.8%
-----------------------------------------------------------
-----------------------------------------------------------
Notes
Unusual item = provision for uncollectible note receivable

-----------------------------------------------------------

Sources: SEC Edgar, Multex, Yahoo Finance, and Hoovers

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS
--------------------------------------------------------------------------------
                      Meritage Hospitality Corp Overview
--------------------------------------------------------------------------------
            Name Meritage Hospitality C          Address 40 Pearl Street
          Symbol MHG                          City, State Zip Grand Rapids,
Latest Fiscal YE 30-Nov-00                          MI 49503 Telephone
 Latest Rprt Per 31-Aug-01                     616-776-2600 Fax 616-776-2776


Officers Robert Schermer               Attorneys Keating Meuthing & Klekamp
         Robert Schermer Jr                   Auditors Grant Thornton
         Robert Wiley            Transfer Agent ChaseMellon Shareholder Services
         Pauline Krywanski

Meritage Hospitality Group operates about 35 Wendy's hamburger restaurant franchises in western and southern Michigan, supplying more than six million people each year with burgers and sandwiches, fries, chicken nuggets, Frosty Dairy Desserts, and other items. The company plans to develop or purchase 20-30 restaurants over the next five years, including co-branded outlets.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Income and Cashflow Statement Data
--------------------------------------------------------------------------------
($ in thousands, except per share)

                                LTM      Nine Months Ended   Fiscal Years Ended
                                         ------------------  ------------------
                               Aug-01     Aug-01   Aug-00    Nov-00    Nov-99
                              ---------  --------  --------  --------  --------
Revenue                        $ 36,837  $ 27,933  $ 24,201  $ 33,105  $ 29,752
COGS                             31,537    23,712    21,391    29,216    25,679
                              ---------  --------  --------  --------  --------
               Gross Profit       5,300     4,221     2,810     3,889     4,073

Selling, General &
 Administrative                   2,582     2,046     1,518     2,054     1,780
Depreciation and
 Amortization                     1,825     1,382     1,140     1,583     1,283
Other Operating                      95      (459)        -       554       156
                              ---------  --------  --------  --------  --------
           Operating Income         798     1,252       152      (302)      854
Interest Income /
(Expense), net                   (1,412)   (1,045)     (896)   (1,263)     (924)
Other Income / (Expense),
net                                 294       290       208       212       392
                              ---------  --------  --------  --------  --------
             Pre-tax Income        (320)      497      (536)   (1,353)      322
Taxes                                 -         -         -         -         -
                              ---------  --------  --------  --------  --------
           After-tax Income        (320)      497      (536)   (1,353)      322
Minority Interest                     -         -         -         -         -
Equity in Affiliates                  -         -         -         -         -
                              ---------  --------  --------  --------  --------
      Normalized Net Income        (320)      497      (536)   (1,353)      322
Preferred Dividends                  26        20        27        33        40
                              ---------  --------  --------  --------  --------
   Normalized Net Income to
                     Common    $   (346) $    477  $   (563) $ (1,386) $    282
                              =========  ========  ========  ========  ========

                       EBIT    $  1,092  $  1,542  $    360  $    (90) $  1,246
Depreciation & Amortization    $  1,825  $  1,382  $  1,140  $  1,583  $  1,283
                     EBITDA    $  2,917  $  2,924  $  1,500  $  1,493  $  2,529
                      CAPEX    $  3,548  $ (5,465) $ (3,880) $  5,133  $  5,189
             EBITDA - CAPEX    $   (631) $  8,389  $  5,380  $ (3,640) $ (2,660)
   GAAP Operating Cash Flow    $  4,079  $  4,055  $    712  $    736  $    953
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Special Item Reconciliation:
Pre-tax Special Items
          Unusual Items        $      -  $      -  $      -  $      -  $      -
          Accounting Changes   $      -  $      -  $      -  $      -  $      -
          Discontinued         $      -  $      -  $      -  $      -  $    150
          Operations
          Extraordinary        $      -  $      -  $      -  $      -  $      -
          Items
          Total                $      -  $      -  $      -  $      -  $    150
Total After-tax Special        $      -  $      -  $      -  $      -  $    150
Items
Tax Provision on Special       $      -  $      -  $      -  $      -  $      -
Items
Reported Taxes                 $      -  $      -  $      -  $      -  $      -
Reported Net Income            $   (346) $    477  $   (563) $ (1,386) $    432
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Basic Reported Weighted Avg                 5,201     5,754     5,490     5,748
Shares Out (000's)
Basic Normalized EPS           $  (0.06) $   0.09  $  (0.10) $  (0.25) $   0.05
Basic Reported EPS             $  (0.06) $   0.09  $  (0.10) $  (0.25) $   0.08
Diluted Reported Weighted Avg               5,247     5,754     5,490     5,774
Shares Out (000's)
Diluted Normalized EPS         $  (0.06) $   0.09  $  (0.10) $  (0.25) $   0.05
Diluted Reported EPS           $  (0.06) $   0.09  $  (0.10) $  (0.25) $   0.07
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                        Profitability Ratios (as % of Revenue)
--------------------------------------------------------------------------------
Gross Profit                       14.4%     15.1%     11.6%     11.7%     13.7%
S,G & A                             7.0%      7.3%      6.3%      6.2%      6.0%
Operating Income                    2.2%      4.5%      0.6%     -0.9%      2.9%
Pre-Tax                            -0.9%      1.8%     -2.2%     -4.1%      1.1%
EBIT                                3.0%      5.5%      1.5%     -0.3%      4.2%
EBITDA                              7.9%     10.5%      6.2%      4.5%      8.5%
Normalized Net Income              -0.9%      1.7%     -2.3%     -4.2%      0.9%
Reported Net Income                -0.9%      1.7%     -2.3%     -4.2%      1.5%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Balance Sheet Data
--------------------------------------------------------------------------------
($ in thousands, except per share)     As of                As of
                                                 -----------------------
                                     31-Aug-01      Nov-00        Nov-99
                                    ----------   ---------     ---------
Cash & Equivalents                   $   1,321    $    788     $   1,579
Marketable Securities                        -           -             -
                                    ----------   ---------     ---------
Total Cash & Mkt Securities              1,321         788         1,579
Accounts Receivable                         86          59            81
Inventory                                  190         228           208
Other Current Assets                       134         165           632
                                    ----------   ---------     ---------
             Total Current Assets        1,731       1,240         2,500
PPE, net                                23,323      19,093        16,684
Intangibles, net                         4,657       4,793         4,974
Investments                                  -           -             -
Other Assets                             1,719       1,919         1,043
                                    ----------   ---------     ---------
                     Total Assets    $  31,430    $ 27,045     $  25,201
                                    ==========   =========     =========
Accounts Payable                     $   1,359    $  1,376     $   1,246
Accrued Expenses                         1,445       1,169         1,146
Short Term Debt                            637         682           874
Short Term Capital Leases                  314         358           328
Other Current Liabilities                    -           2             5
                                    ----------   ---------     ---------
        Total Current Liabilities        3,755       3,587         3,599
Other LT Liabilities                     4,318       1,743         1,830
Long Term Debt                          16,423      16,475        12,822
Long Term Capital Leases                   482         709         1,067
Minority Interests                           -           -             -
Pref Stock (Liq Value)                       -           -             -
                                    ----------   ---------     ---------
   Total Liabilities & Pref Stock       24,978      22,514        19,318
                                    ----------   ---------     ---------
Common Equity                            6,452       4,531         5,883
                                    ----------   ---------     ---------
       Total Liabilities & Equity    $  31,430    $ 27,045     $  25,201
                                    ==========   =========     =========
Common Shares Outstanding (000's)        5,390       4,455         5,752
             Cash Value per share    $    0.25    $   0.18     $    0.27
             Book Value per share    $    1.20    $   1.02     $    1.02
    Tangible Book Value per share    $    0.33    $  (0.06)    $    0.16
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         Effectiveness and Efficiency
--------------------------------------------------------------------------------
A/R Turnover                            508.10x     472.93x        367.31x
Inventory Turnover                      150.89      134.02         123.46x
Asset Turnover                            1.26x       1.27x          1.18x
Days Sales Outstanding                     0.7         0.8            1.0
Days Inventory Outstanding                 2.4         2.7            3.0
Days Payable Outstanding                  13.8        14.3           15.7
Return on Avg Assets                      -1.2%       -5.3%            na
Return on Avg Common Equity               -6.3%      -26.6%            na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Financial Strength
--------------------------------------------------------------------------------
Current Ratio                             0.46        0.35           0.69
Quick Ratio                               0.41        0.28           0.64
Total Debt                           $  17,856    $ 18,224     $   15,091
Net Debt                             $  16,535    $ 17,436     $   13,512
Total Capitalization                 $  24,308    $ 22,755     $   20,974
Total Debt/Total Capitalization           73.5%       80.1%          72.0%
Net Debt/Total Capitalization             68.0%       76.6%          64.4%
Total Debt/EBITDA                         6.12x      12.21x          5.97x
EBITDA/Interest Expense                   2.07x       1.18x          2.74x
EBITDA-CAPEX/Interest Expense               na          na             na
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              Market Information
--------------------------------------------------------------------------------
As of Date                                        14-Dec-01
Exchange                                               AMEX
Stock Price                                     $      3.80
52 Week High                                    $      4.20
52 Week Low                                     $      1.81
Avg. Daily Volume (000's)                                 3
Beta                                                  (0.02)
Shares Outstanding (000's)                            5,320
Total Outstanding Warrants & Options (000's)              -
Float (000's)                                         2,700

Market Cap                                      $    20,216
Enterprise Value (EV)                           $    36,751

Institutional
   % Owned                                             6.00%
   Number of Institutions                                 4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Valuation Ratios
--------------------------------------------------------------------------------
                                             Multiple of
                                     ------------------------------
                                         Market Cap      EV
                                     ------------------------------
Latest Twelve Months
   Revenue                                     0.55x     1.00x
   EBIT                                       18.51x    33.65x
   EBITDA                                      6.93x    12.60x
   Normalized Net Income                         na        na
   Basic Normalized EPS                          na
Projected
   Dec-01 Mean Revenue                           na        na
   Dec-01 Mean Revenue                           na        na
   Dec-01 Mean EPS                               na        na
   Dec-02 Mean EPS                               na        na
Most Recent Filing
   Assets                                      0.64x     1.17x
   Common Equity                               3.13x     5.70x
   Tangible Common Equity                     11.26x    20.47x
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Mean Consensus Estimates
--------------------------------------------------------------------------------
Year Ending                     # Ests      Revenue        EPS
--------------------------------------------------------------------------------
December-01                         -     $       -    $     -
December-02                         -     $       -    $     -
LT Growth                           -            na         na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 Period Growth Rates
--------------------------------------------------------------------------------
                                   Nine Months Ended     Fiscal Years Ended
                                         Aug-01                Nov-00
                                   -----------------     ------------------
Revenue                                        15.4%                  11.3%
EBIT                                          328.3%                -107.2%
EBITDA                                         94.9%                 -41.0%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes
Disconued operations = Gain on disposal of disc. operations
--------------------------------------------------------------------------------

Sources: SEC Edgar, Multex, Yahoo Finance, and Hoovers

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS
--------------------------------------------------------------------------------
                          I.C.H. Corporation Overview
--------------------------------------------------------------------------------
            Name  I.C.H. Corporation            Address 9255 Towne Cent
          Symbol  IH                       City, State Zip San Diego, CA 92121
Latest Fiscal YE  31-Dec-00                    Telephone 858-587-8533
     Latest Rprt  Per 30-Sep-01                    Fax 858-638-2078


Officers John Bicks           Attorneys Pryor Cashman Sherman & Flynn
         Glen Fretter          Auditors PriceWaterhouseCoopers
         Edward Chapell   Transfer Agent Mid-America Bank of Louisville
         David Fitnich

I.C.II is the #2 franchisee of Arby's fast-food restaurants, with more than 240 units in nine states, including Florida, Michigan, Pennsylvania, and Texas. It operates the sandwich joints through its Sybra subsidiary and plans to expand the chain to almost 350 units by 2007. In 2001 I.C.H. sold its 71 Lyon's family restaurants (41% of sales) located in California and Oregon. It also bought 21 Arby's restaurants from RTM Restaurant Group.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                        Income and Cashflow Statement Data
--------------------------------------------------------------------------------
($ in thousands, except per share)

                              LTM      Nine Months Ended    Fiscal Years Ended
                                      -------------------  --------------------
                             Sep-01    Sep-01     Sep-00     Dec-00    Dec-99
                           ---------- ---------  --------  ---------  ---------
Revenue                     $ 189,810 $ 144,341  $118,195  $ 163,664  $ 145,010
COGS                          159,617   122,785    96,490    133,322    117,129
                           ---------- ---------  --------  ---------  ---------
             Gross Profit      30,193    21,556    21,705     30,342     27,881

Selling, General &
  Administrative               12,494     9,606     8,867     11,755     11,417
Depreciation and
  Amortization                  7,389     5,753     4,174      5,810      4,495
Other Operating                     -         -         -          -          -
                           ---------- ---------  --------  ---------  ---------
         Operating Income      10,310     6,197     8,664     12,777     11,969
Interest Income /
(Expense), net                (10,098)   (7,748)   (6,121)    (8,471)    (6,150
Other Income / (Expense),
net                                 -         -         -          -          -
                           ---------- ---------  --------  ---------  ---------
           Pre-tax Income         212    (1,551)    2,543      4,306      5,819
Taxes                              97      (185)       (3)       279      2,357
                           ---------- ---------  --------  ---------  ---------
         After-tax Income         115    (1,366)    2,546      4,027      3,462
Minority Interest                   -         -         -          -          -
Equity in Affiliates                -         -         -          -          -
                           ---------- ---------  --------  ---------  ---------
    Normalized Net Income         115    (1,366)    2,546      4,027      3,462
Preferred Dividends                 -         -         -          -          -
                           ---------- ---------  --------  ---------  ---------
 Normalized Net Income to
                   Common   $     115 $  (1,366) $  2,546  $   4,027  $   3,462
                           ========== =========  ========  =========  =========

                     EBIT   $  10,310 $   6,197  $  8,664  $  12,777  $  11,969
           Depreciation &
             Amortization   $  6,811  $   3,670  $  2,669  $   5,810  $   4,495
                   EBITDA   $ 17,121  $   9,867  $ 11,333  $  18,587  $  16,464
                    CAPEX   $ 18,051  $   8,157  $  9,581  $  19,475  $  17,000
           EBITDA - CAPEX   $   (930) $   1,710  $  1,752  $    (888) $    (536)
      GAAP Operating Cash
                     Flow   $ 15,252  $   7,462  $ (2,593) $   5,197  $   9,976
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Special Item Reconciliation:

Pre-tax Special Items
    Unusual Items           $      -  $       -  $ (4,920) $  (4,920) $       -
    Accounting Changes      $      -  $       -  $      -  $       -  $       -
    Discontinued Operations $(12,271) $       -  $   (257) $ (12,528) $   1,632
    Extraordinary Items     $      -  $       -  $      -  $       -  $       -
    Total                   $(12,271) $       -  $ (5,177) $ (17,448) $   1,632
Total After-tax Special
 Items                      $(12,738) $       -  $ (4,710) $ (17,448) $   1,632
Tax Provision on Special
 Items                      $    467  $       -  $   (467) $       -  $       -
Reported Taxes              $    564  $    (185) $   (470) $     279  $   2,357
Reported Net Income         $(12,623) $  (1,366) $ (2,164) $ (13,421) $   5,094
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Basic Reported Weighted Avg
Shares Out (000's)                        2,793     2,873      2,861      2,799
Basic Normalized EPS        $   0.03  $   (0.49) $   0.89  $    1.41  $    1.24
Basic Reported EPS          $  (4.43) $   (0.49) $  (0.75) $   (4.69) $    1.82
Diluted Reported Weighted Avg
Shares Out (000's)                        2,793     2,873      3,094      3,475
Diluted Normalized EPS      $  (0.08) $   (0.49) $   0.89  $    1.30  $    1.00
Diluted Reported EPS        $  (4.08) $   (0.49) $  (0.75) $   (4.34) $    1.47
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           Profitability Ratios (as % of Revenue)
--------------------------------------------------------------------------------
Gross Profit                    15.9%      14.9%     18.4%      18.5%      19.2%
S,G & A                          6.6%       6.7%      7.5%      7.2%        7.9%
Operating Income                 5.4%       4.3%      7.3%      7.8%        8.3%
Pre-Tax                          0.1%      -1.1%      2.2%      2.6%        4.0%
EBIT                             5.4%       4.3%      7.3%      7.8%        8.3%
EBITDA                           9.0%       6.8%      9.6%     11.4%       11.4%
Normalized Net Income            0.1%      -0.9%      2.2%      2.5%        2.4%
Reported Net Income             -6.7%      -0.9%     -1.8%     -8.2%        3.5%
--------------------------------------------------------------------------------
                              Balance Sheet Data
--------------------------------------------------------------------------------
($ in thousands, except per share)          As of              As of
                                                     --------------------------
                                        30-Sep-01       Dec-00       Dec-99
                                      ------------   -----------  -------------
Cash & Equivalents                      $    2,068    $    6,172    $    15,085
Marketable Securities                            -             -              -
                                      ------------   -----------  -------------
Total Cash & Mkt Securities                  2,068         6,172         15,085
Accounts Receivable                            759           158            735
Inventory                                    2,527         2,563          2,867
Other Current Assets                         5,070         5,210          3,798
                                      ------------   -----------  -------------
             Total Current Assets           10,424        14,103         22,485
PPE, net                                    65,268        57,710         54,461
Intangibles, net                            56,302        40,815         47,622
Investments                                      -             -              -
Other Assets                                 8,649         7,787          8,088
                                      ------------   -----------  -------------
                     Total Assets       $  140,643    $  120,415    $   132,656
                                      ============   ===========  =============
Accounts Payable                        $    6,766    $    7,080    $     9,962
Accrued Expenses                             8,791         8,032         11,539
Short Term Debt                              6,776         4,915          4,295
Short Term Capital Leases                      590           536            244
Other Current Liabilities                      306         3,141              -
                                      ------------   -----------  -------------
        Total Current Liabilities           23,229        23,704         26,040
Other LT Liabilities                        10,097         5,975          7,113
Long Term Debt                             100,805        82,258         78,009
Long Term Capital Leases                     2,620         3,069          2,174
Minority Interests                               -             -              -
Pref Stock (Liq Value)                           -             -              -
                                      ------------   -----------  -------------
   Total Liabilities & Pref Stock          136,751       115,006        113,336
                                      ------------   -----------  -------------
Common Equity                                3,892         5,409         19,320
                                      ------------   -----------  -------------
       Total Liabilities & Equity       $  140,643    $  120,415    $   132,656
                                      ============   ===========  =============

Common Shares Outstanding (000's)            2,789         2,812          2,812
             Cash Value per share       $     0.74    $     2.19    $      5.36
             Book Value per share       $     1.40    $     1.92    $      6.87
    Tangible Book Value per share       $   (18.79)   $   (12.59    $    (10.06)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                         Effectiveness and Efficiency
--------------------------------------------------------------------------------
A/R Turnover                                413.98x       366.55x        197.29x
Inventory Turnover                           62.72x        49.11x         40.85x
Asset Turnover                                1.45x         1.29x          1.09x
Days Sales Outstanding                         0.9           1.0            1.9
Days Inventory Outstanding                     5.8           7.4            8.9
Days Payable Outstanding                      14.1          20.6           27.3
Return on Avg Assets                           0.1%          3.2%            na
Return on Avg Common Equity                    2.5%         32.6%            na
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              Financial Strength
--------------------------------------------------------------------------------
Current Ratio                                 0.45          0.59           0.86
Quick Ratio                                   0.34          0.49           0.75
Total Debt                              $  110,791    $   90,778    $    84,722
Net Debt                                $  108,723    $   84,606    $    69,637
Total Capitalization                    $  114,683    $   96,187    $   104,042
Total Debt/Total Capitalization               96.6%         94.4%          81.4%
Net Debt/Total Capitalization                 94.8%         88.0%          66.9%
Total Debt/EBITDA                             6.47x         4.88x          5.15x
EBITDA/Interest Expense                       1.70x         2.19x          2.68x
EBITDA-CAPEX/Interest Expense                   na            na             na
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              Market Information
--------------------------------------------------------------------------------
As of Date                                     14-Dec-01
Exchange                                            NYSE
Stock Price                                    $    0.65
52 Week High                                   $    6.25
52 Week Low                                    $    0.53
Avg. Daily Volume (000's)                             37
Beta                                                0.63
Shares Outstanding (000's)                         2,830
Total Outstanding Warrants & Options (000's)           -
Float (000's)                                      1,400

Market Cap                                     $   1,840
Enterprise Value (EV)                          $ 110,563

Institutional
   % Owned                                          7.00%
   Number of Institutions                             11
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                               Valuation Ratios
--------------------------------------------------------------------------------
                                           Multiple of
                                    ----------------------------
                                      Market Cap      EV
                                    ----------------------------
Latest Twelve Months

   Revenue                             0.01x        0.58x
   EBIT                                0.18x       10.72x
   EBITDA                              0.11x        6.46x
   Normalized Net Income              16.00x      961.41x
   Basic Normalized EPS               21.67x
Projected
   Dec-01 Mean Revenue                    na           na
   Dec-01 Mean Revenue                    na           na
   Dec-01 Mean EPS                        na           na
   Dec-02 Mean EPS                        na           na

Most Recent Filing
   Assets                              0.01x        0.79x
   Common Equity                       0.47x       28.41x
   Tangible Common Equity                 na           na
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           Mean Consensus Estimates
--------------------------------------------------------------------------------
Year Ending                  # Ests    Revenue       EPS
--------------------------------------------------------------------------------
December-01                    -   $       -    $       -
December-02                    -   $       -    $       -
LT Growth                      -          na           na
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                              Period Growth Rates
--------------------------------------------------------------------------------
                            Nine Months Ended       Fiscal Years Ended
                                 Sep-01                  Dec-00
                            -----------------      -------------------
Revenue                                 22.1%                    12.9%
EBIT                                   -28.5%                     6.8%
EBITDA                                 -12.9%                    12.9%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Notes
Unusual Items = restructuring charges
Discontinued operations = Income from and gain from sale
                         of discontinued ops
--------------------------------------------------------------------------------
Sources: SEC Edgar, Multex, Yahoo Finance, and Hoovers

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

--------------------------------------------------------------------------------
                         Morgan's Foods, Inc Overview
--------------------------------------------------------------------------------
            Name  Morgan's Foods, Inc        Address 24200 Chagrin Blvd
          Symbol  MR                   City, State Zip Beachwood, OH 44122
Latest Fiscal YE  25-Feb-01                   Telephone 216-360-7500
 Latest Rprt Per  31-Aug-01                       Fax 216-360-0299

Officers Leonard Stein                                Attorneys
         Kenneth Hignett                      Auditors Deloitte & Touche
         James Liguori                  Transfer Agent Society National Bank

Morgan's Foods' collection of franchises includes 76 KFCs, eight Taco Bells, 17 KFC/Taco Bell "2-in-1" units, and two Taco Bell/Pizza Hut "2-in-1" eateries. The company sold its unprofitable string of five East Side Mario's Italian restaurants. In 2000 Morgan's Foods retained CNL Advisory Services to examine options, including sale or merger.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                Income and Cashflow Statement Data
------------------------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share)
                                                 LTM         Six Months Ended         Fiscal Years Ended
                                                           --------------------     ----------------------
                                               Aug-01      Aug-01        Aug-00     Feb-01          Feb-00
                                              ---------    --------------------     ----------------------
Revenue                                       $ 79,838     $ 38,546    $ 36,848     $ 78,140      $ 63,606
COGS                                            66,233       31,741      30,383       64,875        52,456
                                              ---------    --------------------     ----------------------
                              Gross Profit      13,605        6,805       6,465       13,265        11,150
Selling, General & Administrative                5,249        2,307       2,574        5,516         4,420
Depreciation and Amortization                    4,015        1,774       1,721        3,962         2,778
Other Operating                                    412           31         216          597           213
                                              ---------    --------------------     ----------------------
                          Operating Income       3,929        2,693       1,954        3,190         3,739
Interest Income / (Expense), net                (5,060)      (2,402)     (2,350)      (5,008)       (3,573)
Other Income / (Expense), net                      162           80          66          148           121
                                              ---------    --------------------     ----------------------
                            Pre-tax Income        (969)         371        (330)      (1,670)          287
Taxes                                               17            1           7           23             4
                                              ---------    --------------------     ----------------------
                          After-tax Income        (986)         370        (337)      (1,693)          283
Minority Interest                                    -            -           -            -             -
Equity in Affiliates                                 -            -           -            -             -
                                              ---------    --------------------     ----------------------
          Normalized Net Income                   (986)         370        (337)      (1,693)          283
Preferred Dividends                                  -            -           -            -             -
                                              ---------    --------------------     ----------------------
           Normalized Net Income to Common    $   (986)    $    370     $  (337)   $  (1,693)     $    283
                                              =========    ====================     ======================
                                      EBIT    $  4,091     $  2,773     $ 2,020    $   3,338      $  3,860
               Depreciation & Amortization    $  3,986     $  1,756     $ 1,732    $   3,962      $  2,778
                                    EBITDA    $  8,077     $  4,529     $ 3,752    $   7,300      $  6,638
                                     CAPEX    $    529     $    232     $ 2,847    $   3,144      $ 28,784
                            EBITDA - CAPEX    $  7,548     $  4,297     $   905    $   4,156      $(22,146)
                  GAAP Operating Cash Flow    $  4,132     $  2,206     $ 2,162    $   4,088      $  4,728
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Special Item Reconciliation:
Pre-tax Special Items
               Unusual Items                  $      -     $      -     $     -    $       -      $      -
               Accounting Changes             $      -     $      -     $     -    $       -      $      -
               Discontinued Operations        $    150     $      -     $     -    $     150      $   (629)
               Extraordinary Items            $      -     $      -     $     -    $       -      $      -
               Total                          $    150     $      -     $     -    $     150      $   (629)
Total After-tax Special Items                 $    150     $      -     $     -    $     150      $   (629)
Tax Provision on Special Items                $      -     $      -     $     -    $       -      $      -
Reported Taxes                                $     17     $      1     $     7    $      23      $      4
Reported Net Income                           $   (836)    $    370     $  (337)   $  (1,543)     $   (346)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Basic Reported Weighted Avg Shares Out (000's)                2,953       2,924        2,931         2,913
Basic Normalized EPS                          $  (0.33)     $  0.13     $ (0.12)   $   (0.58)     $   0.10
Basic Reported EPS                            $  (0.28)     $  0.13     $ (0.12)   $   (0.53)     $  (0.12)
Diluted Reported Weighted Avg Shares Out (000's)              2,954       2,924        2,931         2,913
Diluted Normalized EPS                        $  (0.33)     $  0.13     $ (0.12)   $   (0.58)     $   0.10
Diluted Reported EPS                          $  (0.28)     $  0.13     $ (0.12)   $   (0.53)     $  (0.12)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                              Profitability Ratios (as % of Revenue)
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                                      17.0%        17.7%       17.5%        17.0%         17.5%
S,G & A                                            6.6%         6.0%        7.0%         7.1%          6.9%
Operating Income                                   4.9%         7.0%        5.3%         4.1%          5.9%
Pre-Tax                                           -1.2%         1.0%       -0.9%        -2.1%          0.5%
EBIT                                               5.1%         7.2%        5.5%         4.3%          6.1%
EBITDA                                            10.1%        11.7%       10.2%         9.3%         10.4%
Normalized Net Income                             -1.2%         1.0%       -0.9%        -2.2%          0.4%
Reported Net Income                               -1.0%         1.0%       -0.9%        -2.0%         -0.5%
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                        Balance Sheet Data
------------------------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share)                                                 As of
                                                         As of            -------------------------
                                                       31-Aug-01           Feb-01         Feb-00
                                                      -----------        -------------------------
Cash & Equivalents                                    $   6,685           $   5,840      $   4,612
Marketable Securities                                          -                   -              -
                                                      ------------        -------------------------
Total Cash & Mkt Securities                                6,685               5,840          4,612
Accounts Receivable                                           38                  78            112
Inventory                                                    479                 488            583
Other Current Assets                                         326                 222          1,010
                                                      ------------        -------------------------
               Total Current Assets                        7,528               6,628          6,317
PPE, net                                                  39,315              40,554         40,833
Intangibles, net                                               -                   -              -
Investments                                                    -                   -              -
Other Assets                                              14,000              14,372         15,038
                                                      ------------        -------------------------
                       Total Assets                   $   60,843           $  61,554      $  62,188
                                                      ============        =========================

Accounts Payable                                      $    3,661           $   3,590      $   4,089
Accrued Expenses                                           3,267               3,322          3,725
Short Term Debt                                            2,182               2,076          1,762
Short Term Capital Leases                                    106                  94            969
Other Current Liabilities                                      -                   -              -
                                                      ------------        -------------------------
          Total Current Liabilities                        9,216               9,082         10,545
Other LT Liabilities                                       1,335               1,353              -
Long Term Debt                                            49,924              51,046         49,968
Long Term Capital Leases                                     595                 651            745
Minority Interests                                             -                   -              -
Pref Stock (Liq Value)                                         -                   -              -
                                                      ------------        -------------------------
     Total Liabilities & Pref Stock                       61,070              62,132         61,258
                                                      ------------        -------------------------
Common Equity                                               (227)               (578)           930
                                                      ------------        -------------------------
         Total Liabilities & Equity                   $   60,843           $  61,554      $  62,188
                                                      ============        =========================

Common Shares Outstanding (000's)                          2,969               2,969          2,969
               Cash Value per share                   $     2.25           $    1.97      $    1.55
               Book Value per share                   $    (0.08)          $   (0.19)     $    0.31
      Tangible Book Value per share                   $    (0.08)          $   (0.19)     $    0.31
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                   Effectiveness and Efficiency
------------------------------------------------------------------------------------------------------------------------------------
A/R Turnover                                                  na              822.53x        567.91x
Inventory Turnover                                        136.99x             121.15x         89.98x
Asset Turnover                                              1.30x               1.26x          1.02x
Days Sales Outstanding                                        na                 0.4            0.6
Days Inventory Outstanding                                   2.7                 3.0            4.1
Days Payable Outstanding                                    17.4                18.7           24.9
Return on Avg Assets                                        -1.6%               -2.7%            na
Return on Avg Common Equity                                245.0%             -961.9%            na
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                        Financial Strength
------------------------------------------------------------------------------------------------------------------------------------
Current Ratio                                               0.82                0.73           0.60
Quick Ratio                                                 0.76                0.68           0.54
Total Debt                                             $  52,807            $ 53,867       $ 53,444
Net Debt                                               $  46,122            $ 48,027       $ 48,832
Total Capitalization                                   $  52,580            $ 53,289       $ 54,374
Total Debt/Total Capitalization                            100.4%              101.1%          98.3%
Net Debt/Total Capitalization                               87.7%               90.1%          89.8%
Total Debt/EBITDA                                           6.54x               7.38x          8.05x
EBITDA/Interest Expense                                     1.60x               1.46x          1.86x
EBITDA-CAPEX/Interest Expense                               1.49x               0.83x            na
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Market Information
--------------------------------------------------------------------------------
As of Date                                                 14-Dec-01
Exchange                                                        AMEX
Stock Price                                                $   0.95
52 Week High                                               $   1.43
52 Week Low                                                $   0.50
Avg. Daily Volume (000's)                                         2
Beta                                                          (0.35)
Shares Outstanding (000's)                                    2,790
Total Outstanding Warrants & Options (000's)                      -
Float (000's)                                                 1,400

Market Cap                                                 $  2,651
Enterprise Value (EV)                                      $ 48,773

Institutional
   % Owned                                                     8.00%
   Number of Institutions                                         7
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Valuation Ratios
--------------------------------------------------------------------------------
                                                              Multiple of
                                                  ------------------------------
                                                     Market Cap         EV
                                                  ------------------------------
Latest Twelve Months
   Revenue                                              0.03x           0.61x
   EBIT                                                 0.65x          11.92x
   EBITDA                                               0.33x           6.04x
   Normalized Net Income                                  na              na
   Basic Normalized EPS                                   na
Projected
   Dec-01 Mean Revenue                                    na              na
   Dec-01 Mean Revenue                                    na              na
   Dec-01 Mean EPS                                        na              na
   Dec-02 Mean EPS                                        na              na
Most Recent Filing
   Assets                                               0.04x           0.80x
   Common Equity                                          na              na
   Tangible Common Equity                                 na              na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Mean Consensus Estimates
--------------------------------------------------------------------------------
Year Ending                         # Ests         Revenue          EPS
--------------------------------------------------------------------------------
December-01                            -            $   -         $   -
December-02                            -            $   -         $   -
LT Growth                              -               na            na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Period Growth Rates
--------------------------------------------------------------------------------
                                   Six Months Ended           Fiscal Years Ended
                                        Aug-01                        Feb-01
                                       --------                      --------
Revenue                                  4.6%                          22.9%
EBIT                                    37.3%                         -13.5%
EBITDA                                  20.7%                          10.0%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Notes
Discontinued operations = Gain (loss) on disposal of disc. ops

--------------------------------------------------------------------------------

Sources: SEC Edgar, Multex, Yahoo Finance, and Hoovers

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

--------------------------------------------------------------------------------
                    Family Steak Houses of Florida Overview
--------------------------------------------------------------------------------

            Name  Family Steak Houses        Address 2113 Florida Blvd
          Symbol  RYFL                 City, State Zip Neptune Beach, FL 32266
Latest Fiscal YE  31-Dec-00                    Telephone 904-249-4197
 Latest Rprt Per  30-Sep-01                       Fax 904-249-1466

Officers Glen Ceiley                          Attorneys McGuire Woods
     Edward Alexander                       Auditors Deloitte & Touche
     Kevin Pickett               Transfer Agent ChaseMellon Shareholder Services

Family Steak House of Florida is the sole franchise of Ryan's Family Steak House restaurants in the Sunshine State, with 23 locations primarily in the north and central regions. The eateries offer a family-oriented atmosphere and a menu of charbroiled beef, chicken, and seafood for lunch and dinner. The units also offer side dishes and salads served through several "scatter bar" buffets.
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                       Income and Cashflow Statement Data
------------------------------------------------------------------------------------------------------------------
($ in thousands, except per share)
                                               LTM             Nine Months Ended             Fiscal Years Ended
                                                            -------------------------      -----------------------
                                              Sep-01         Sep-01          Sep-00         Dec-00        Dec-99
                                             ---------      ---------       ---------      ---------     ---------
Revenue                                      $  42,456      $  32,439       $  30,175      $  40,192     $  39,103
COGS                                            28,705         21,924          20,099         26,880        26,577
                                             ---------      ---------       ---------      ---------     ---------
                         Gross Profit           13,751         10,515          10,076         13,312        12,526
Selling, General & Administrative                2,633          1,938           1,927          2,622         2,703
Depreciation and Amortization                    2,119          1,607           1,550          2,062         1,966
Other Operating                                  7,671          5,851           5,313          7,133         7,229
                                             ---------      ---------       ---------      ---------     ---------
                     Operating Income            1,328          1,119           1,286          1,495           628
Interest Income / (Expense), net                (1,738)        (1,244)         (1,259)        (1,753)       (1,572)
Other Income / (Expense), net                     (446)          (441)            554            549             9
                                             ---------      ---------       ---------      ---------     ---------
                       Pre-tax Income             (856)          (566)            581            291          (935)
Taxes                                               34            144             110              -             -
                                             ---------      ---------       ---------      ---------     ---------
                     After-tax Income             (890)          (710)            471            291          (935)

Minority Interest                                    -              -               -              -             -
Equity in Affiliates                                 -              -               -              -             -
                                             ---------      ---------       ---------      ---------     ---------
                Normalized Net Income             (890)          (710)            471            291          (935)

Preferred Dividends                                  -              -               -              -             -
                                             ---------      ---------       ---------      ---------     ---------
   Normalized Net Income to Common           $    (890)     $    (710)      $     471      $     291     $    (935)
                                             =========      =========       =========      =========     =========

                            EBIT             $     882      $     678       $   1,840      $   2,044     $     637
     Depreciation & Amortization             $   2,119      $   1,607       $   1,550      $   2,062     $   1,966
                          EBITDA             $   3,001      $   2,285       $   3,390      $   4,106     $   2,603
                           CAPEX             $   5,564      $   3,565       $   1,649      $   3,648     $   3,855
                  EBITDA - CAPEX             $  (2,563)     $  (1,280)      $   1,741      $     458     $  (1,252)
        GAAP Operating Cash Flow             $   1,229      $     855       $   1,563      $   1,937     $     130
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Special Item Reconciliation:
Pre-tax Special Items
          Unusual Items                      $    (224)     $    (144)      $    (110)     $    (190)    $    (907)
          Accounting Changes                 $       -      $       -       $       -      $       -     $       -
          Discontinued Operations            $    (148)     $       -       $       -      $    (148)    $    (140)
          Extraordinary Items                $       -      $       -       $       -      $       -     $       -
          Total                              $    (372)     $    (144)      $    (110)     $    (338)    $  (1,047)
Total After-tax Special Items                $    (338)     $       -       $       -      $    (338)    $  (1,047)
Tax Provision on Special Items               $     (34)     $    (144)      $    (110)     $       -     $       -
Reported Taxes                               $       -      $       -       $       -      $       -     $       -
Reported Net Income                          $  (1,228)     $    (710)      $     471      $     (47)    $  (1,982)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Basic Reported Weighted Avg Shares Out (000's)                  2,425           2,414          2,335         2,417
Basic Normalized EPS                         $   (0.37)     $   (0.29)      $    0.20      $    0.12     $   (0.39)
Basic Reported EPS                           $   (0.51)     $   (0.29)      $    0.20      $   (0.02)    $   (0.82)
Diluted Reported Weighted Avg Shares Out (000's)                2,425           2,414          2,335         2,417
Diluted Normalized EPS                       $   (0.37)     $   (0.29)      $    0.20      $    0.12     $   (0.39)
Diluted Reported EPS                         $   (0.51)     $   (0.29)      $    0.20      $   (0.02)    $   (0.82)
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                     Profitability Ratios (as % of Revenue)
------------------------------------------------------------------------------------------------------------------
Gross Profit                                      32.4%          32.4%           33.4%          33.1%         32.0%
S,G & A                                            6.2%           6.0%            6.4%           6.5%          6.9%
Operating Income                                   3.1%           3.4%            4.3%           3.7%          1.6%
Pre-Tax                                           -2.0%          -1.7%            1.9%           0.7%         -2.4%
EBIT                                               2.1%           2.1%            6.1%           5.1%          1.6%
EBITDA                                             7.1%           7.0%           11.2%          10.2%          6.7%
Normalized Net Income                             -2.1%          -2.2%            1.6%           0.7%         -2.4%
Reported Net Income                               -2.9%          -2.2%            1.6%          -0.1%         -5.1%
------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Balance Sheet Data
--------------------------------------------------------------------------------
($ in thousands, except per share)            As of               As of
                                                         ----------------------
                                            30-Sep-01     Dec-00       Dec-99
                                            ---------    ---------    ---------

Cash & Equivalents                          $   1,037    $     632    $     747
Marketable Securities                               -            -            -
                                            ---------    ---------    ---------
Total Cash & Mkt Securities                     1,037          632          747
Accounts Receivable                               113           93          125
Inventory                                         330          256          285
Other Current Assets                              301        1,181          375
                                            ---------    ---------    ---------
                    Total Current Assets        1,781        2,162        1,532
PPE, net                                       28,260       26,356       25,261
Intangibles, net                                    -            -            -
Investments                                         -            -          500
Other Assets                                    3,117        3,109        3,466
                                            ---------    ---------    ---------
                            Total Assets    $  33,158    $  31,627    $  30,759
                                            =========    =========    =========

Accounts Payable                            $   1,738    $   1,746    $   1,275
Accrued Expenses                                2,133        2,461        2,364
Short Term Debt                                 1,031          731          382
Short Term Capital Leases                          15            4            3
Other Current Liabilities                          77            -            -
                                            ---------    ---------    ---------
               Total Current Liabilities        4,994        4,942        4,024
Other LT Liabilities                                -            -           15
Long Term Debt                                 18,729       17,869       17,336
Long Term Capital Leases                        1,032        1,046        1,049
Minority Interests                                  -            -            -
Pref Stock (Liq Value)                              -            -            -
                                            ---------    ---------    ---------
          Total Liabilities & Pref Stock       24,755       23,857       22,424
                                            ---------    ---------    ---------
Common Equity                                   8,403        7,770        8,335
                                            ---------    ---------    ---------
              Total Liabilities & Equity    $  33,158    $  31,627    $  30,759
                                            =========    =========    =========

Common Shares Outstanding (000's)               3,251        2,416        2,409
                    Cash Value per share    $    0.32    $    0.26    $    0.31
                    Book Value per share    $    2.58    $    3.22    $    3.46
           Tangible Book Value per share    $    2.58    $    3.22    $    3.46
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                         Effectiveness and Efficiency
--------------------------------------------------------------------------------
A/R Turnover                                   412.19x      368.73x      312.82x
Inventory Turnover                              97.97x       99.37x       93.25x
Asset Turnover                                   1.31x        1.29x        1.27x
Days Sales Outstanding                            0.9          1.0          1.2
Days Inventory Outstanding                        3.7          3.7          3.9
Days Payable Outstanding                         15.5         14.2         12.1
Return on Avg Assets                             -2.7%         0.9%          na
Return on Avg Common Equity                     -11.0%         3.6%          na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Financial Strength
--------------------------------------------------------------------------------
Current Ratio                                    0.36         0.44         0.38
Quick Ratio                                      0.29         0.39         0.31
Total Debt                                  $  20,807    $  19,650    $  18,770
Net Debt                                    $  19,770    $  19,018    $  18,023
Total Capitalization                        $  29,210    $  27,420    $  27,105
Total Debt/Total Capitalization                  71.2%        71.7%        69.2%
Net Debt/Total Capitalization                    67.7%        69.4%        66.5%
Total Debt/EBITDA                                6.93x        4.79x        7.21x
EBITDA/Interest Expense                          1.73x        2.34x        1.66x
EBITDA-CAPEX/Interest Expense                      na         0.26x          na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Market Information
-------------------------------------------------------------------------------
As of Date                                                            14-Dec-01
Exchange                                                              Nasdaq SC
Stock Price                                                           $    0.91
52 Week High                                                          $    1.58
52 Week Low                                                           $    0.75
Avg. Daily Volume (000's)                                                     2
Beta                                                                       0.17
Shares Outstanding (000's)                                                2,420
Total Outstanding Warrants & Options (000's)                                  -
Float (000's)                                                                 1

Market Cap                                                            $   2,202
Enterprise Value (EV)                                                 $  21,972

Institutional
   % Owned                                                                 1.00%
   Number of Institutions                                                     4
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Valuation Ratios
--------------------------------------------------------------------------------
                                                                 Multiple of
                                                           ---------------------
                                                           Market Cap      EV
                                                           ---------------------
Latest Twelve Months
   Revenue                                                    0.05x        0.52x
   EBIT                                                       2.50x       24.91x
   EBITDA                                                     0.73x        7.32x
   Normalized Net Income                                        na           na
   Basic Normalized EPS                                         na
Projected
   Dec-01 Mean Revenue                                          na           na
   Dec-01 Mean Revenue                                          na           na
   Dec-01 Mean EPS                                              na           na
   Dec-02 Mean EPS                                              na           na
Most Recent Filing
   Assets                                                     0.07x        0.66x
   Common Equity                                              0.26x        2.61x
   Tangible Common Equity                                     0.26x        2.61x
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           Mean Consensus Estimates
--------------------------------------------------------------------------------
Year Ending                                    # Ests     Revenue       EPS
--------------------------------------------------------------------------------
December-01                                         -    $       -    $       -
December-02                                         -    $       -    $       -
LT Growth                                           -           na           na
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Period Growth Rates
--------------------------------------------------------------------------------
                                        Nine Months Ended     Fiscal Years Ended
                                              Sep-01                Dec-00
                                        -----------------     ------------------
Revenue                                           7.5%                      2.8%
EBIT                                            -63.2%                    220.9%
EBITDA                                          -32.6%                     57.7%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes
FYE 00/99 unusual items = Asset valuation charges

Discontinued operations = Loss on store closings
   and equipment disposition
--------------------------------------------------------------------------------
Sources: SEC Edgar, Multex, Yahoo Finance, and Hoovers

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE COMPANY ANALYSIS

--------------------------------------------------------------------------------
                         Interfoods of America Overview
--------------------------------------------------------------------------------
            Name  Interfoods of America         Address 9400 South Dadel
          Symbol  IFDA                      City, State Zip Miami, FL 33156
Latest Fiscal YE  30-Sep-01                     Telephone 305-670-0746
 Latest Rprt Per  30-Sep-01                               Fax


Officers Robert Berg              Attorneys
         Steven Wemple           Auditors Arthur Andersen
         Francis Maloney    Transfer Agent Pacific Stock Transfer


Interfoods of America is the largest US franchise of Popeye's Chicken & Biscuits restaurants, Interfoods operates more than 160 locations in seven states, primarily Florida, Mississippi, and Louisiana. The company has expanded quickly through a number of acquisitions; 70 units were added in 2000. The restaurants are operated through a wholly owned subsidiary called Sailormen.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                      Income and Cashflow Statement Data
--------------------------------------------------------------------------------
($ in thousands, except per share)

                                       LTM      Fiscal Year is LTM     Fiscal Years Ended (1)
                                              ---------------------  -------------------------
                                     Sep-01     Sep-01    Sep-00        Sep-01       Sep-00
                                   ---------- ---------------------  -------------------------
Revenue                            $ 152,089    $    -      $    -   $ 152,089        $ 77,589
COGS                                 123,304         -           -     123,304          62,512
                                   ---------  --------    --------   ---------        --------
                    Gross Profit      28,785         -           -      28,785          15,077
Selling, General & Administrative     12,420         -           -      12,420           7,193
Depreciation and Amortization          4,878         -           -       4,878           2,188
Other Operating                            -         -           -           -               -
                                   ---------  --------    --------   ---------        --------
                Operating Income      11,487         -           -      11,487           5,696
Interest Income / (Expense), net      (9,849)        -           -      (9,849)         (4,270)
Other Income / (Expense), net            172         -           -         172            (829)
                                   ---------  --------    --------   ---------        --------
                  Pre-tax Income       1,810         -           -       1,810             597
Taxes                                    808         -           -         808             216
                                   ---------  --------    --------   ---------        --------
                After-tax Income       1,002         -           -       1,002             381
Minority Interest                          -         -           -           -               -
Equity in Affiliates                       -         -           -           -               -
                                   ---------  --------    --------   ---------        --------
           Normalized Net Income       1,002         -           -       1,002             381
Preferred Dividends                        -         -           -           -               -
                                   ---------  --------    --------   ---------        --------
 Normalized Net Income to Common   $   1,002    $    -      $    -   $   1,002        $    381
                                   =========  ========    ========   =========        ========
                            EBIT   $  11,659    $    -      $    -   $  11,659        $  4,867
     Depreciation & Amortization   $   4,878    $    -      $    -   $   4,878        $  2,188
                          EBITDA   $  16,537    $    -      $    -   $  16,537        $  7,055
                           CAPEX   $   1,803    $    -      $    -   $   1,803        $  3,547
                  EBITDA - CAPEX   $  14,734    $    -      $    -   $  14,734        $  3,508
        GAAP Operating Cash Flow   $   7,318    $    -      $    -   $   7,318        $ 10,802
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Special Item Reconciliation:
Pre-tax Special Items
          Unusual Items            $      -     $    -      $    -   $       -        $      -
          Accounting Changes       $      -     $    -      $    -   $       -        $      -
          Discontinued Operations  $      -     $    -      $    -   $       -        $      -
          Extraordinary Items      $      -     $    -      $    -   $       -        $      -
          Total                    $      -     $    -      $    -   $       -        $      -
Total After-tax Special Items      $      -     $    -      $    -   $       -        $      -
Tax Provision on Special Items     $      -     $    -      $    -   $       -        $      -
Reported Taxes                     $    808     $    -      $    -   $     808        $    216
Reported Net Income                $  1,002     $    -      $    -   $   1,002        $    381
----------------------------------------------------------------------------------------------
Basic Reported Weighted Avg Shares Out (000's)       -           -       5,133           5,469
Basic Normalized EPS               $   0.20         na          na   $    0.20        $   0.07
Basic Reported EPS                 $   0.20         na          na   $    0.20        $   0.07
Diluted Reported Weighted Avg Shares Out (000's)     -           -       5,133           5,469
Diluted Normalized EPS             $   0.20         na          na   $    0.20        $   0.07
Diluted Reported EPS               $   0.20         na          na   $    0.20        $   0.07
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
                            Profitability Ratios (as % of Revenue)
----------------------------------------------------------------------------------------------
Gross Profit                           18.9%        na          na        18.9%           19.4%
S,G & A                                 8.2%        na          na         8.2%            9.3%
Operating Income                        7.6%        na          na         7.6%            7.3%
Pre-Tax                                 1.2%        na          na         1.2%            0.8%
EBIT                                    7.7%        na          na         7.7%            6.3%
EBITDA                                 10.9%        na          na        10.9%            9.1%
Normalized Net Income                   0.7%        na          na         0.7%            0.5%
Reported Net Income                     0.7%        na          na         0.7%            0.5%
----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                 Balance Sheet Data
-----------------------------------------------------------------------------------------
($ in thousands, except per share)               As of                   As of
                                                           ------------------------------
                                              30-Sep-01          Sep-01           Sep-00
                                           -------------   ------------------------------
Cash & Equivalents                           $   5,898        $  5,898         $    5,899
Marketable Securities                                -               -                  -
                                           -------------   -----------         ----------
Total Cash & Mkt Securities                      5,898           5,898              5,899
Accounts Receivable                                276             276                279
Inventory                                          793             793                747
Other Current Assets                               411             411                  4
                                           -------------   -----------         ----------
               Total Current Assets              7,378           7,378              6,929
PPE, net                                        79,927          79,927             78,078
Intangibles, net                                26,742          26,742             27,770
Investments                                          -               -                  -
Other Assets                                     2,981           2,981              2,876
                                           -------------   -----------         ----------
                       Total Assets          $ 117,028        $117,028         $  115,653
                                           =============   ===========         ==========
Accounts Payable                             $  10,428        $ 10,428         $    9,342
Accrued Expenses                                     -               -                  -
Short Term Debt                                  6,081           6,081              8,008
Short Term Capital Leases                          169             169                502
Other Current Liabilities                          765             765              1,002
                                           -------------   -----------         ----------
          Total Current Liabilities             17,443          17,443             18,854
Other LT Liabilities                             4,023           4,023              2,958
Long Term Debt                                  91,724          91,724             90,511
Long Term Capital Leases                             -               -                169
Minority Interests                                   -               -                  -
Pref Stock (Liq Value)                               -               -                225
                                           -------------   -----------         ----------
    Total Liabilities &  Pref Stock            113,190         113,190            112,717
                                           -------------   -----------         ----------
Common Equity                                    3,838           3,838              2,936
                                           -------------   -----------         ----------
        Total Liabilities & Equity           $ 117,028        $117,028         $  115,653
                                           =============   ===========         ==========
Common Shares Outstanding (000's)                5,012           5,012              5,145
             Cash Value per share            $    1.18        $   1.18         $     1.15
             Book Value per share            $    0.77        $   0.77         $     0.57
   Tangible Book Value per share             $   (4.57)       $  (4.57)        $    (4.83)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                              Effectiveness and Efficiency
------------------------------------------------------------------------------------------
A/R Turnover                                    551.05x         548.07x            278.10x
Inventory Turnover                              155.49x         160.14x             83.68x
Asset Turnover                                    1.30x           1.31x              0.67x
Days Sales Outstanding                             0.7             0.7                1.3
Days Inventory Outstanding                         2.3             2.3                4.4
Days Payable Outstanding                          27.1            25.7               47.4
Return on Avg Assets                               0.9%            0.9%                na
Return on Avg Common Equity                       26.1%           29.6%                na
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
                                 Financial Strength
------------------------------------------------------------------------------------------
Current Ratio                                     0.42            0.42               0.37
Quick Ratio                                       0.38            0.38               0.33
Total Debt                                   $  97,974        $ 97,974         $   99,415
Net Debt                                     $  92,076        $ 92,076         $   93,516
Total Capitalization                         $ 101,812        $101,812         $  102,351
Total Debt/Total Capitalization                   96.2%           96.2%              97.1%
Net Debt/Total Capitalization                     90.4%           90.4%              91.4%
Total Debt/EBITDA                                 5.92x           5.92x             14.09x
EBITDA/Interest Expense                           1.68x           1.68x              1.65x
EBITDA-CAPEX/Interest Expense                     1.50x           1.50x              0.82x
------------------------------------------------------------------------------------------

------------------------------------------------------------------------
                            Market Information
------------------------------------------------------------------------
As of Date                                                    14-Dec-01
Exchange                                                            OTC
Stock Price                                                $       0.57
52 Week High                                               $       1.19
52 Week Low                                                $       0.41
Avg. Daily Volume (000's)                                             2
Beta                                                               1.20
Shares Outstanding (000's)                                        5,012
Total Outstanding Warrants & Options (000's)                          -
Float (000's)                                                     1,900
Market Cap                                                 $      2,857
Enterprise Value (EV)                                      $     94,933

Institutional
   % Owned                                                         0.00%
   Number of Institutions                                             -
------------------------------------------------------------------------
------------------------------------------------------------------------
                          Valuation Ratios
------------------------------------------------------------------------
                                                 Multiple of
                                     -----------------------------------
                                       Market Cap            EV
                                     -----------------------------------
Latest Twelve Months
   Revenue                               0.02x             0.62x
   EBIT                                  0.25x             8.14x
   EBITDA                                0.17x             5.74x
   Normalized Net Income                 2.85x            94.74x
   Basic Normalized EPS                  2.85x
Projected
   Sep-02 Mean Revenue                   0.02x             0.59x
   Sep-02 Mean Revenue                   0.02x             0.57x
   Sep-02 Mean EPS                          na                na
   Sep-03 Mean EPS                          na                na
Most Recent Filing
   Assets                                0.02x             0.81x
   Common Equity                         0.74x            24.73x
   Tangible Common Equity                   na                na
----------------------------------------------------------------
                Mean Consensus Estimates
----------------------------------------------------------------
Year Ending           # Ests       Revenue           EPS
----------------------------------------------------------------
September-02               -      $161,392         $       -
September-03               -      $166,185         $       -
LT Growth                  -            na                na
----------------------------------------------------------------
                   Period Growth Rates
----------------------------------------------------------------
                     Fiscal Year is LTM   Fiscal Years Ended (1)
                          Sep-01                Sep-01
                   ---------------------  ----------------------
Revenue                     na                   96.0%
EBIT                        na                  139.6%
EBITDA                      na                  134.4%
----------------------------------------------------------------
Notes
       (1) Fiscal 2001 amounts are sourced from audited company financials, unfiled with the SEC as of December 4, 2001.
--------------------------------------------------------------------------------
Sources: SEC, Multex, Yahoo Finance, Hoovers and Company

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

     . The comparable transaction analysis involves a review of merger, acquisition and asset purchase transactions involving companies that are in related industries to the Company (the "Comparable Transactions").

     . The comparable transaction analysis generally provides the widest range of value due to the varying importance of an acquisition to a buyer (i.e., a strategic buyer willing to pay more than a financial buyer) in addition to the potential differences in the transaction process (i.e., competitiveness among potential buyers).

     . Information is typically not disclosed for transactions involving a private seller, even when the buyer is a public company, unless the acquisition is deemed to be "material" for the acquiror. As a result, the selected comparable transaction analysis is limited to transactions involving the acquisition of a public company, or substantially all of its assets, or the acquisition of a large private company, or substantially all of its assets, by a public company.

     . Capitalink located 28 transactions over the past three years involving companies in the restaurant industry. It is noted that the acquisition targets include franchisees, franchisors and owners.

     . Based on the information disclosed in the each of the Comparable Transactions, Capitalink calculated and compared multiples for each of the Comparable Transactions based on (i) LTM revenue, (ii) LTM EBITDA, and (iii) LTM net income.

     . Of the Comparable Transactions, five involved acquisitions of a minority interest similar to the Proposed Transaction ("the Minority Interest Transactions"). Capitalink noted all the Minority Interest Transactions were announced or completed within the past seven months.

     . It is noted that the multiples, and the resulting implied market values, of the Minority Interest Transactions are lower than the entire group of Comparable Transactions. This is consistent with the expectation that the acquisition of such a non-control position is less "expensive" than purchasing control.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

     . Capitalink compared the Minority Interest Transaction multiples to a range of estimated present value of the Debentures on a per share basis and noted that all enterprise value multiples were either in line with or higher than the average transaction. Capitalink also noted, the market value multiple of net income was significantly below the Minority Interest Transactions.

     . Capitalink calculated implied ranges of market value per share based upon both the Comparable Transactions and the Minority Interest Transactions and noted that the implied per share amount was generally greater than the consideration in the Proposed Transaction, however due to the Company's significant levels of net debt (defined as total interest bearing debt less cash), the derived market values are negative in certain instances.

     . None of the Comparable Transactions are identical to the Proposed Transaction. Accordingly, an analysis of comparable business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Transactions and other factors that could affect the respective acquisition values.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

Implied Value
($ in thousands)

                                                LTM       LTM          LTM
                                              Revenue    EBITDA     Net Income
                                             ---------  --------   ------------
   Interfoods of America(1)                  $ 152,089  $ 16,537   $   1,002

All Transactions
--------------------------------------------------------------------------------
   Comparable Transaction Multiples
               High                                1.8x     10.9x       35.8x
               Mean                                0.7       6.6        15.1
               Median                              0.7       6.5        13.4
               Low                                 0.1       1.4         2.6
   Implied Range of Enterprise Value
               High                          $ 278,880  $180,887          na
               Mean                            113,770   109,365          na
               Median                          104,250   106,951          na
               Low                              18,949    23,486          na
   Implied Range of Market Value(2)
               High                          $ 186,804  $ 88,811   $  35,822
               Mean                             21,694    17,289      15,120
               Median                           12,174    14,875      13,441
               Low                             (73,127)  (68,590)      2,654
   Implied Range of Market Value Per Share(3)
               High                          $   37.27  $  17.72    $   7.15
               Mean                               4.33      3.45        3.02
               Median                             2.43      2.97        2.68
               Low                              (14.59)   (13.69)       0.53
-------------------------------------------------------------------------------


Minority Interest Transactions
-------------------------------------------------------------------------------
   Comparable Transaction Multiples
               High                                0.8x      7.6x       35.8x
               Mean                                0.6       5.3        19.2
               Median                              0.7       5.4        14.8
               Low                                 0.3       3.8        11.5
   Implied Range of Enterprise Value
               High                            127,236  $124,968          na
               Mean                             98,205    87,951          na
               Median                          105,372    89,382          na
               Low                              46,134    63,139          na
   Implied Range of Market Value(2)
               High                          $  35,160  $ 32,892    $ 35,822
               Mean                              6,129    (4,125)     19,234
               Median                           13,296    (2,694)     14,784
               Low                             (45,942)  (28,937)     11,548
   Implied Range of Market Value Per Share(3)
               High                          $    7.02  $   6.56    $   7.15
               Mean                               1.22     (0.82)       3.84
               Median                             2.65     (0.54)       2.95
               Low                               (9.17)    (5.77)       2.30
-------------------------------------------------------------------------------


--------------------------------------------------------------------------------
(1) LTM numbers are calculated using Fiscal 2001 amounts sourced from audited company financials, unfiled with the SEC as of December 4, 2001.
(2) Assumes Net Debt of $92,076 as of September 30, 2001.
(3) Assumes 5,012 thousand shares outstanding as of September 30, 2001.

Sources of information: Bloomberg, SEC Edgar Filings, World M&A Network, Done Deals, BizComps, Market Guide, Inc., Mergerstat, Thomson Financial & Company Press Releases

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

Comparable Transactions
($ in millions)

                                                                                                        TTM
                                                                                        -----------------------------------
Announced   Closing                                                                                                   Net
  Date        Date              Acquiror              Target/Transaction Description    Revenue    EBIT     EBITDA  Income
---------  ---------   -------------------------    ---------------------------------   -------   ------    ------  -------

06/22/01    TBD        Private Group (Schaeden)     Quizno's Corporation (NASD: QUIZ)   $ 50.14   $ 6.14    $ 8.49   $ 1.70
                       na                           Third largest submarine sandwich
                                                    restaurant in the world.

06/08/01    08/22/01   Castle Harlan/Bruckman       Avado Brands Inc (OTC: AVDO)         162.40       na        na       na
                       Rosser Sherrill              Unit Sold: McCormick & Schmicks
                       na                           Seafood Restaurants

05/10/01    09/10/01   Private Group (Management)   NPC International, Inc. (NASD:       516.73    45.39     75.60    21.90
                       na                           NPCI)
                                                    World's largest Pizza Hut
                                                    Franchisee

04/15/01    08/01/01   Private Group (Management)   UNO Restaurant, Inc (NASD: UNO)      246.10    16.50     30.00     3.00
                       na                           Operates a chain of 180 Pizzeria
                                                    Uno, & Chicago Bar & Grill casual
                                                    dining restaurants.

04/02/01    07/30/01   Private Group (Oyster &      Panchos Mexican Buffet Inc (NASD:     55.46       na        na       na
                       Panchos)                     PAMX)
                       na                           Operates all you can eat Mexican
                                                    buffet style restaurants

03/23/01    08/31/01   PJ Acquisition Corp          PJ America, Inc (NASD: PJAM)         115.80     5.00      9.20       na
                       (Private)                    Largest franchisee of Papa John's
                                                    pizza restaurants.

02/15/01    05/14/01   Goldner Hawn Johnson &       Vicorp Restaurants (NASD: VRES)      372.05    24.14     42.02    14.67
                       Morrison                     Operates and franchises 375
                       na                           family style restaurants

12/21/00    05/14/01   BJ Chicago, LLC              Chicago Pizza & Brewery, Inc          52.30     3.10      5.10     1.90
                       na                           (NASD:CHGO)
                                                    Owns and operates 28 restaurants
                                                    & breweries.

11/16/00    07/17/01   Bruckmann Rosser Sherrill    II Fornaio (America) Corp (NASD:     117.38     5.66     11.78     3.46
                       & Co                         ILFO)
                       na                           Owns and operates full-service
                                                    Italian restaurants &
                                                    wholesale bakeries

10/06/00    12/20/00   Carrols Corp                 Taco Cabana Inc (NASD: TACO)         149.39    14.77     23.23     5.65
                       na                           Owns, operates and franchises
                                                    restaurants
                                                    (10 out of 119 Stores franchised)

09/26/00    12/01/00   Landry's Restaurants         Rain Forest Cafe, Inc (NASD: RAIN)   264.39    20.16     41.56       na
                       NYSE: LNY                    Develops, owns and operates
                                                    restaurants.

07/28/00    10/09/00   Creative Host Services Inc   GladCo Enterprises Inc                 9.51     0.02      0.99    (0.25)
                       NASD: CHST                   Operates food and beverage
                                                    concessions in airports

07/14/00    08/30/00   Jacksonville Restaurant Acq  Cucos Inc (OTC: CUCO)                 16.20        -      0.60    (1.00)
                       Corp                         Owns and operates Mexican-style
                       na                           restaurants
                                                                                                                 Enterprise Value
                                                                                                                  as Multiple of
Announced   Closing                                                                   Enterprise    Total     ---------------------
  Date        Date              Acquiror             Target/Transaction Description    Value (1)  Price Paid  Revenue  EBIT  EBITDA
---------  --------- ---------------------------   ---------------------------------- ----------  ----------  ------- -------------
06/22/01   TBD       Private Group (Schaeden)      Quizno's Corporation (NASD: QUIZ)    $  34.74   $ 19.86    0.7x     5.7x    4.1x
                     na                            Third largest submarine sandwich
                                                   restaurant in the world.

06/08/01   08/22/01  Castle Harlan/Bruckman        Avado Brands Inc (OTC: AVDO)           123.50    123.50    0.8       na      na
                     Rosser Sherrill               Unit Sold: McCormick & Schmicks
                                                   Seafood Restaurants

05/10/01   09/10/01  Private Group (Management)    NPC International, Inc. (NASD:         432.29    252.39    0.8      9.5     5.7
                     na                            NPCI)
                                                   World's largest Pizza Hut
                                                   Franchisee

04/15/01   08/01/01  Private Group (Management)    UNO Restaurant, Inc (NASD: UNO)        162.15    107.25    0.7      9.8     5.4
                     na                            Operates a chain of 180 Pizzeria
                                                   Uno, & Chicago Bar & Grill casual
                                                   dining restaurants.

04/02/01   07/30/01  Private Group (Oyster &       Panchos Mexican Buffet Inc (NASD:        6.91      6.79    0.1       na      na
                     Panchos)                      PAMX)
                     na                            Operates all you can eat Mexican
                                                   buffet style restaurants

03/23/01   08/31/01  PJ Acquisition Corp           PJ America, Inc (NASD: PJAM)            35.13     37.83    0.3      7.0     3.8
                     (Private)                     Largest franchisee of Papa John's
                                                   pizza restaurants.

02/15/01   05/14/01  Goldner Hawn Johnson &        Vicorp Restaurants (NASD: VRES)        199.92    174.24    0.5      8.3     4.8
                     Morrison                      Operates and franchises 375
                     na                            family style restaurants

12/21/00   05/14/01  BJ Chicago, LLC               Chicago Pizza & Brewery, Inc            38.54     33.84    0.7     12.4     7.6
                     na                            (NASD:CHGO)
                                                   Owns and operates 28 restaurants
                                                   & breweries.

11/16/00   07/17/01  Bruckmann Rosser Sherrill &   II Fornaio (America) Corp (NASD:        77.70     77.70    0.7     13.7     6.6
                     Co                            ILFO)
                     na                            Owns and operates full-service
                                                   Italian restaurants &
                                                   wholesale bakeries

10/06/00   12/20/00  Carrols Corp                  Taco Cabana Inc (NASD: TACO)           147.25    105.25    1.0     10.0     6.3
                     na                            Owns, operates and franchises
                                                   restaurants
                                                   (10 out of 119 Stores franchised)

09/26/00   12/01/00  Landry's Restaurants          Rain Forest Cafe, Inc (NASD: RAIN)      59.03     74.43    0.2      2.9     1.4
                     NYSE: LNY                     Develops, owns and operates
                                                   restaurants.

07/28/00   10/09/00  Creative Host Services Inc    GladCo Enterprises Inc                   9.89      7.00    1.0       na    10.0
                     NASD: CHST                    Operates food and beverage
                                                   concessions in airports

07/14/00   08/30/00  Jacksonville Restaurant Acq   Cucos Inc (OTC: CUCO)                    6.56      2.66    0.4       na    10.9
                     Corp                          Owns and operates Mexican-style
                     na                            restaurants


                                                                                              Price
                                                                                             Paid as
Announced   Closing                                                                        Multiple of   Minority
  Date        Date             Acquiror               Target/Transaction Description         Income        Acq.
---------  ---------  ---------------------------   ----------------------------------     -----------   --------
06/22/01   TBD        Private Group (Schaeden)      Quizno's Corporation (NASD: QUIZ)       11.7x          Yes
                      na                            Third largest submarine sandwich
                                                    restaurant in the world.

06/08/01   08/22/01   Castle Harlan/Bruckman        Avado Brands Inc (OTC: AVDO)              na
                      Rosser Sherrill               Unit Sold: McCormick & Schmicks
                                                    Seafood Restaurants

05/10/01   09/10/01   Private Group (Management)    NPC International, Inc. (NASD:          11.5           Yes
                      na                            NPCI)
                                                    World's largest Pizza Hut
                                                    Franchisee

04/15/01   08/01/01   Private Group (Management)    UNO Restaurant, Inc (NASD: UNO)         35.8           Yes
                      na                            Operates a chain of 180 Pizzeria
                                                    Uno, & Chicago Bar & Grill casual
                                                    dining restaurants.

04/02/01   07/30/01   Private Group (Oyster &       Panchos Mexican Buffet Inc (NASD:         na
                      Panchos)                      PAMX)
                      na                            Operates all you can eat Mexican
                                                    buffet style restaurants

03/23/01   08/31/01   PJ Acquisition Corp           PJ America, Inc (NASD: PJAM)              na           Yes
                      (Private)                     Largest franchisee of Papa John's
                                                    pizza restaurants.

02/15/01   05/14/01   Goldner Hawn Johnson &        Vicorp Restaurants (NASD: VRES)         11.9
                      Morrison                      Operates and franchises 375
                      na                            family style restaurants

12/21/00   05/14/01   BJ Chicago, LLC               Chicago Pizza & Brewery, Inc            17.8           Yes
                      na                            (NASD:CHGO)
                                                    Owns and operates 28 restaurants
                                                    & breweries.

11/16/00   07/17/01   Bruckmann Rosser Sherrill &   II Fornaio (America) Corp (NASD:        22.5
                      Co                            ILFO)
                      na                            Owns and operates full-service
                                                    Italian restaurants &
                                                    wholesale bakeries

10/06/00   12/20/00   Carrols Corp                  Taco Cabana Inc (NASD: TACO)            18.6
                      na                            Owns, operates and franchises
                                                    restaurants
                                                    (10 out of 119 Stores franchised)

09/26/00   12/01/00   Landry's Restaurants          Rain Forest Cafe, Inc (NASD: RAIN)        na
                      NYSE: LNY                     Develops, owns and operates
                                                    restaurants.

07/28/00   10/09/00   Creative Host Services Inc    GladCo Enterprises Inc                    na
                      NASD: CHST                    Operates food and beverage
                                                    concessions in airports

07/14/00   08/30/00   Jacksonville Restaurant Acq   Cucos Inc (OTC: CUCO)                     na
                      Corp                          Owns and operates Mexican-style
                      na                            restaurants

Interfoods of America, Inc.                                        CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

Comparable Transactions
($ in millions)

                                                                                                                 TTM
                                                                                                  ---------------------------------
Announced   Closing                                                                                                           Net
  Date       Date             Acquiror                    Target/Transaction Description          Revenue   EBIT    EBITDA   Income
  ----       ----             --------                    ------------------------------          -------   ----    ------   ------
06/05/00   08/30/00  Caxton-Iseman Capital,Inc    Buffets, Inc (NASD: BOCB)                        978.80   72.70    118.00   47.50
                     na                           Operates one of the country's largest chain of
                                                  buffet restaurants with nearly 400 locations.

05/18/00   08/19/00  Interfoods of America Inc    RMS Family Restaurants                            61.51    3.52      5.88    3.14
                     OTC: IFDA                    71 Popeyes Chicken & Biscuit Stores

11/17/99   11/17/99  The Quiznos Corp             ASI-DIA Inc                                        3.87    0.56      0.69    0.50
                     NASD: QUIZ                   Owns and operates restaurants and bars

11/30/98   09/30/99  Nathan's Famous, Inc         Miami Subs Corporation (FL) (NASD:SUBS)           23.90    1.90      3.50    0.57
                     NASD: NATH                   Owns 15 and franchises 182 "Miami Subs"
                                                  restaurants

08/17/99   12/14/99  Rose Casual LP               Applebees International Inc (NASD:APPB)           13.30      na        na      na
                     na                           Sold Stores: 11 restaurants

06/08/99   07/22/99  NPC International            Tricon Global Restaurants (NYSE:YUM)              48.00      na        na      na
                     NASD: NPCI                   Sold Stores: 70 Pizza Hut Restaurants

06/08/99   07/16/99  Santa Barbara Restaurant     La Salsa Holding Co                               27.22    0.48      1.96    0.40
                     Group                        Owns and operates 43 La Salsa Fresh Mexican
                     NASD: SBRG                   Grill Restaurants and franchises 56.

05/10/99   07/14/99  Morgans Foods Inc            Tricon Global Restaurants Inc (NYSE: YUM)         41.40    3.10      3.10    0.25
                     Amex: MR                     Sold Stores: 43 KFC Restaurants, and 12
                                                  Taco Bell Restaurants

03/19/99   08/16/99  Private Group                Rock Bottom Restaurants (NASD: BREW)             159.26    0.75     12.84   (1.19)
                     na                           Operates Rock Bottom Restaurant & Brewery &
                                                  Old Chicago Restaurants

03/17/99   04/23/99  Chart House Enterprises Inc  Angelo & Maxies                                    9.78    1.39      1.60    1.32
                     NYSE: CHT                    Owns and operates a steakhouse diner

03/15/99   03/15/99  Fairmont Capital Inc         Sharis Management Corp                           128.00      na        na      na
                     na                           Owns and operates 96 restaurants

02/23/99   02/23/99  Trinity Management Corp      Wall Street Deli Inc (OTC: WSDI)                  61.50      na      0.20      na
                     na                           Sold Stores: 116 quick-service delicatessen
                                                  style restaurants

                                                             Price
                                      Enterprise Value      Paid as
Announced   Enterprise   Total         as Multiple of     Multiple of   Minority
                                   ----------------------
  Date       Value(1)  Price Paid  Revenue  EBIT   EBITDA    Income       Acq.
  ----       --------  ----------  -------  ----   ------    ------       ----
06/05/00      526.26     593.66      0.5     7.2     4.5        12.5



05/18/00       53.63      48.70      0.9    15.2     9.1        15.5


11/17/99        5.46       4.88      1.4     9.8     7.9         9.8


11/30/98       13.00       7.70      0.5     6.8     3.7        13.4



08/17/99       23.50      23.50      1.8      na      na          na


06/08/99       33.58      33.58      0.7      na      na          na


06/08/99       18.91      13.31      0.7    39.4     9.6          na



05/10/99       33.70      33.70      0.8    10.9    10.9          na



03/19/99       85.95      80.56      0.5      na     6.7          na



03/17/99       12.00      12.00      1.2     8.6     7.5         9.1


03/15/99       60.00      60.00      0.5      na      na          na


02/23/99       17.51      15.93      0.3      na      na          na

Interfoods of America, Inc.                                        CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

Comparable Transactions

                                                                                                               TTM
                                                                                                 --------------------------------
Announced   Closing                                                                                                         Net

  Date       Date   Acquiror                     Target/Transaction Description                  Revenue   EBIT   EBITDA   Income
  ----       ----   --------                     ------------------------------                  -------   ----   ------   ------
02/23/99  07/01/99  Austins Steaks & Saloon Inc  Western Sizzlin Corp                             37.09    2.71    4.72    1.17
                    OTC: STAK                    Operates a family-style steak, buffet
                                                 and bakery restaurant

02/16/99  02/16/99  CBRL Group Inc               Logan's Roadhouse, Inc (NASD: RDHS)             101.00   13.50   18.70    9.00
                    NASD: CBRL                   Operates 45 company-owned and 5 franchised
                                                 Logan's Roadhouse restaurants

01/29/99  08/10/99  Checkers Drive-In            Rally's Hamburgers Inc (NASD: RLLY)             137.13   12.97   22.45    6.20
                    Restaurants
                    NASD: CHKR                   Owns and operates hamburger restaurants















                                                                                                $152.09  $11.66  $16.54   $1.00
10/23/01  TBD       Management Group (2)         Interfoods, of America, Inc. (OTC: IFDA)e
                                                 Range of estimated present value of Debentur
                                                 per share (3):
                                                                                $ 1.064
                                                                                $ 1.043
                                                                                $ 1.023
                                                                                $ 1.014
                                                                                $ 1.004
                                                                                $ 0.985
                                                                                $ 0.967

                                                          Price
                                   Enterprise Value      Paid as

Announced  Enterprise   Total       as Multiple of      Multiple of  Minority
                                  ---------------------
  Date      Value(1)  Price Paid  Revenue  EBIT  EBITDA    Income      Acq.
  ----      --------  ----------  -------  ----  ------    ------      ----
02/23/99     25.15      16.13       0.7     9.3    5.3     13.8



02/16/99    185.20     179.00       1.8    13.7    9.9     19.9



01/29/99     83.25      16.42       0.6     6.4    3.7      2.6


                     All Transactions
                     ------------------------------------------
                     High          1.8x   39.4x  10.9x    35.8x
                     Mean           0.7    10.9    6.6     15.1
                     Median         0.7     9.5    6.5     13.4
                     Low            0.1     2.9    1.4      2.6
                     ------------------------------------------

                     Minority Interest Transactions
                     ------------------------------------------
                     High         0.8x   12.4x   7.6x     35.8x
                     Mean          0.6     8.9    5.3      19.2
                     Median        0.7     9.5    5.4      14.8
                     Low           0.3     5.7    3.8      11.5
                     ------------------------------------------

10/23/01


           $ 97.41    $  5.33     0.6x    8.4x   5.9x      5.3x
           $ 97.30    $  5.23     0.6x    8.3x   5.9x      5.2x
           $ 97.21    $  5.13     0.6x    8.3x   5.9x      5.1x
           $ 97.16    $  5.08     0.6x    8.3x   5.9x      5.1x
           $ 97.11    $  5.03     0.6x    8.3x   5.9x      5.0x
           $ 97.01    $  4.94     0.6x    8.3x   5.9x      4.9x
           $ 96.92    $  4.85     0.6x    8.3x   5.9x      4.8x

--------------------------------------------------------------------------------
(1) Enterprise Value equals Price Paid for Equity plus Interest Bearing Debt less Cash and Marketable Securities.
(2)  Assumes Net Debt of $92.08 and 5,012 (thousands) shares outstanding.
(3)  See Debenture Analysis for discussion regarding present value assumptions.

Sources of information: Bloomberg, SEC Edgar Filings, World M&A Network, Done Deals, BizComps, Market Guide, Inc., Mergerstat, Thomson Financial & Company Press Releases

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

     . The discounted cash flow analysis estimates value based on a company's projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations.

     . While the discounted cash flow analysis is the most scientific of the methodologies, it is dependent on projections provided by the Company and is further dependent on numerous industry-specific and macroeconomic factors.

     .  Capitalink utilized the forecasts provided by Company management.

     . In order to arrive at a present value of the free cash flows, Capitalink utilized discount rates ranging from 7.5% to 20.0%. This range was based on a derived weighted average cost of capital equal to 13.6%:

        .  Capital structure for the Company is 96.8% debt, 3.2% equity.
        . For purposes of the cost of capital calculation, Capitalink utilized an assumed industry norm of 70% debt, 30% equity. This assumes, over time, Interfoods' debt structure will tend towards the industry average.
        . The Company's cost of equity was determined to be 30.7% based on the riskless and risk-based rates, in addition to the Company specific risks.
        . The Company's cost of debt was determined to be 10.2% based on its' outstanding obligations.

     . The range of terminal values represents the residual value of the Company at the end of the forecast period. Capitalink presented a range of terminal values by applying a range of multiples to each of the Company's Fiscal 2004 projected revenue and EBITDA.

     . In addition, Capitalink presented a perpetual growth scenario whereby ranges of growth rates were applied to the Company's Fiscal 2004 free cash flows in order to determine a terminal value, rather than multiples.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

     . In each of the scenarios discussed, a range of enterprise values was derived. The enterprise values were reduced by net debt to arrive at an equity value. The Company's net debt as of September 30, 2001 was approximately $92.1 million; therefore, the derived equity values are significantly less than the market values.

     . Capitalink calculated a range of equity values per share based on the approximately 5,012,000 shares outstanding as of September 30, 2001. The Company had no outstanding options or warrants.

     . Capitalink found that the midpoint of the ranges of equity values per share with respect to the revenue multiple was $1.17, and the midpoint of the ranges of equity values per share with respect to the EBITDA multiple was $1.05. Under the perpetual growth scenario, the midpoint was $0.88.

Interfoods of America, Inc.                                        CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

Discounted Cash Flow Analysis
($ in thousands)

Free Cash Flows

                                               Actual                   Projected
                                       -----------------------------------------------------
                                          FY ended Sept 30,        FY ending Sept 30,
                                       -----------------------------------------------------
                                          2000       2001       2002       2003       2004
                                       -----------------------------------------------------
Revenue                                $  77,589   $152,089   $161,392   $166,185   $175,497
   Cost of Sales                          62,512    123,304    130,842    134,519    141,857
                                       -----------------------------------------------------
   Gross Margin                           15,077     28,785     30,550     31,665     33,640
   Operating Expenses                      8,022     12,248     13,300     14,000     14,850
                                       -----------------------------------------------------
EBITDA                                     7,055     16,537     17,250     17,665     18,790
   less: Deprec. & Amort.                  2,188      4,878      5,280      5,600      5,920
                                       -----------------------------------------------------
EBIT                                       4,867     11,659     11,970     12,065     12,870
   Income Taxes                            1,761      4,794      4,668      4,705      5,019
                                       -----------------------------------------------------
After-tax Income before Interest           3,106      6,865      7,302      7,360      7,851
   Add: Deprec. & Amort.                   2,188      4,878      5,280      5,600      5,920
   Add: (Used) Sourced by Net              6,414        270       (730)       269        501
   Wkg Cap.
   Less: Capital Expenditures              3,547      1,803      2,800      3,200      3,200
                                       -----------------------------------------------------
Free Cash Flows                        $   8,161   $ 10,210   $  9,052   $ 10,029   $ 11,072
                                       =====================================================

                                                           Terminal Value - Revenue Multiple

Terminal Values

                                                       Terminal Revenue Multiple
                                       -----------------------------------------------------
                                          0.45x    0.50x    0.55x    0.60x   0.65x    0.70x
                                       -----------------------------------------------------
Revenue Terminal Value                 $ 78,974 $ 87,749 $ 96,523 $105,298 $114,073 $122,848
                                       =====================================================

Estimated Range of Enterprise Values                                   Discounted Terminal Values as Percentage of Enterprise Values

   Discount                  Terminal Revenue Multiple                    Discount             Terminal Revenue Multiple
              -------------------------------------------------------             ------------------------------------------------
     Rate    4.20x     4.70x     5.20x     5.45x     5.95x     6.45x       Rate    4.20x   4.70x   5.20x   5.45x   5.95x   6.45x
  -------------------------------------------------------------------    ---------------------------------------------------------
     7.5%  $ 92,880  $100,204  $107,527  $114,851  $122,174  $129,498       7.5%     71.0%   73.1%   74.9%   76.5%   77.9%   79.2%
    10.0%  $ 88,278  $ 95,192  $102,107  $109,021  $115,936  $122,850      10.0%     70.5%   72.6%   74.5%   76.1%   77.5%   78.8%
                              --------------------                                                ----------------
    12.5%  $ 84,017  $ 90,554  $ 97,090  $103,627  $110,164  $116,700      12.5%     70.0%   72.2%   74.1%   75.7%   77.1%   78.4%
    15.0%  $ 80,065  $ 86,252  $ 92,439  $ 98,626  $104,814  $111,001      15.0%     69.5%   71.7%   73.6%   75.3%   76.7%   78.0%
                              --------------------                                                ----------------
    17.5%  $ 76,393  $ 82,256  $ 88,119  $ 93,983  $ 99,846  $105,709      17.5%     69.1%   71.3%   73.2%   74.9%   76.3%   77.7%
    20.0%  $ 72,976  $ 78,538  $ 84,101  $ 89,664  $ 95,226  $100,789      20.0%     68.6%   70.8%   72.8%   74.4%   75.9%   77.3%
                                        ----------                                                        --------
                     Average of Box      $ 97,946                                         Average of Box     74.7%
                                        ----------                                                        --------

Estimated Range of Equity Values                                       Estimated Range of Equity Values per Share

   Discount                  Terminal Revenue Multiple                    Discount             Terminal Revenue Multiple
              -------------------------------------------------------             ------------------------------------------------
     Rate    4.20x     4.70x     5.20x     5.45x     5.95x     6.45x       Rate    4.20x   4.70x   5.20x   5.45x   5.95x   6.45x
  -------------------------------------------------------------------    ---------------------------------------------------------
     7.5%  $    804  $  8,127  $ 15,451  $ 22,774  $ 30,098  $ 37,421       7.5%   $ 0.16  $ 1.62  $ 3.08  $ 4.54  $ 6.01  $ 7.47
    10.0%  $ (3,798) $  3,116  $ 10,031  $ 16,945  $ 23,860  $ 30,774      10.0%   $(0.76) $ 0.62  $ 2.00  $ 3.38  $ 4.76  $ 6.14
                              --------------------                                                ----------------
    12.5%  $ (8,059) $ (1,523) $  5,014  $ 11,551  $ 18,087  $ 24,624      12.5%   $(1.61) $(0.30) $ 1.00  $ 2.30  $ 3.61  $ 4.91
    15.0%  $(12,012) $ (5,824) $    363  $  6,550  $ 12,737  $ 18,925      15.0%   $(2.40) $(1.16) $ 0.07  $ 1.31  $ 2.54  $ 3.78
                              --------------------                                                ----------------
    17.5%  $(15,683) $ (9,820) $ (3,957) $  1,907  $  7,770  $ 13,633      17.5%   $(3.13) $(1.96) $(0.79) $ 0.38  $ 1.55  $ 2.72
    20.0%  $(19,101) $(13,538  $ (7,975) $ (2,413) $  3,150  $  8,713      20.0%   $(3.81) $(2.70) $(1.59) $(0.48) $ 0.63  $ 1.74
                                        ----------                                                        --------
                     Average of Box      $  5,869                                          Average of Box  $ 1.17
                                        ----------                                                        --------

________________________________________________________________________________
All Discounted amounts have been calculated utilizing a mid-year convention.

Sources of information: Company Financials, Projections and Management.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

Discounted Cash Flow Analysis
($ in thousands)

Free Cash Flows
                                              Actual                     Projected
                                        --------------------------------------------------------
                                          FY ended Sept 30,           FY ending Sept 30,
                                        --------------------------------------------------------
                                          2000        2001        2002        2003       2004
                                        --------------------------------------------------------
Revenue                                 $ 77,589    $152,089    $161,392    $166,185    $175,497
 Cost of Sales                            62,512     123,304     130,842     134,519     141,857
                                        --------------------------------------------------------
 Gross Margin                             15,077      28,785      30,550      31,665      33,640
 Operating Expenses                        8,022      12,248      13,300      14,000      14,850
                                        --------------------------------------------------------
EBITDA                                     7,055      16,537      17,250      17,665      18,790
 less: Deprec. & Amort.                    2,188       4,878       5,280       5,600       5,920
                                        --------------------------------------------------------
EBIT                                       4,867      11,659      11,970      12,065      12,870
 Income Taxes                              1,761       4,794       4,668       4,705       5,019
                                        --------------------------------------------------------
After-tax Income before Interest           3,106       6,865       7,302       7,360       7,851
  Add: Deprec. & Amort.                    2,188       4,878       5,280       5,600       5,920
  Add: (Used) Sourced by Net Wkg Cap.      6,414         270        (730)        269         501
  Less: Capital Expenditures               3,547       1,803       2,800       3,200       3,200
                                        --------------------------------------------------------
Free Cash Flows                         $  8,161    $ 10,210    $  9,052    $ 10,029    $ 11,072
                                        ========================================================

                                                                Terminal Value - EBITDA Multiple

Terminal Values

                                                        Terminal EBITDA Multiple
                                        --------------------------------------------------------
                                           4.20x    4.70x    5.20x     5.45x    5.95x    6.45x
                                        --------------------------------------------------------
EBITDA Terminal Value                    $ 78,920 $ 88,315 $ 97,710  $102,408 $111,803 $121,199
                                        ========================================================

Estimated Range of Enterprise Values                                   Discounted Terminal Values as Percentage of Enterprise Values

   Discount                   Terminal EBITDA Multiple                    Discount              Terminal EBITDA Multiple
           ------------------------------------------------------------           ------------------------------------------------
     Rate    4.20x     4.70x     5.20x     5.45x     5.95x     6.45x       Rate    4.20x   4.70x   5.20x   5.45x   5.95x   6.45x
  -------------------------------------------------------------------    ---------------------------------------------------------
     7.5%  $ 92,835  $100,677  $108,518  $112,439  $ 120,280   $128,121      7.5%    85.0%   73.2%   75.1%   76.0%   77.6%   79.0%
    10.0%  $ 88,236  $ 95,639  $103,042  $106,744  $ 114,147   $121,551     10.0%    70.5%   72.8%   74.7%   75.6%   77.2%   78.6%
                               ------------------                                                    -------------
    12.5%  $ 83,977  $ 90,976  $ 97,975  $101,474  $ 108,473   $115,472     12.5%    70.0%   72.3%   74.3%   75.2%   76.8%   78.2%
    15.0%  $ 80,027  $ 86,651  $ 93,276  $ 96,588  $ 103,213   $109,838     15.0%    69.5%   71.9%   73.9%   74.8%   76.4%   77.8%
                               ------------------                                                    -------------
    17.5%  $ 76,357  $ 82,635  $ 88,913  $ 92,052  $  98,329   $104,607     17.5%    69.1%   71.4%   73.4%   74.3%   76.0%   77.4%
    20.0%  $ 72,942  $ 78,898  $ 84,854  $ 87,832  $  93,788   $ 99,744     20.0%    68.6%   71.0%   73.0%   73.9%   75.6%   77.0%
                                         --------                                                           ------
                     Average of Box      $ 97,328                                       Average of Box       74.5%
                                         --------                                                           ------

Estimated Range of Equity Values                                       Estimated Range of Equity Values per Share

   Discount                   Terminal EBITDA Multiple                    Discount              Terminal EBITDA Multiple
              -------------------------------------------------------             ------------------------------------------------
     Rate    4.20x     4.70x     5.20x     5.45x     5.95x     6.45x       Rate    4.20x   4.70x   5.20x   5.45x   5.95x   6.45x
  -------------------------------------------------------------------    ---------------------------------------------------------
     7.5%  $    759  $  8,600  $ 16,442  $ 20,362  $ 28,204  $ 36,045        7.5%  $ 0.15  $ 1.72  $ 3.28  $ 4.06  $ 5.63  $ 7.19
    10.0%  $ (3,841) $  3,563  $ 10,966  $ 14,668  $ 22,071  $ 29,474       10.0%  $(0.77) $ 0.71  $ 2.19  $ 2.93  $ 4.40  $ 5.88
                               ------------------                                                  --------------
    12.5%  $ (8,099) $ (1,100) $  5,898  $  9,398  $ 16,397  $ 23,395       12.5%  $(1.62) $(0.22) $ 1.18  $ 1.88  $ 3.27  $ 4.67
    15.0%  $(12,049) $ (5,425) $  1,200  $  4,512  $ 11,137  $ 17,762       15.0%  $(2.40) $(1.08) $ 0.24  $ 0.90  $ 2.22  $ 3.54
                               ------------------                                                  --------------
    17.5%  $(15,719) $ (9,441) $ (3,164) $    (25) $  6,253  $ 12,531       17.5%  $(3.14) $(1.88) $(0.63) $(0.00) $ 1.25  $ 2.50
    20.0%  $(19,135) $(13,179) $ (7,223) $ (4,245) $  1,711  $  7,667       20.0%  $(3.82) $(2.63) $(1.44) $(0.85) $ 0.34  $ 1.53
                                         --------                                                          ------
                     Average of Box      $  5,252                                          Average of Box  $ 1.05
                                         --------                                                          ------

________________________________________________________________________________
All Discounted amounts have been calculated utilizing a mid-year convention.

Sources of information: Company Financials, Projections and Management.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

Discounted Cash Flow Analysis
 ($ in thousands)

Free Cash Flows

                                              Actual                        Projected
                                       --------------------   ----------------------------------
                                         FY ended Sept 30,              FY ending Sept 30,
                                       --------------------   ----------------------------------
                                         2000         2001        2002         2003        2004
                                       --------------------   ----------------------------------
Revenue                                $77,589     $152,089    $161,392     $166,185    $175,497
  Cost of Sales                         62,512      123,304     130,842      134,519     141,857
                                       --------------------   ----------------------------------
  Gross Margin                          15,077       28,785      30,550       31,665      33,640
  Operating Expenses                     8,022       12,248      13,300       14,000      14,850
                                       --------------------   ----------------------------------
EBITDA                                   7,055       16,537      17,250       17,665      18,790
  less: Deprec. & Amort.                 2,188        4,878       5,280        5,600       5,920
                                       --------------------   ----------------------------------
EBIT                                     4,867       11,659      11,970       12,065      12,870
  Income Taxes                           1,761        4,794       4,668        4,705       5,019
                                       --------------------   ----------------------------------
After-tax Income before Interest         3,106        6,865       7,302        7,360       7,851
  Add: Deprec. & Amort.                  2,188        4,878       5,280        5,600       5,920
  Add: (Used) Sourced by Net Wkg Cap.    6,414          270        (730)         269         501
  Less: Capital Expenditures             3,547        1,803       2,800        3,200       3,200
                                       --------------------   ----------------------------------
Free Cash Flows                        $ 8,161     $ 10,210    $  9,052     $ 10,029    $ 11,072
                                       ====================   ==================================


Estimated Range of Enterprise Values

                                Terminal Perpetual Growth Rates
     Discount --------------------------------------------------------------
       Rate     3.00%     3.25%     3.50%     3.75%     4.00%     4.25%
    ------------------------------------------------------------------------
         7.5%   $207,911  $219,118  $231,725  $246,013  $262,342   $281,184
        10.0%   $135,871  $140,273  $145,014  $150,134  $155,680   $161,709
                                   --------------------
        12.5%   $101,688  $103,986  $106,412  $108,977  $111,693   $114,573
        15.0%   $ 81,705  $ 83,097  $ 84,549  $ 86,066  $ 87,651   $ 89,311
                                   --------------------
        17.5%   $ 68,581  $ 69,504  $ 70,460  $ 71,451  $ 72,479   $ 73,545
        20.0%   $ 59,292  $ 59,943  $ 60,615  $ 61,306  $ 62,020   $ 62,756

                                              ---------
                              Average of Box  $ 96,501
                                              ---------

Estimated Range of Equity Values

                                Terminal Perpetual Growth Rates
     Discount --------------------------------------------------------------
       Rate     3.00%     3.25%     3.50%     3.75%     4.00%     4.25%
    ------------------------------------------------------------------------
         7.5%   $115,835  $127,041  $139,649  $153,937  $170,266  $189,108
        10.0%   $ 43,795  $ 48,197  $ 52,938  $ 58,058  $ 63,604  $ 69,633
                                   ---------------------
        12.5%   $  9,612  $ 11,910  $ 14,336  $ 16,901  $ 19,616  $ 22,497
        15.0%   $(10,371) $ (8,979) $ (7,527) $ (6,010) $ (4,425) $ (2,765)
                                   ---------------------
        17.5%   $(23,495) $(22,572) $(21,616) $(20,625) $(19,597) $(18,531)
        20.0%   $(32,784) $(32,133) $(31,46$) $(30,770) $(30,056) $(29,320)

                                             ----------
                              Average of Box  $  4,425
                                             ----------

                                              ----------------------------------
                                               Terminal Value - Perpetual Growth
                                              ----------------------------------
Terminal Values
                                           Terminal Perpetual Growth Rates
                                 -----------------------------------------------
                                   3.00%   3.25%   3.50%   3.75%   4.00%   4.25%
                                 -----------------------------------------------
EBITDA                           $19,354 $19,401 $19,448 $19,495 $19,542 $19,589
   less: Deprec. & Amort.          5,000   5,000   5,000   5,000   5,000   5,000
                                 -----------------------------------------------
EBIT                              14,354  14,401  14,448  14,495  14,542  14,589
   Income Taxes                    5,598   5,616   5,635   5,653   5,671   5,690
                                 -----------------------------------------------
After-tax Income before Int.       8,756   8,785   8,813   8,842   8,871   8,899
   Add: Deprec. & Amort.           5,000   5,000   5,000   5,000   5,000   5,000
   Add: (Used) from by Net WC          -       -       -       -       -       -
   Less: Capital Expenditures      4,000   4,000   4,000   4,000   4,000   4,000
                                 -----------------------------------------------
Free Cash Flows                  $ 9,756 $ 9,785 $ 9,813 $ 9,842 $ 9,871 $ 9,899
                                 ===============================================


     Discount Rate                Perpetual Growth Terminal Values
    ----------------------------------------------------------------------------
         7.5%         $216,801  $230,228  $245,334  $262,454  $282,019  $304,595
        10.0%         $139,372  $144,959  $150,975  $157,472  $164,511  $172,162
        12.5%         $102,695  $105,781  $109,037  $112,480  $116,126  $119,992
        15.0%         $ 81,300  $ 83,274  $ 85,334  $ 87,485  $ 89,733  $ 92,087
        17.5%         $ 67,283  $ 68,665  $ 70,095  $ 71,578  $ 73,116  $ 74,712
        20.0%         $ 57,389  $ 58,416  $ 59,475  $ 60,566  $ 61,692  $ 62,853

Discounted Terminal Values as Percentage of Enterprise Values


                                Terminal Perpetual Growth Rates
     Discount --------------------------------------------------------------
       Rate     3.00%     3.25%     3.50%     3.75%     4.00%     4.25%
    ------------------------------------------------------------------------
        7.5%    87.0%     87.7%     88.4%     89.0%     89.7%     90.4%
       10.0%    80.8%     81.4%     82.0%     82.7%     83.3%     83.9%
                                  ------------------
       12.5%    75.2%     75.8%     76.3%     76.9%     77.5%     78.0%
       15.0%    70.2%     70.7%     71.2%     71.7%     72.2%     72.7%
                                  ------------------
       17.5%    65.6%     66.0%     66.5%     66.9%     67.4%     67.9%
       20.0%    61.4%     61.8%     62.2%     62.6%     63.1%     63.5%

                                            --------
                            Average of Box    74.0%
                                            --------

Estimated Range of Equity Values per Share


                                Terminal Perpetual Growth Rates
     Discount --------------------------------------------------------------
       Rate     3.00%     3.25%     3.50%     3.75%     4.00%     4.25%
    ------------------------------------------------------------------------
        7.5%    $ 23.11   $ 25.35   $ 27.86   $ 30.71   $ 33.97   $ 37.73
       10.0%    $  8.74   $  9.62   $ 10.56   $ 11.58   $ 12.69   $ 13.89
                                   --------------------
       12.5%    $  1.92   $  2.38   $  2.86   $  3.37   $  3.91   $  4.49
       15.0%    $ (2.07)  $ (1.79)  $ (1.50)  $ (1.20)  $ (0.88)  $ (0.55)
                                   --------------------
       17.5%    $ (4.69)  $ (4.50)  $ (4.31)  $ (4.12)  $ (3.91)  $ (3.70)
       20.0%    $ (6.54)  $ (6.41)  $ (6.28)  $ (6.14)  $ (6.00)  $ (5.85)

                                             ---------
                          Average of Box      $  0.88
                                             ---------

--------------------------------------------------------------------------------
All Discounted amounts have been calculated utilizing a mid-year convention.

Sources of information: Company Financials, Projections and Management.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

Long Term and Equity Assumptions

($) in thousands)

                                             Actual                          Projected
                                     ----------------------  ------------------------------------------
                                       FY ended Sept 30,          FY ending Sept 30,       Terminal
                                     ----------------------  ----------------------------
                                       2000       2001       2002        2003      2004     Period
                                     ----------------------  ------------------------------------------
Existing Fixed Assets

   Gross Assets                      $  80,894   $   86,650  $  86,650 $  86,650 $ 86,650
     Less Acc Deprec                     2,816        6,723     10,723    14,723   18,723
                                     ----------------------  ----------------------------
   Net Book Value                    $  78,078   $   79,927  $  75,927 $  71,927 $ 67,927
                                     =========   ==========  ========= ========= ========
   Deprec Expense                    $   1,671   $    3,938  $   4,000 $   4,000 $  4,000     $   3,000
                                     ======================  ==========================================

New Fixed Assets

   Total Capex                                               $   2,800 $   3,200 $  3,200     $   4,000
                                                             ==========================================
                          Years
   Deprec Expense          10                                $     280 $     600 $    920     $   1,000
                                                             ==========================================

   Net Book Value
     Gross Assets                                            $   2,800 $   6,000 $  9,200
     Less Acc Deprec                                               280       880    1,800
                                                             ----------------------------
   Net Book Value                                            $   2,520 $   5,120 $  7,400
                                                             ============================

Total Assets
   Net Book Value
   Gross Assets                      $  80,894   $   86,650  $  89,450 $  92,650 $ 95,850
     Less Acc Amort                      2,816        6,723     11,003    15,603   20,523
                                     ----------------------  ----------------------------
   Net Book Value                    $  78,078   $   79,927  $  78,447 $  77,047 $ 75,327
                                     ======================  ============================
   Deprec Expense                    $   1,671   $    3,938  $   4,280 $   4,600 $  4,920     $   4,000
                                     ======================  ==========================================
Intangibles
   Gross Intangible                  $  28,792   $   28,639  $  28,639 $  28,639 $ 28,639
     Less Acc Amort                      1,022        1,963      2,963     3,963    4,963
                                     ----------------------  ----------------------------
   Net Book Value                    $  27,770   $   26,676  $  25,676 $  24,676 $ 23,676
                                     ======================  ============================
   Amort Expense                     $     517   $      940  $   1,000 $   1,000 $  1,000     $   1,000
                                     ======================  ==========================================

Deprec & Amort Expense               $   2,188   $    4,878  $   5,280 $   5,600 $  5,920     $   5,000
                                     ======================  ==========================================

                                                             Actual
                                                             as of
                                                            9/30/01
                                                       -----------------
Equity Value Assumptions
   Debt & Other Obligations
     Interest Bearing Debt                             $          97,974
     Minority Interests                                                -
     Preferred Stock                                                   -
                                                       -----------------
                                                                  97,974
                                                       -----------------
   Less Cash
     Cash on Hand                                                  5,898
     Assumed cash from exercise of options                             -
     Assumed cash from Other                                           -
                                                       -----------------
                                                                   5,898
                                                       -----------------
   Net Debt                                            $          92,076
                                                       =================

   Common Stock Equivalents (in thousands)
     Common Stock Outstanding                                      5,012
     Stock issued re Other                                             -
                                                      ------------------
                                                                   5,012
                                                      ------------------
                                       Exercise $
     Options in the money:    Plan 1   $        -                      -
                              Plan 2   $        -                      -
                                                      ------------------
                                                                       -
                                                      ------------------
   Total Common Stock Equivalents                                  5,012
                                                      ==================

--------------------------------------------------------------------------------
 Sources of information: Company Financials, Projections and Management.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

Operating and Working Capital Assumptions
($ in thousands)

                                                           Actual              Projected
                                                   -------------------  ---------------------------------
                                                     FY ended Sept 30,     FY ending Sept 30,    Terminal
                                                   -------------------  ----------------------
                                                       2000    2001     2002      2003    2004    Period
                                                   ------------------- ----------------------------------
Growth Statistics and Assumptions
   Revenue                                              na     96.0%     6.1%     3.0%     5.6%
   Cost of Sales                                        na     97.2%     6.1%     2.8%     5.5%
   Operating Expenses                                   na     52.7%     8.6%     5.3%     6.1%
   EBITDA                                               na    134.4%     4.3%     2.4%     6.4%
   EBIT                                                 na    139.5%     2.7%     0.8%     6.7%
   After-tax Income before Interest                     na    121.0%     6.4%     0.8%     6.7%

Profitability
   Gross Margin                                       19.4%    18.9%    18.9%    19.1%    19.2%
   EBITDA                                              9.1%    10.9%    10.7%    10.6%    10.7%
   EBIT                                                6.3%     7.7%     7.4%     7.3%     7.3%
   After-tax Income before Interest                    4.0%     4.5%     4.5%     4.4%     4.5%

Income Tax Expense and Assumptions
   Statutory Tax Rate                                                   39.0%    39.0%    39.0%
   Effective Tax Rate                                 36.2%    41.1%    39.0%    39.0%    39.0%      39.0%

   True Pre-tax Earnings                           $   597  $ 1,841
   True Period Tax                                     216      757

   Current Period Tax (No Debt)                    $ 1,761  $ 4,794  $ 4,668  $ 4,705  $ 5,019
   NOL Usage                                             -        -        -        -        -
                                                  -----------------  -------------------------
     Income Tax Expense                            $ 1,761  $ 4,794  $ 4,668  $ 4,705  $ 5,019
                                                  =================  =========================
   Ending NOL Balance                                       $     -  $     -  $     -  $     -
                                                           ========  =========================
                                                         Actual                  Projected
                                                  ----------------------- -----------------------------------
                                                     FY ended Sept 30,       FY ending Sept 30,     Terminal
                                                  ----------------------- ------------------------
                                                   1999      2000    2001     2002    2003    2004   Period
                                                  ----------------------- ------------------------------------
Non-Cash Working Capital Assumptions
   Accounts Receivable (AR)
       AR Days Outstanding                                    1        1       1         1        1
       % of Sales                                           0.4%     0.2%    0.3%      0.3%     0.3%

   Inventory
       % of Direct and Op Costs                             1.1%     0.6%    0.5%      0.5%     0.5%

   Prepaid Expenses
       % of Direct and Op Costs                             1.4%     0.6%    0.5%      0.5%     0.5%

   Accounts Payable (AP) & Accrued Expenses
       AP Days Outstanding                                   48       28      25        25       25
       % of Direct and Op Costs                            13.2%     7.6%    6.8%      6.8%     6.8%

   Other Current Liabilities
       % of Direct and Op Costs                             1.4%     0.6%    0.6%      0.6%     0.6%

Changes in Non-Cash Net Working Capital
   Accounts Receivables                        $    17  $   279  $   276  $   442  $   455  $   481
   Inventory                                       278      747      793      721      743      784
   Prepaid Expenses                                           4      411      721      743      784
   AP & Accrued Exp                              3,150    9,342   10,299    9,873   10,173   10,733
   Other Current Liabilities                        45    1,002      765      865      891      940
                                               -------------------------  -------------------------
     Non-Cash Net WC                           $(2,900) $(9,314) $(9,584) $(8,854) $(9,123) $(9,624)
                                               =========================  =========================
     % of EBITDA                                         -132.0%   -58.0%   -51.3%   -51.6%   -51.2%
                                                         ===============  =========================
     Cash Flow (Used) Sourced by
     Non-Cash Net Wrkg Capital                          $ 6,414  $   270  $  (730) $   269  $   501    $     -
                                                       -----------------  -------------------------------------

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
DISCOUNTED CASH FLOW ANALYSIS

Cost of Capital Calculation
($ in thousands, except per share)

Cost of Common Stock                               Cost of Debt
                                                                                Nominal                     % of          Weighted
   Riskless(1)                                        Type of Debt               Rate       Amount         of Debt      Cost of Debt
                                                      ------------------------------------------------------------------------------
     30 year treasury coupon (Rf)    5.4%
   Risk(2)                                            ACC Sept 98                8.68%    $    2,383         2.4%            0.2%
     Equity risk premium (EP)        7.8%             ACC Mar 99                 9.60%         7,228         7.4%            0.7%
     Industry risk premium (IP)      1.5%             ACC - Mississippi         10.81%        34,774        35.5%            3.8%
     Size Premium (SP)               8.4%             ACC - RMS                 10.15%        37,992        38.8%            3.9%
   Company Specific                                   FMAC                       9.84%         4,182         4.3%            0.4%
     Company Business Risk           8.0%             FFCA                       9.58%         6,499         6.6%            0.6%
                                                      FCCA Equip Leases          9.36%           802         0.8%            0.1%
                                    ----
                                    31.1%             Others                     8.00%         4,115         4.2%            0.3%
                                    ====                                                  --------------------------------------
                                                                                          $   97,974       100.0%           10.2%
                                                                                          ======================================

Weighted Average Cost of Capital

                Shares Outs.   Stock Price  Market   Actual % of   Assumed Industry   Nominal   Effective  Cost of       Weighted
   Type         (in thousands)  14-Dec-01   Value   Total Capital   Debt/Total Cap      Rate    Tax Rate   Capital   Cost of Capital
                --------------------------------------------------------------------------------------------------------------------
   Debt                                    $ 97,974     97.2%           70.0%           10.2%     39.0%      6.2%         4.3%
   Common Stock      5,012     $   0.5700     2,857      2.8%           30.0%           31.1%               31.1%         9.3%
                                           -------- ------------------------                                         --------
                                           $100,831    100.0%          100.0%                                            13.7%
                                           ======== ========================                                         ========

--------------------------------------------------------------------------------
(1) As reported by the Federal Reserve Board on a weekly-average basis for the week ended December 14, 2001.
(2) Sourced from the Ibbotson SBBI Valuation Edition 2001 Yearbook.

Sources of information: Company Financials, Projections and Management.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

The acquisition premiums analysis involves the comparison of the premium in the Proposed Transaction to premiums in other transactions. Capitalink reviewed the premiums paid in three groups of acquisitions:

        . Acquisitions since September 1998 where the seller was a company that is comparable to Interfoods.
        . Of the acquisitions in the group noted above, those that involve acquisitions of a minority interest.
        . Acquisitions of minority interests since February 1999 with deal size less than $100 million.

        It is noted that none of the groups of acquisitions represent transactions directly comparable to the Proposed Transaction:

     . Capitalink believes an examination of the premiums paid in the minority acquisitions are significant as, in the Proposed Transaction, the acquisition on its own does not convey control of the acquired company. The premium in such a scenario should not be as high as a situation where control is acquired.

     . Based on the premiums paid in the scenarios set forth above, Capitalink derived an implied range of per share market values in the Proposed Transaction (i.e., what the consideration in the Proposed Transaction would be if the premium was as noted in the low, mean, median, and high ranges of the selected acquisitions). The mean and medians of the implied value per share for (i) acquisitions where the seller was a company that is comparable to Interfoods ranged from $0.69 - $0.87; (ii) acquisitions that involve minority interests in the group noted in (i) above ranged from $0.60 - $0.77; and (iii) acquisitions of minority interests since February 1999 with deal size less than $100 million ranged from $0.73 - $0.87.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
ACQUISITION PREMIUMS ANALYSIS

Acquisition Premiums and Implied Value
($ per share)

                                                       Prior 1 Day    Prior 5 Day    Prior 1 Month   Prior 2 Months
                                                       -----------    -----------    -------------   --------------
     Interfoods of America(1)                           $     0.56     $     0.56     $       0.57    $       0.60

Using Comparable Transaction Acquisition Premiums - All Acquisitions
-------------------------------------------------------------------------------------------------------------------
     Acquisition Premium
                      High                                   117.3%         109.7%           109.7%          100.9%
                      Mean                                    32.7%          34.7%            33.6%           44.4%
                      Median                                  23.7%          29.0%            28.1%           41.8%
                      Low                                      0.0%           2.6%             2.4%            4.0%
     Implied Range of Market Value per Share
                      High                              $     1.22     $     1.17     $       1.20    $       1.21
                      Mean                                    0.74           0.75             0.76            0.87
                      Median                                  0.69           0.72             0.73            0.85
                      Low                                     0.56           0.57             0.58            0.62
-------------------------------------------------------------------------------------------------------------------


Using Comparable Transaction Acquisition Premiums - Minority Interest Acquisitions
-------------------------------------------------------------------------------------------------------------------
     Acquisition Premium
                      High                                    42.2%          52.2%            34.6%           48.9%
                      Mean                                    19.0%          18.4%            18.8%           28.1%
                      Median                                  10.7%           7.9%            14.9%           19.4%
                      Low                                      2.6%           2.6%             4.5%           12.0%
     Implied Range of Market Value per Share
                      High                              $     0.80     $     0.85     $       0.77    $       0.89
                      Mean                                    0.67           0.66             0.68            0.77
                      Median                                  0.62           0.60             0.65            0.72
                      Low                                     0.57           0.57             0.60            0.67
-------------------------------------------------------------------------------------------------------------------


Using Total Market Premiums - Minority Interest Acquisitions (*$100 m Equity Value)
-------------------------------------------------------------------------------------------------------------------
     Acquisition Premium
                      High                                    286.7%        329.4%           260.8%
                      Mean                                     44.0%         47.1%            53.1%
                      Median                                   30.8%         33.3%            37.5%
                      Low                                       0.0%          0.0%             4.8%
     Implied Range of Market Value per Share
                      High                              $      2.17    $     2.40     $       2.06
                      Mean                                     0.81          0.82             0.87
                      Median                                   0.73          0.75             0.78
                      Low                                      0.56          0.56             0.60
-------------------------------------------------------------------------------------------------------------------

* means less than

--------------------------------------------------------------------------------
(1) Share Prices prior to announcement date of October 23, 2001.

Sources of information: Commodity Systems, Inc, and Mergerstat, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
ACQUISITION PREMIUMS ANALYSIS

Comparable Transaction Acquisition Premiums - All Acquisitions
($ per share)

Announcement                                                                           offer     Prior One Day     Prior One Week
                                                                                                ---------------    --------------
    Date                 Acquiror                             Seller                   Price     Price Premium      Price Premium
------------   ---------------------------------  --------------------------------    -------   ---------------    --------------
06/22/01       Private Group (Schaeden)           Quizno's Corporation (NASD:         $ 8.50    $ 7.68    10.7%    $ 7.99    6.4%
                                                  QUIZ)

05/10/01       Private Group (Management)         NPC International, Inc. (NASD:       11.55     10.74     7.5%     10.70    7.9%
                                                  NPCI)

04/15/01       Private Group (Management)         UNO Restaurant, Inc (NASD: UNO)       9.75      9.50     2.6%      9.50    2.6%

04/02/01       Private Group (Oyster & Panchos)   Panchos Mexican Buffet Inc            4.60      2.50    84.0%      3.00   53.3%
                                                  (NASD: PAMX)

03/23/01       PJ Acquisition Corp                PJ America, Inc (NASD: PJAM)          8.75      6.63    32.1%      5.75   52.2%

02/15/01       Gold Investment Fund               Vicorp Restaurants Inc (NASD:        25.65     18.88    35.9%     19.06   34.6%
                                                  VRES)

12/21/00       BJ Chicago, LLC                    Chicago Pizza & Brewery, Inc          4.00      2.81    42.2%      3.25   23.1%
                                                  (NASD: CHGO)

11/16/00       Bruckmann Rosser Sherrill & Co     II Fornaio (America) Corp            12.00      9.31    28.9%      9.69   23.9%
                                                  (NASD: ILFO)

10/06/00       Carrols Corp                       Taco Cabana Inc (NASD: TACO)          9.04      4.16   117.3%      4.31  109.7%

09/26/00       Landry's Restaurants (NYSE: LNY)   Rain Forest Cafe, Inc (NASD:          3.25      2.03    60.1%      2.06   57.8%


07/14/00       Jacksonville Restaurant            Cucos Inc (OTC: CUCO)                 1.00      1.00     0.0%      0.69   44.9%
               Acquisition Corp

06/05/00       Caxton-Iseman Capital, Inc         Buffets, Inc (NASD: BOCB)            13.85     12.13    14.2%     11.00   25.9%

11/30/98       Nathan's Famous Inc (NASD: NATH)   Miami Subs Corp (NASD: SUBS)          2.07      1.75    18.3%      1.38   50.0%

03/19/99       Private Group                      Rock Bottom Restaurants Inc          10.00      8.44    18.5%      8.50   17.6%
                                                  (NASD: BREW)

01/02/99       Checkers Drive-In Restaurants, Inc Rally's Hamburgers, Inc (NASD:        0.56      1.00      na       1.19     na
               (NASD: CHKR)                       RLLY)

12/03/98       SRC Holdings Inc/ Private Group    Back Bay Restaurant Group, Inc       10.25      9.13    12.3%      9.00   13.9%
                                                  (NASD: PAPA)

9/18/1998      Cracken Harkey Street & Hartnett   Spaghetti Warehouse, Inc              8.00      5.75    39.1%      6.06   32.0%
               LLC                                (NASD: SWH)


Announcement                                                                            Prior One Month   Prior Two Months
                                                                                        ----------------  ----------------
    Date              Acquiror                             Seller                        Price Premium      Price Premium
------------   -------------------------------    --------------------------------      ----------------  ----------------
06/22/01       Private Group (Schaeden)           Quizno's Corporation (NASD:            $ 7.40  14.9%     $ 7.12   19.4%
                                                  QUIZ)

05/10/01       Private Group (Management)         NPC International, Inc. (NASD:          10.33  11.8%      10.31   12.0%
                                                  NPCI)

04/15/01       Private Group (Management)         UNO Restaurant, Inc (NASD: UNO)          9.33   4.5%       8.25   18.2%

04/02/01       Private Group (Oyster & Panchos)   Panchos Mexican Buffet Inc               3.50  31.4%       3.50   31.4%
                                                  (NASD: PAMX)

03/23/01       PJ Acquisition Corp                PJ America, Inc (NASD: PJAM)             6.50  34.6%       5.88   48.9%

02/15/01       Gold Investment Fund               Vicorp Restaurants Inc (NASD:           16.88  52.0%      17.75   44.5%
                                                  VRES)

12/21/00       BJ Chicago, LLC                    Chicago Pizza & Brewery, Inc             3.13  28.0%       2.81   42.2%
                                                  (NASD: CHGO)

11/16/00       Bruckmann Rosser Sherrill & Co     II Fornaio (America) Corp                9.00  33.3%       8.50   41.2%
                                                  (NASD: ILFO)

10/06/00       Carrols Corp                       Taco Cabana Inc (NASD: TACO)             4.31 109.7%       4.50  100.9%

09/26/00       Landry's Restaurants (NYSE: LNY)   Rain Forest Cafe, Inc (NASD:             2.25  44.4%       2.50   30.0%
                                                  RAIN)

07/14/00       Jacksonville Restaurant            Cucos Inc (OTC: CUCO)                    0.69  44.9%       0.63   58.7%
               Acquisition Corp

06/05/00       Caxton-Iseman Capital, Inc         Buffets, Inc (NASD: BOCB)               10.88  27.4%       8.25   67.9%

11/30/98       Nathan's Famous Inc (NASD: NATH)   Miami Subs Corp (NASD: SUBS)             1.13  83.2%       1.13   83.2%

03/19/99       Private Group                      Rock Bottom Restaurants Inc              8.69  15.1%       6.00   66.7%
                                                  (NASD: BREW)

01/02/99       Checkers Drive-In Restaurants, Inc Rally's Hamburgers, Inc (NASD:           0.53   5.7%       0.78     na
               (NASD: CHKR)                       RLLY)

12/03/98       SRC Holdings Inc/ Private Group    Back Bay Restaurant Group, Inc           8.00  28.1%       7.25   41.4%
                                                  (NASD: PAPA)

9/18/1998      Cracken Harkey Street & Hartnett   Spaghetti Warehouse, Inc                 7.81   2.4%       7.69    4.0%
               LLC                                (NASD: SWH)

                                               --------------------------------------------------------------------------
                                                  High                 117.3%        109.7%        109.7%          100.9%
                                                  Mean                  32.7%         34.7%         33.6%           44.4%
                                                  Median                23.7%         29.0%         28.1%           41.8%
                                                  Low                    0.0%          2.6%          2.4%            4.0%
                                               --------------------------------------------------------------------------

10/23/2001     Management Group (1)             Interfoods, Inc
                                                (OTC: IFDA)      $ 1.064  $ 0.56  89.9%  $ 0.56  89.9%  $ 0.57  86.6%  $ 0.60  77.3%
                                                                 $ 1.043          86.3%          86.3%          83.0%          73.9%
                                                                 $ 1.023          82.7%          82.7%          79.5%          70.6%
                                                                 $ 1.014          81.0%          81.0%          77.8%          68.9%
                                                                 $ 1.004          79.3%          79.3%          76.2%          67.4%
                                                                 $ 0.985          76.0%          76.0%          72.9%          64.2%
                                                                 $ 0.967          72.7%          72.7%          69.7%          61.2%

--------------------------------------------------------------------------------
(1) Offer price is range of present value of Debentures per share. See Debenture Analysis for discussion regarding present value assumptions.

Sources of information: Agreement, Commodity Systems, Inc, and Mergerstat Control Premium Study

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
ACQUISITION PREMIUMS ANALYSIS

Comparable Transaction Acquisition Premiums - Minority Interest Acquisitions ($ per share)

Announcement                                                                        Offer    Prior One Day     Prior One Week
   Date               Acquiror                         Seller                       Price    Price Premium      Price Premium
------------  ------------------------    ------------------------------------      ------- ---------------   ----------------
06/22/01      Private Group (Schaeden)    Quizno's Corporation (NASD: QUIZ)         $ 8.50  $ 7.68    10.7%   $ 7.99     6.4%

05/10/01      Private Group (Management)  NPC International, Inc. (NASD: NPCI)       11.55   10.74     7.5%    10.70     7.9%

04/15/01      Private Group (Management)  UNO Restaurant, Inc (NASD: UNO)             9.75    9.50     2.6%     9.50      26%

03/23/01      PJ Acquisition Corp         PJ America, Inc (NASD: PJAM)                8.75    6.63    32.1%     5.75    52.2%

12/21/00      BJ Chicago, LLC             Chicago Pizza & Brewery, Inc (NASD: CHGO)   4.00    2.81    42.2%     3.25    23.1%

Announcement                                                                                Prior One Month   Prior Two Months
   Date               Acquiror                         Seller                                Price Premium      Price Premium
------------  ------------------------    ------------------------------------             ----------------   ----------------
06/22/01      Private Group (Schaeden)    Quizno's Corporation (NASD: QUIZ)                 $ 7.40    14.9%   $ 7.12    19.4%

05/10/01      Private Group (Management)  NPC International, Inc. (NASD: NPCI)               10.33    11.8%    10.31    12.0%

04/15/01      Private Group (Management)  UNO Restaurant, Inc (NASD: UNO)                     9.33     4.5%     8.25    18.2%

03/23/01      PJ Acquisition Corp         PJ America, Inc (NASD: PJAM)                        6.50    34.6%     5.88    48.9%

12/21/00      BJ Chicago, LLC             Chicago Pizza & Brewery, Inc (NASD: CHGO)           3.13    28.0%     2.81    42.2%

                                          -----------------------------------------------------------------------------------------
                                          High                                        42.2%        52.2%        34.6%         48.9%
                                          Mean                                        19.0%        18.4%        18.8%         28.1%
                                          Median                                      10.7%         7.9%        14.9%         19.4%
                                          Low                                          2.6%         2.6%         4.5%         12.0%
                                          -----------------------------------------------------------------------------------------


10/23/2001    Management Group (1)        Interfoods, Inc (OTC: IFDA)  $ 1.064 $ 0.56 89.9% $ 0.56 89.9% $ 0.57 86.6% $ 0.60  77.3%
                                                                       $ 1.043        86.3%        86.3%        83.0%         73.9%
                                                                       $ 1.023        82.7%        82.7%        79.5%         70.6%
                                                                       $ 1.014        81.0%        81.0%        77.8%         68.9%
                                                                       $ 1.004        79.3%        79.3%        76.2%         67.4%
                                                                       $ 0.985        76.0%        76.0%        72.9%         64.2%
                                                                       $ 0.967        72.7%        72.7%        69.7%         61.2%
-----------------------------------------------------------------------------------------------------------------------------------

(1) Offer price is range of present value of Debentures per share. See Debenture Analysis for discussion regarding present value assumptions.

Sources of information: Agreement, Commodity Systems, Inc, and Mergerstat Control Premium Study

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
 VALUATION ANALYSIS
 ACQUISITION PREMIUMS ANALYSIS

Mergerstat Acquisition Premiums - Minority Interest Acquisitions(1) ($ in millions)

                                                                                                               Acquisition Premium
Announcement                                                                                                 -----------------------
    Date       Seller                                  Buyer                                Deal Size ($m)   1 Day   5 Day    30 Day
------------   -----------------------------------     ----------------------------------   -------------    -----------------------
  23-Oct-01    OAO Technology Solutions Inc            Lehman (JF) & Co                            11.40      28.91%  39.83%  30.95%
  17-Oct-01    Market America Inc                      Private Group Led By Ridinger               35.73      79.78%  81.82%  86.05%
  18-Sep-01    Organic Inc                             Seneca Investments LLC                       5.60      13.79%  17.86%  37.50%
   6-Sep-01    Petroleum Helicopters Inc               Private Group Led By Al Gonsoulin           30.39       2.50%   2.50%  20.59%
  31-Aug-01    American Resources Offshore Inc         Blue Dolphin Energy Co                       1.27      22.22%  22.22%  22.22%
  22-Aug-01    HomeServices.Com Inc                    Berkshire Hathaway Inc                      24.47      38.78%  40.50%  66.67%
   3-Aug-01    Lincoln Snacks Co                       Lincoln Snacks Acquisition Corp              3.07      12.90%  16.67%  27.27%
  16-Jul-01    Peapod Inc                              Koninklijke Ahold NV                        33.80      72.00%  76.23%  80.67%
  22-Jun-01    Quiznos Corp (The)                      Private Group Led By Schaden                 6.02      10.68%   8.56%  19.21%
  14-May-01    Agency.com Ltd                          Seneca Investments LLC                      44.62      63.41%  45.02% 142.75%
  30-Apr-01    STV Group Inc                           Private Group Led By ESOP Of STV
                                                           Group Inc                               16.23      97.37% 110.28%  80.00%
   9-Apr-01    Capital Alliance Income Trust Ltd       Sutter Capital Management LLC                1.34      27.84%  23.63%  47.54%
  27-Mar-01    Hahn Automotive Warehouse Inc           Private Group Led By Futerman                1.71      33.33%  33.33%   9.89%
   6-Mar-01    J2 Communications                       Private Group led by Daniel
                                                           Laikin & Paul Skjodt                     6.54      17.65%  18.76%  17.65%
  22-Feb-01    Aqua Care Systems Inc                   AV Inc                                       2.36      56.25%  56.25%  28.57%
  24-Jan-01    Firecom Inc                             Private Group Led By Mendez                  2.35      59.09%  59.09%  34.62%
  22-Dec-00    Delco Remy International Inc            Citigroup Inc                               80.90      74.63%  58.33%  35.71%
  19-Dec-00    VitaminShoppe.com Inc                   Vitamin Shoppe Industries Inc                7.28     222.58% 112.77%  58.73%
   7-Dec-00    NuCo2 Inc                               BOC Group PLC                                8.51      16.13%  28.57%  58.17%
  14-Nov-00    PhyAmerica Physician Group Inc          Private Group                                2.76      50.00%  50.00%  15.38%
  13-Nov-00    Quiznos Corp (The)                      Private Group Led by Management              3.40      18.52%  18.52%  28.00%
  10-Nov-00    Holts Cigar Holdings Inc                Private Group                                8.34      57.14%  44.36%  57.14%
   6-Nov-00    Ellett Brothers Inc                     Private Group                                4.69       8.84%  18.96%  28.00%
   3-Nov-00    ATEC Group Inc                          Applied Digital Solutions Inc                9.09     286.74% 329.45% 260.82%
  27-Oct-00    Neutral Posture Ergonomics Inc          Private Group                                2.82      74.62%  81.60%  69.40%
  25-Oct-00    Uno Restaurant Corp                     Private Group Led By Aaron D Spencer        40.76      33.38%  60.89%  34.48%
  17-Oct-00    Trex Medical Corp                       Thermo Electron Corp                        14.70     102.83% 102.83% 102.83%
  22-Sep-00    Ridgewood Financial Inc                 Boiling Springs Bancorp                     26.90      12.50%  24.65% 134.07%
   1-Sep-00    Minolta QMS Inc                         Minolta Co Ltd                              34.23     100.00% 100.00%  81.27%
  28-Aug-00    800-JR Cigar Inc                        L&LR Inc                                    40.12      20.93%  18.83%  26.83%
  20-Jul-00    EFTC Corp                               Thayer-BLUM Funding LLC                     22.50     100.00%  68.07% 103.05%
  11-Jul-00    In Home Health Inc                      Manor Care Inc                               7.91      23.33%  28.47%  87.82%
  23-Jun-00    American Educational Products Inc       Geneve Corp                                  5.46       5.26%   9.53%   9.53%
   4-May-00    Petroglyph Energy Inc                   Intermountain Industries Inc                 7.71      42.50% 106.52%  26.67%
  27-Apr-00    Stratosphere Corp                       Private Group                                9.36      13.72%  30.44%  30.44%
  31-Jan-00    Onix Systems Inc                        Thermo Electron Corp                        25.46       2.86%  16.13%  71.43%
  31-Jan-00    Thermedics Detection Inc                Thermo Electron Corp                        25.33       0.76%   0.76%   4.85%
  18-Jan-00    Conning Corp                            Metropolitan Life Insurance Co              66.33      30.75%  33.26%  47.06%
   8-Dec-99    Robertson-Ceco Corp                     Heico Holdings Inc                          56.46      45.94%  43.75%  55.83%
  20-Oct-99    ThermoRetec Corp                        Thermo Electron Corp                        23.47      27.27%  33.33%  38.34%
  15-Oct-99    Crystal Gas Storage Inc                 El Paso Energy Corp                         55.16      26.67%  29.16%  28.09%
  28-Sep-99    Inter Parfums Inc                       LVMH Moet Hennessy Louis Vuitton SA         12.20      20.72%  23.08%  26.32%
   3-Sep-99    Digital Link Corp                       DLZ Corp                                    42.92      32.48%  29.47%  14.21%
  18-Aug-99    HTE Inc                                 Tyler Technologies Inc                      15.31       8.90%  25.41%  11.27%
  12-Aug-99    Todhunter International Inc             Angostura Ltd                                6.50       0.60%   0.00%  17.65%
  30-Jul-99    Todhunter International Inc             Angostura Ltd                               10.00       0.00%  11.11%  22.10%
  30-Jul-99    Harmac Pacific Inc                      Pope & Talbot Inc                           40.13      37.55%  29.10%  49.29%
  28-Jul-99    Concord Fabrics Inc                     Private Group                               10.50      39.96%  35.63%  68.02%
  10-Jun-99    Intek Global Corp                       Securicor PLC                               49.30      39.35%  32.02%  72.00%
  24-May-99    Thermo Vision Corp                      Thermo Electron Corp                        11.59      75.00%  75.00% 123.64%
  19-May-99    Reinhold Industries Inc                 Hammond Kennedy Whitney & Co Inc             8.98      12.50%  21.95%  25.17%
  12-May-99    Leslie Fay Co Inc                       Three Cities Research Inc                   15.00       8.93%  42.42%  68.28%
  21-Apr-99    DSI Toys Inc                            MVII LLC                                     7.01      59.27%  94.67% 100.00%
  21-Apr-99    Consolidated Technology Group Ltd       Technology Acquisitions Ltd                  2.00      78.57%  92.31% 150.00%
   8-Mar-99    ENStar Inc                              Private Group                               13.02      56.25%  60.05%  44.84%
   8-Mar-99    LabOne Inc                              Lab Holdings Inc                            33.11      17.19%  10.29%   6.25%
  24-Feb-99    Industrial Scientific Corp              Private Group                               31.11      39.02%  39.84%  20.00%
  11-Feb-99    Meridian Sports Inc                     Mafco Holdings Inc                           1.54      10.00%  44.74%  44.74%
   1-Feb-99    Seer Technologies Inc                   Level 8 Systems Inc                          1.70      25.00%  12.90%  25.00%

                                                     ------------------------------------------------------------------------------
                                                       High                                                   286.7%  329.4%  260.8%
                                                       Mean                                                    44.0%   47.1%   53.1%
                                                       Median                                                  30.8%   33.3%   37.5%
                                                       Low                                                      0.0%    0.0%    4.8%
                                                     ------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Includes all minority interest acquisitions from January 1999, under $100 million deal size.

Sources of information: Mergerstat, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
SELECTED COMPARABLE TRANSACTION ANALYSIS

     . The premiums paid analysis involves the comparison of the range of consideration in the Proposed Transaction to the average closing price of the Company's common stock over varying time periods prior to October 22, 2001.

     . The premiums calculated are based on the range of estimated present value of Debentures per share as discussed in the Debenture Analysis.

     . It is noted that the Proposed Transaction represented a premium for all periods reviewed within the entire range of present value assumptions.

     . In addition, the daily premium or discount of the high, average and low range of present values of the Debentures per share was graphed.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
PREMIUMS PAID ANALYSIS

Premiums Paid Analysis

Range of estimated present value of Debentures per share (1)   $ 1.064   $ 1.043   $ 1.023   $ 1.014   $ 1.004   $ 0.985   $ 0.967

                                                 Closing Price
                                                   per Share                                   Premium
                                                ---------------  -------------------------------------------------------------------
As of October 22, 2001                            $    0.5600     89.9%     86.3%     82.7%     81.0%     79.3%     76.0%     72.7%

Sensitivity Analysis:
   Prior Day Closing Price                        $    0.5600     89.9%     86.3%     82.7%     81.0%     79.3%     76.0%     72.7%

   Prior 5 Trading Day Average Closing Price      $    0.5600     89.9%     86.3%     82.7%     81.0%     79.3%     76.0%     72.7%

   Prior 10 Trading Day Average Closing Price     $    0.6080     74.9%     71.6%     68.3%     66.7%     65.2%     62.1%     59.1%

   Prior 20 Trading Day Average Closing Price     $    0.6940     53.2%     50.3%     47.5%     46.1%     44.7%     42.0%     39.4%

   Prior 30 Trading Day Average Closing Price     $    0.7117     49.4%     46.6%     43.8%     42.4%     41.1%     38.5%     35.9%

   Prior 60 Trading Day Average Closing Price     $    0.7243     46.8%     44.0%     41.3%     39.9%     38.6%     36.0%     33.5%

   Prior 90 Trading Day Average Closing Price     $    0.7498     41.8%     39.1%     36.5%     35.2%     33.9%     31.4%     29.0%

   Prior Six Month Average Closing Price          $    0.7804     36.3%     33.7%     31.1%     29.9%     28.7%     26.3%     23.9%

   Prior Year Average Closing Price               $    0.8197     29.8%     27.3%     24.8%     23.7%     22.5%     20.2%     18.0%

------------------------------------------------------------------------------------------------------------------------------------

(1) See Debenture Analysis for discussion regarding present value assumptions.

Sources of information: Agreement and Commodity Systems, Inc.

Interfoods of America, Inc.                                         CONFIDENTIAL
--------------------------------------------------------------------------------
VALUATION ANALYSIS
PREMIUMS PAID ANALYSIS

      Interfoods - Daily Premiums Paid on High, Middle and Low Estimated
                     Present Value of Debenture per share
                      October 23, 2000 - October 22, 2001


                                    [GRAPH]


--------------------------------------------------------------------------------
Sources of information: Agreement and Commodity Systems, Inc.

                                  Exhibit (d)

                       ADDENDUM TO MIDNUPTIAL AGREEMENT
                       --------------------------------

     THIS ADDENDUM TO MIDNUPTIAL AGREEMENT dated May 10, 1996, made at Miami, Dade County, Florida, by and between ROBERT S. BERG, presently a resident of Dade County, Florida, hereafter referred to as HUSBAND, and LOURDES T. BERG, presently residing in Monroe County, Florida, hereafter referred to as WIFE.

     The parties hereto do hereby agree as follows:

                      I.  STOCK IN INTERFOODS OF AMERICA.
                          ------------------------------

     A. The Husband does hereby agree that he shall transfer to the Wife upon entry of Final Judgment of Dissolution of Marriage, One Hundred Thousand (100,000) shares of INTERFOODS OF AMERICA stock to be held by her pursuant to the "Shareholders' Agreement", after the holding period set forth in said Agreement, the Wife may sell said stock.

     B. The Husband does further agrees to transfer to the Wife upon entry of Final Judgment of Dissolution of Marriage, One Hundred Thousand (100,000) shares of INTERFOODS OF AMERICA stock to be held pursuant to the "Shareholders' Agreement". The Husband may purchase said shares at any time for $1.00 per share, regardless of the price per share at the time of his purchasing same.

     C. In the event that the Wife conveys to a Trust for the benefit of KATHERINE C. BERG, the child of the parties hereto, any of the stock in INTERFOODS OF AMERICA, the Husband shall convey to said Trust, two (2) shares for every one (1) share conveyed by the Wife, up to Twenty Five Thousand (25,000) shares.

     D. The parties agree that the Husband shall hold the voting rights in all of the stock referred to herein and the Wife agrees to execute proxies in favor of the Husband at any time she is requested to do so.

                          II.  OCEAN REEF MEMBERSHIP.
                               ---------------------

     The Wife agrees to pay to the Husband the sum of $500.00 for use of the Ocean Reef Club Membership for the remainder of the year 1997. The Husband agrees to secure and pay for the initiation fee for a social membership at Ocean Reef Club for the benefit of the Wife. The Husband shall be not be responsible for said payment until such time as the property set forth in Paragraph XI of the Midnuptial Agreement is sold. The Wife shall be responsible for all dues and charges for said membership.

     Except as set forth in this Addendum, all the terms and provisions of the aforementioned Midnuptial Agreement are hereby ratified and confirmed.

                           III.  ELK RIVER PROPERTY.
                                 ------------------

     Article X of the Midnuptial Agreement is amended by adding the following provision, to-wit:

In the event a residence is constructed on the lot referred to herein, and the Husband is not using said residence, or it is not rented, the Wife may use said residence. During the period of her use, the Wife shall pay all utilities and club charges.

     IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals on the 30th day of April 1, 1997.

Signed, sealed and delivered
in the presence of:

(Illegible Signature)                             /s/ Robert S. Berg
--------------------------------                  -----------------------------
                                                  ROBERT S. BERG

(Illegible Signature)                                     ("HUSBAND")
--------------------------------
AS TO HUSBAND

(Illegible Signature)                             /s/ Lourdes T. Berg
--------------------------------                  -----------------------------
                                                  LOURDES T. BERG

(Illegible Signature)                                     ("WIFE")
--------------------------------
AS TO WIFE


STATE OF FLORIDA
COUNTY OF DADE

     The foregoing instrument was acknowledged before me this 30th day of April, 1997, by ROBERT S. BERG, who has produced (personally known) as identification and who did take an oath.


                                /s/ Ann E. Sonte
                         -----------------------------
                                 NOTARY PUBLIC

My Commission Expires: August 23, 1997


STATE OF FLORIDA
COUNTY OF DADE

     The foregoing instrument was acknowledged before me this 30th day of April, 1997, by LOURDES T. BERG, who has produced (personally known) as identification and who did take an oath.


                                /s/ Ann E. Sonte
                         -----------------------------
                                 NOTARY PUBLIC

My Commission Expires: August 23, 1997